Filed Pursuant to Rule 424(b)(4)
Registration No. 333-145735

Prospectus
14,000,000 Shares

Petro Resources Corporation

Common Stock

We are offering for sale 14,000,000 shares of our common stock. Our common stock is listed on the American Stock Exchange and trades under the symbol “PRC.” On October 29, 2007, the last reported sale price of our common stock on the American Stock Exchange was $2.32 per share.

We have granted the underwriters a 30-day option to purchase up to an additional 2,100,000 shares of common stock from us to cover over-allotments.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11.

	Per Share	Total

Public offering price	$2.00	$28,000,000
Underwriting discount	$0.14	$1,960,000
Proceeds, before expenses, to Petro Resources Corporation	$1.86	$26,040,000

The underwriters expect to deliver the shares of common stock to purchasers on or about November 2, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Canaccord Adams
Pritchard Capital Partners, LLC
Scarsdale Equities LLC

The date of this prospectus is October 30, 2007

Williston Basin,
North Dakota
South San Arroyo,
Utah
El Vado East,
Northern New Mexico
Palo Duro Basin,
Panhandle of Texas
Cinco Terry Prospect,
Southwest Texas
Boomerang Prospect,
Western Kentucky
Gulf of Mexico

You should rely only on the information contained in this document or to which we refer you. We have not, and the underwriters have not, authorized any other person to provide you with different information than contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters have not, made an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the shares of our common stock offered under this prospectus. The registration statement, including the exhibits to the registration statement, can be read on the Securities and Exchange Commission, or SEC, website or at the SEC office described under the heading “Available Information.”

Information contained on or accessible through our website does not constitute part of this prospectus.

This prospectus includes industry data and forecasts that we obtained from internal research, publicly available information and industry publications and surveys. Our internal research and forecasts are based upon management’s understanding of industry conditions, and such information has not been verified by any independent sources. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources we believe to be reliable. We do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our positions relative to our competitors refer to the most recent available data.

i

In connection with the issue of the shares, Canaccord Adams Inc. (the “Stabilising Manager”) (or persons acting on behalf of any Stabilising Manager) may over-allot shares or effect transactions with a view to supporting the market price of the shares at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the information under the heading “Risk Factors,” our financial statements, and the notes to those financial statements included elsewhere in this prospectus. Unless otherwise indicated, share numbers in this prospectus assume that the underwriters do not exercise its over-allotment option to purchase additional shares of common stock.

In this prospectus we refer to Petro Resources Corporation and its subsidiaries as “Petro Resources,” “we,” “us,” “our,” or “our company.” On February 16, 2007, we acquired an approximate 43% average working interest in certain producing properties located in the Williston Basin of North Dakota. Those properties are referred to in this prospectus as the “Williston Basin Acquisition,” “Williston Basin properties” or “North Dakota properties.” Industry terms used in this prospectus are defined in the Glossary of Oil and Natural Gas Terms beginning on page 64.

Overview

Petro Resources Corporation is an independent oil and natural gas company engaged in the acquisition, drilling and production of oil and natural gas properties in the United States. We act as a non-operator, which means we do not directly manage exploration, drilling or development operations. Instead, we seek to acquire interests in oil and natural gas properties in joint ownership with oil and natural gas companies that have exploration, development, production and operational expertise.

As a non-operator we have been able to leverage off the recognized geological, geophysical, and operational expertise of operators in certain geological provinces. We expect to bear only a small portion of the operator’s overall geological and geophysical costs and receive in turn the full value of the specialized expertise of the operator’s staff. We believe we are able to further leverage and diversify our portfolio by partnering or participating with several highly respected operators in different areas of the country.

Our business strategy is focused around our ability to create and maximize shareholder value by leveraging the knowledge and expertise of our industry partners with regard to specific oil and natural gas projects, coupled with the knowledge and experience of our management team, in an effort to rapidly grow our diversified portfolio of oil and natural gas producing properties. We intend to achieve a balanced portfolio of producing properties by participating in oil and natural gas projects, both onshore and offshore, targeting low-to-medium risk projects that provide meaningful reserve, production and cash flow growth. We have focused our acquisition efforts on oil and natural gas properties and prospects principally located in North Dakota, the Gulf of Mexico, Texas, Louisiana, Kentucky, Utah, New Mexico, and Colorado. As of June 30, 2007, we owned interests in approximately 252,054 gross (46,590 net) leasehold acres, of which 234,415 gross (39,946 net) acres are classified as undeveloped acreage. The table below identifies the states in which our leasehold acreage is located as of June 30, 2007.

			Potential
State	Gross Acres	Net Acres	Drilling Locations(1)

North Dakota	15,000	6,300	75
Texas	44,639	7,410	278
Louisiana	800	84	—
Kentucky	72,000	4,800	1,200
Utah	20,300	17,249	50
New Mexico(2)	90,000	9,000	140
Colorado	9,315	1,747	—

Total	252,054	46,590	1,743

(1)	Potential drilling locations represent total gross locations identified by management as an estimate of future multi-year drilling inventory on existing acreage. Our actual drilling activities may change depending on oil and natural gas prices, the availability of capital, costs, drilling results, regulatory requirements and other factors. See “Risk Factors.”

(2)	We acquired this acreage in August 2007 with an effective date of May 15, 2007.

As of December 31, 2006, our net proved reserves were approximately 27.25 mboe, of which 7.9 mbbls were crude oil reserves, excluding additional reserves attributable to our 5.3% limited partnership interest in Hall-Houston Exploration II, L.P. Subsequently, our proved reserves increased substantially as the result of our acquisition of the Williston Basin properties, which closed on February 16, 2007. As of January 1, 2007, these properties had proved reserves of 1.47 mmboe, net to the interest we acquired.

We have aggressively acquired working interests in several producing oil and natural gas properties as well as interests in prospective leasehold acreage with both exploration and development potential. We acquired our initial interest in drilling prospects in July 2005, successfully commenced oil and natural gas production in December 2005, and received our first revenues in February 2006. Since July 2005, we have invested approximately $37 million in property and leasehold acquisitions. As of June 30, 2007, we owned working interests in 160 producing wells in North Dakota, Texas, and Louisiana, with an average net daily production during June 2007 of approximately 345 boe/d. We also own an indirect working interest in eight producing wells in the Gulf of Mexico through our limited partnership interest in Hall-Houston Exploration II, L.P.

The following table highlights our portfolio of wells by location at June 30, 2007 and our average daily production during June 2007.

					Gross Average	Net Average
					Daily	Daily
			Gross Wells	Net Wells	Production	Production
	Gross Wells	Net Wells	Waiting	Waiting	(boe/d) in	(boe/d) in
Location	Producing	Producing	Hook-Up	Hook-Up	June 2007	June 2007

North Dakota	151.0	65.6	2.0	1.0	901.0	326.0
Gulf of Mexico(1)	8.0	0.4	—	—	N/A	N/A
Texas	7.0	0.6	—	—	211.0	14.0
Louisiana	1.0	0.1	—	—	61.0	5.0
Kentucky	—	—	3.0	0.2	—	—

Total	167.0	66.7	5.0	1.2	1,173.0	345.0

(1)	Represents our 5.3% limited partnership interest in Hall-Houston Exploration II, L.P. Due to partnership confidentiality requirements, daily production amounts are not available for public disclosure.

Our Strategy

Our business strategy is to participate as a non-operator in oil and natural gas properties and drilling prospects. We intend to employ the services of independent consultants and contractors to perform various professional services, including reservoir engineering, land, legal, environmental and tax services. We will also pursue alliances with third parties in the areas of geological and geophysical services and prospect generation, evaluation and leasing as it relates to project-specific opportunities. As a non-operator, we intend to rely on unaffiliated third party operators to drill, produce and market our oil and natural gas.

It is our belief that the exploration and production industry’s most significant value creation occurs through the drilling of successful exploratory wells and the enhancement of oil recovery in mature fields. Our goal is to create significant value while maintaining a low cost structure. To this end, our business strategy includes the following elements:

Participation in exploration prospects with proven operators. We intend to pursue prospects in partnership with other companies that have exploration, development and production expertise. We will participate as a non-operator and will evaluate each prospect based on its geological and geophysical merits and, in large part, on the operator’s track record.

Negotiated acquisitions of properties. We intend to acquire properties based on our view of the pricing cycles for oil and natural gas and available exploration and development opportunities of proved, probable and possible reserves associated with such properties. Our acquisition strategy centers around direct negotiations with oil and natural gas companies, and we generally avoid acquiring properties offered through auctions.

Leasing of prospective acreage. In the course of our business, we may identify drilling opportunities on properties that have not yet been leased. We may take the initiative to lease acreage and sell all or any portion of the leased acreage to other companies that want to participate in the drilling and development of the prospective acreage.

Controlling Costs. We intend to maximize our returns on capital by minimizing our expenditures on general and administrative expenses. We also intend to minimize initial capital expenditures on geological and geophysical overhead, seismic data, hardware and software by partnering with cost efficient operators. We believe that by limiting our overhead costs, we will be able to better control total costs and retain flexibility in terms of project management.

With the acquisition of the Williston Basin properties, approximately 87% of our proved reserves are crude oil. It is our long-term goal to achieve a well diversified portfolio of oil and natural gas producing properties located onshore in North America and offshore in the Gulf of Mexico. In addition to geographic diversification, we also plan to target a balanced reserve mix between conventional and unconventional resource plays.

Summary of Budgeted Expenditures

The following table presents a summary of our anticipated capital expenditures for the remainder of fiscal year 2007 and for fiscal year 2008.

	July 1, 2007 through
	December 31, 2007				Fiscal Year 2008
	Gross Wells		Net Wells		Gross Wells	Net Wells
	Projected		Projected	Net Capital	Projected	Projected	Net Capital
	to be		to be	Expenditure	to be	to be	Expenditure
Project/Location	Drilled		Drilled	Budget	Drilled	Drilled	Budget

Williston Basin, North Dakota	4		1.3	$6,625,000	18	7.8	$22,000,000
Offshore Gulf of Mexico(1)	7		0.3	$1,300,000	4	0.2	$2,800,000
Cinco Terry, Southwest TX	8		0.8	$800,000	4	0.4	$392,000
Boomerang, Western KY	6	(2)	0.4	$341,700	11	0.7	$737,000
El Vado East, Northern New Mexico	1		0.1	$388,000	3	0.3	$375,000

Total	26		2.9	$9,454,700	40	9.4	$26,304,000

(1)	Represents our 5.3% limited partnership interest in Hall-Houston Exploration II, L.P. and capital commitment pursuant to the terms of the limited partnership agreement. On July 16, 2007, we contributed an additional $799,920 to the partnership.

(2)	Includes three new horizontal wells and three horizontal laterals to be drilled from existing well bores.

Our Primary Project/Prospect Areas

Williston Basin, North Dakota. On February 16, 2007, we acquired from Eagle Operating, Inc. an approximate 43% average working interest in 15 producing oil fields and approximately 150 producing wells located in the Williston Basin in North Dakota. During June 2007, the properties produced approximately 326 boe/d net to our interest. Eagle Operating is the operator of the Williston Basin properties.

The Williston Basin properties are secondary water flood re-pressurization candidates and the operator has commenced, and intends to continue, re-pressurization and subsequent horizontal drilling operations to increase production rates and ultimate recovery of oil in place. Based on a reserve report prepared for us by Cawley, Gillespie & Associates, Inc., and after giving effect to a 4% of 8/8ths overriding royalty interest, proportionately reduced, granted to our lenders in connection with the Williston Basin Acquisition, as of January 1, 2007, these properties contained proved developed producing reserves, net to our company’s interest, of approximately 0.98 mmbbls of crude oil and 1.02 bcf of natural gas reserves, in addition to proved undeveloped reserves of approximately 0.32 mmbbls of crude oil. The operator has informed us that it intends to drill up to four additional wells through the remainder of 2007 and up to 18 wells in 2008.

Offshore Gulf of Mexico. In April 2006, in order to establish a presence in the Gulf of Mexico, we purchased a 5.3% limited partnership interest in Hall-Houston Exploration II, L.P., an oil and natural gas exploration and development partnership that has operations focused primarily offshore in the Gulf of Mexico. Our interest in the partnership required that we commit to contribute up to $8 million to the capital of the partnership, of which we had contributed $3.9 million as of August 20, 2007.

The partnership commenced exploration activities in the third quarter of 2006 and has successfully drilled nine wells in the shallow waters of the Texas and Louisiana Gulf Coast. One of the wells has been sold and eight wells are currently producing. The general partner has advised us that it expects the partnership to drill up to seven additional exploratory wells during 2007 and up to four wells in 2008.

Cinco Terry Prospect, Southwest Texas. We have a 10% working interest in the Cinco Terry exploratory prospect area in Crockett County, Texas with oil and natural gas potential from three horizons, the Canyon, Wolfcamp and Ellenberger formations. This exploratory prospect is operated by Approach Resources, Inc. The prospect area consists of approximately 18,000 gross (1,800 net) acres. As of June 30, 2007, seven wells have been successfully drilled and completed and are currently producing. The operator has informed us that it intends to drill up to eight additional exploratory wells during the remainder of 2007 and up to four wells in 2008.

Palo Duro Basin, Panhandle of Texas. In November 2005 and January 2006, we acquired leases covering approximately 23,800 mineral acres underlying 33,000 surface acres in the Palo Duro Basin located in Floyd and Motley Counties in Texas. We acquired leases for an aggregate acquisition cost of $2.56 million. In January 2006, we entered into a series of agreements with The Meridian Resource & Exploration LLC relating to the sale of a portion of our undivided interest in the Palo Duro Basin acreage and the drilling and development of the acreage. Pursuant to the terms of the agreements, we sold 75% of our undivided leasehold interest in approximately 23,800 mineral acres to Meridian in exchange for cash consideration of approximately $3.95 million. In addition, we entered into an exploration agreement with Meridian whereby Meridian will act as operator of the acreage. The exploration agreement provides for an area of mutual interest covering the entire area of each of Motley and Floyd Counties. The exploration agreement also provides Meridian with the option of farming out our interest in 15 wells subject to a non-convertible overriding royalty interest of 5% of 8/8ths proportionally reduced, retained by us. We are not obligated to fund any drilling in the first 15 wells drilled in this prospect area. We do not anticipate any activity in this prospect during 2007.

Boomerang Prospect, Western Kentucky. In August 2006, we acquired our current working interest of approximately 6.67% in the Boomerang prospect in western Kentucky. The operator of the property is Approach Resources, Inc. This exploratory prospect consists of approximately 72,000 gross (4,800 net) acres located in the western Kentucky region of the Illinois Basin, and is prospective for natural gas from a horizon of shallow shale that is present at depths ranging between 2,500 and 3,500 feet. The first three wells were drilled in the first quarter of 2007, and the operator has informed us that it intends to begin horizontal drilling operations in each of these wells during the third quarter of 2007. The operator has also informed us that it intends to drill up to three additional exploratory wells during the remainder of 2007 and up to eleven wells in 2008.

South San Arroyo, Utah. In June 2006, we acquired an 85% working interest in the South San Arroyo gas prospect, which consists of 20,300 gross (17,249 net) acres. The shallow oil and natural gas exploratory prospect is located in eastern Utah. We do not anticipate any activity in this prospect during 2007.

El Vado East Prospect, Northern New Mexico. The El Vado East prospect is a Mancos Shale exploratory oil prospect encompassing a total of 90,000 gross (9,000 net) acres located in the Chama Basin in northern New Mexico. We acquired a 10% working interest and an 8.1% net revenue interest in the prospect which will be operated by Approach Resources, Inc. We anticipate that the first of four vertical test wells will be drilled in the fourth quarter of 2007 and the remaining three in 2008.

Corporate Information

We were incorporated in June 1997 in the State of Delaware under the name Kid Kritter U.S.A., Inc. Kid Kritter U.S.A., Inc. ceased business operations in 1999. In 2003, we merged with a company focused on oil and natural gas properties in Russia. In late 2004, we terminated all activities in Russia and redirected our attention to oil and natural gas exploration and development in the continental United States and in the Gulf of Mexico. On April 1, 2005, we recruited a new management team and subsequently changed our name to Petro Resources Corporation.

Our executive offices are located at 777 Post Oak Boulevard, Suite 910, Houston, Texas 77056, and our telephone number is (832) 369-6986. Our website address is www.petroresourcescorp.com. Information contained on or accessible through our website does not constitute part of this prospectus.

THE OFFERING

Common stock offered by us(1)	14,000,000 shares.

Shares outstanding prior to this offering(2)	21,273,172 shares as of September 30, 2007.

Shares to be outstanding after this offering(1)(2)	35,273,172 shares.

Use of proceeds	We expect to receive net proceeds from the sale of shares offered by us, after deducting estimated offering expenses and underwriting discounts, of approximately $25.5 million. We intend to use our net proceeds from this offering to repay a portion of our outstanding indebtedness, to fund a portion of our remaining 2007 capital budget and 2008 capital budget and for general corporate purposes, which may include acquisitions of oil and natural gas properties or prospects, redemption of preferred stock, and working capital. See “Use of Proceeds.”

Dividend policy	We do not anticipate that we will pay cash dividends in the foreseeable future. Our existing credit facility restricts our ability to pay cash dividends.

American Stock Exchange symbol	PRC

Risk factors	Please read “Risk Factors” for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

(1)	Does not include 2,100,000 additional shares of our common stock that the underwriters may purchase pursuant to an option we have granted to them to cover over-allotments.

(2)	Does not include 9,531,946 shares issuable on the exercise or conversion of stock options, warrants, and preferred stock outstanding as of September 30, 2007.

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following table shows certain summary historical and pro forma financial data of our company. The summary historical financial data as of and for the years ended December 31, 2006 and 2005 is derived from our audited financial statements and the related notes thereto included elsewhere in this prospectus. The summary historical financial data as of and for the six months ended June 30, 2007 and 2006 has been derived from our unaudited financial statements and the related notes thereto included elsewhere in this prospectus.

The pro forma combined statement of operations data for the six months ended June 30, 2007 and the year ended December 31, 2006 presented on the following page were derived from our unaudited pro forma condensed combined financial statements and the related notes thereto included elsewhere in this prospectus. On February 16, 2007, we acquired the Williston Basin properties. The pro forma financial data give effect to the acquisition as if it had occurred on January 1, 2006. The Williston Basin properties represent working interests in certain oil and natural gas properties which have been acquired from a separate operating entity. As such, the subject properties have never been accounted for as an operating entity in and of themselves. Accordingly, full separate financial statements prepared in accordance with generally accepted accounting principles do not exist for the Williston Basin properties.

Revenues and direct operating expenses included in the Statements of Combined Revenues and Direct Operating Expenses of the Williston Basin properties represent PRC Williston’s interest in the properties acquired for the periods prior to February 16, 2007, and are presented on the accrual basis of accounting and in accordance with generally accepted accounting principles. Depreciation, depletion and amortization, interest, accretion of asset retirement obligation, general and administrative expenses and corporate income taxes have been excluded. The financial statements presented are not indicative of the results of operations of the acquired properties going forward due to changes in the business and inclusion of the above mentioned expenses.

This information is only a summary and does not provide all of the information contained in our financial statements and related notes. You should read the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 26 of this prospectus and our historical and pro forma financial statements and related notes included elsewhere in this prospectus, where there is additional disclosure regarding the information in the following table, including pro forma information regarding our Williston Basin properties. Results from operations for interim periods are not necessarily indicative of our full-year results. The pro forma financial data are not necessarily indicative of the financial results that would have been achieved if the acquisition of the Williston Basin properties had occurred on January 1, 2006 or of our future results of operations.

We acquired our interest in the Williston Basin properties on February 16, 2007 and, accordingly, the financial information as of and for the six months ended June 30, 2007 below includes those operations as of and after February 16, 2007.

			Unaudited
			Pro Forma			Unaudited
	Unaudited		Six Months			Pro Forma
	Six Months Ended		Ended	Year Ended		Year Ended
	June 30,		June 30,	December 31,		December 31,
	2007	2006	2007	2006	2005	2006

Statement of Operations Data
Revenues
Oil and gas sales	$2,374,437	$50,636	$2,961,338	$151,416	$—	$4,914,162
Other	100,000	—	100,000	—	—	—
Gain on sale of property	—	1,394,698	—	1,394,754	—	1,394,754

Total revenue	2,474,437	1,445,334	3,061,338	1,546,170	—	6,308,916
Operating expenses
Lease operating expenses	1,462,271	15,612	1,818,364	55,172	—	5,368,523
Exploration	173,589	578,858	173,589	2,150,729	32,228	2,150,729
Impairment of oil & gas properties	15,712	140,488	15,712	614,770	—	614,770
Depreciation, depletion and accretion	310,383	28,883	372,726	304,396	263	1,613,798
General and administrative	1,419,314	1,608,101	1,419,314	2,602,632	188,384	2,702,632

Total operating expenses	3,381,269	2,371,942	3,799,705	5,727,699	220,875	12,450,452
Net loss from operations	(906,832)	(926,608)	(738,367)	(4,181,529)	(220,875)	(6,141,536)
Other income and (expenses)
Loss on derivative contracts	(726,701)	—	(726,701)	—	—	—
Interest income net of interest expense	(222,069)	118,149	(334,424)	282,544	—	(1,530,596)

Net loss before federal income tax	(1,855,602)	(808,459)	(1,799,492)	(3,898,985)	(220,875)	(7,672,132)
Income tax	—	—	—	—	—	—

Net loss	(1,855,602)	(808,459)	(1,799,492)	(3,898,985)	(220,875)	(7,672,132)
Dividend on Series A Preferred Stock	(162,435)	—	(162,435)	—	—	—

Net loss available to common shareholders	$(2,018,037)	$(808,459)	(1,961,927)	$(3,898,985)	$(220,875)	$(7,672,132)

Basic and diluted earnings per share of common stock	$(0.09)	$(0.04)	$(0.09)	$(0.20)	$(0.02)	$(0.34)
Weighted average shares outstanding	21,252,952	18,718,787	22,056,586	19,201,991	10,683,000	22,346,646
Cash Flow Data
Cash used in operating activities	$(184,350)	$(501,763)		$(754,809)	$(54,848)
Cash used in investing activities	(19,602,711)	(524,589)		(6,589,997)	(1,428,219)
Cash provided by financing activities	16,388,964	8,264,790		8,212,500	4,898,450

	As of	As of
	June 30,	December 31,
	2007	2006

Balance Sheet Data
Cash and cash equivalents	$887,107	$4,285,204
Other current assets	2,716,162	102,946
Oil and gas properties, net (successful efforts accounting)	31,000,654	4,256,070
Furniture and fixtures	99,139	—
Investment in partnership	3,093,024	2,293,104
Deferred financing costs and other	2,369,179	10,257

Total assets	$40,165,265	$10,947,581

Current liabilities	$7,343,591	$218,170
Long-term debt, net of current maturities and discount of $3,553,005	8,170,882	—
Derivative liabilities	721,790	—
Accumulated production floor payments	125,269	—
Asset retirement obligation	1,617,272	30,653
Series A Convertible Preferred Stock	6,883,836	—
Shareholders’ equity	15,302,625	10,698,758

Total liabilities and shareholders’ equity	$40,165,265	$10,947,581

Summary Operating and Reserve Data

The following table summarizes our operating and reserve data as of and for each of the periods indicated. Cawley, Gillespie & Associates, Inc., an independent petroleum engineering firm with its main office in Fort Worth, Texas, prepared the estimates of proved reserves and discounted present value.

	Six Months Ended	Year Ended
	June 30, 2007	December 31, 2006

Production
Oil and natural gas liquids (bbls)	37,921	617
Natural gas (mcf)	71,714	20,266
Barrel of oil equivalent (boe)	49,873	3,995
Oil and Natural Gas Sales
Oil and natural gas liquids sales	$2,110,530	$32,084
Natural gas sales	263,907	119,332

Total	$2,374,437	$151,416

Average Sales Price (including realized gain or losses from hedging)
Oil and natural gas liquids ($ per bbl)	$55.66	$52.00
Natural gas ($ per mcf)	3.68	5.89
Barrel of oil equivalent ($ per boe)	47.61	37.90
Average Production Cost
Barrel of oil equivalent ($ per boe)	$29.32	$13.81

	Petro Resources	Williston Basin
	as of December 31,	as of January 1,
	2006	2007(1)	Total

Estimated Proved Reserves
Oil and condensate (mbbls)	7.9	1,301.4	1,309.3
Natural gas (mmcf)	116.1	1,023.1	1,139.2
Barrel of oil equivalent (mboe)	27.3	1,472.0	1,499.3
Estimated Future Net Cash Flows
Standardized measure of discounted future net cash flows	$579,836	$15,382,640	$15,962,476
Add: Present value of future income tax discounted at 10%	—	5,527,849	5,527,849

PV-10(2)	$579,836	$20,910,489	$21,490,325

(1)	The information for the Williston Basis properties is based on a report prepared for us by Cawley, Gillespie & Associates, Inc. as of January 1, 2007, adjusted to give effect to a 4% of 8/8ths overriding royalty interest, proportionately reduced, that we granted to our lenders in connection with the Williston Basin Acquisition.

(2)	We calculate our PV-10 value as shown in the table above by adding the estimated present value of future income tax discounted at 10% to the standardized measure of our discounted future net cash flows. Management believes that the presentation of this non-GAAP financial measure provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and natural gas companies. Because many factors that are unique to each individual company impact the amount of future income taxes estimated to be paid, the use of a pre-tax measure is valuable in comparing the value of our reserves to that of other companies. PV-10 is not a measure of financial or operating performance under GAAP. PV-10 should not be considered as an alternative to the standardized measure as defined under GAAP.

RISK FACTORS

You should carefully consider the following risk factors before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

Risks Related to our Company

We will require additional capital in order to achieve commercial success and, if necessary, to finance future losses from operations as we endeavor to build revenue, but we do not have any commitments to obtain such capital and we cannot assure you that we will be able to obtain adequate capital as and when required.

The business of oil and natural gas acquisition, exploration and development is capital intensive and the level of operations attainable by an oil and natural gas company is directly linked to and limited by the amount of available capital. We believe that our ability to achieve commercial success and our continued growth will be dependent on our continued access to capital either through the additional sale of our equity or debt securities, bank lines of credit, project financing or cash generated from oil and natural gas operations.

In February 2007, our subsidiary, PRC Williston LLC, obtained a $75 million credit facility. The lenders initially loaned us approximately $20 million to finance our acquisition of the Williston Basin properties and related costs and expenses; however, any further advances are subject to the prior approval of the lenders, of which there can be no assurance. We are prohibited by our guarantee under the $75 million credit facility from incurring any additional debt from third parties. We will seek to obtain additional working capital through the sale of our securities, including this offering, and, subject to the repayment of outstanding borrowings under our $75 million credit facility, we will endeavor to obtain additional capital through bank lines of credit and project financing. However, other than our current credit facility, we have no agreements or understandings with any third parties at this time for our receipt of additional working capital and we have a limited history of generating cash from oil and natural gas operations. Consequently, there can be no assurance we will be able to obtain continued access to capital as and when needed or that the terms of any available financing will be commercially reasonable. If we are unable to access additional capital in significant amounts as needed, we may be unable to explore and develop our current prospects and properties, we may have to forfeit our interest in certain prospects and we may not otherwise be able to grow or sustain our business. In such an event, our stock price will be materially adversely affected.

We do not have a significant operating history and, as a result, there is a limited amount of information about us on which to make an investment decision.

We were incorporated in June 1997 to engage in the design and manufacturing of children’s apparel. We terminated that business line in 1999 and since then have been engaged in the pursuit of alternative lines of business. In late 2004, we began to focus our attention on oil and natural gas exploration and development in the United States. In April 2005, we commenced assembling our present management team. In July 2005, we acquired our initial exploratory drilling prospects and commenced drilling activities in November 2005. In December 2005, we commenced production from our first oil and natural gas prospects and received our first revenues from oil and natural gas production in February 2006. In February 2007 we acquired a 43% average working interest in 15 producing oil fields and approximately 150 producing wells located in the Williston Basin in North Dakota. Accordingly, there is little operating history upon which to judge our business strategy, our management team or our current operations.

We have a history of losses and cannot assure you that we will be profitable in the foreseeable future.

Since we entered the oil and natural gas business in April 2005, through June 30, 2007, we have incurred a net loss from operations of more than $5.3 million. If we fail to generate profits from our operations, we will not be able to sustain our business. We may never report profitable operations or generate sufficient revenue to maintain our company as a going concern.

Covenants in our credit facility impose significant restrictions and requirements on us.

Our credit facility contains a number of covenants imposing significant restrictions on us, including restrictions on our repurchase of, and payment of dividends on, our capital stock and limitations on our ability to incur additional indebtedness, make investments, engage in transactions with affiliates, sell assets and create liens on our assets. These restrictions may affect our ability to operate our business, to take advantage of potential business opportunities as they arise and, in turn, may materially and adversely affect our business, financial conditions and results of operations.

The credit agreement obligates PRC Williston to comply with certain financial covenants including a minimum current ratio, a minimum interest coverage ratio and minimum debt coverage ratios. Subsequent to June 30, 2007, PRC Williston entered into an agreement with the lenders to postpone the calculation of the financial covenants until the quarter ended December 31, 2007. There can be no assurance that we will be able to meet the financial covenants, and if we fail to satisfy these covenants, we would be subject to the default provisions of the agreement.

All of the assets of our operating subsidiary are pledged to secure the obligations under our credit facility. Our lack of unencumbered collateral could materially and adversely affect our ability to obtain, or increase the cost of obtaining, additional financing in the future.

We do not act as an operator in our current oil and natural gas properties, which means we are entirely dependent on third parties for the exploration, development and production of our leasehold interests.

An oil and natural gas operator is the party that takes primary responsibility for management of the day-to-day exploration, development and production activities relating to oil and natural gas properties. Our business plan is to acquire working interests in oil and natural gas properties with an industry partner functioning as the operator. To date, we have entered into agreements with various oil and natural gas operators on a project-by-project basis. Our reliance on third party operators for the exploration, development and production of our property interests subjects us to a number of risks, including:

•	the possibility that our inability to act as an operator may limit our ability to bid on and acquire desirable leasehold interests;

•	the possibility that quality operators may not be available to us as and when needed;

•	our inability to control the amount and timing of costs and expenses of exploration, development and production;

•	the risk that we may not be able to properly control the timing and quality of work conducted with respect to our projects; and

•	our inability to fully verify the financial condition of our partners.

If we are unable to enter into suitable partnering arrangements with quality operators on a timely basis, we risk suffering a number of adverse consequences, including:

•	the breach of our obligations under the oil and natural gas leases by which we hold our prospects and the potential loss of those leasehold interests;

•	loss of reputation in the oil and natural gas community;

•	a general slow down in our operations and decline in reserves and production, as well as revenue, earnings and cash flow; and

•	decline in market price of our common shares.

We have limited management and staff and will be dependent for the foreseeable future upon consultants and partnering arrangements.

At the present time, we have five employees, including our four executive officers. We intend to use the services of independent consultants and contractors to perform various professional services, including reservoir engineering, land, legal, environmental, investor relations and tax services. We will also pursue alliances with partners in the areas of geological and geophysical services and prospect generation, evaluation and leasing. Our dependence on third party consultants and service providers creates a number of risks, including but not limited to:

•	the possibility that such third parties may not be available to us as and when needed; and

•	the risk that we may not be able to properly control the timing and quality of work conducted with respect to our projects.

If we experience significant delays in obtaining the services of such third parties or poor performance by such parties, our results of operations and stock price will be materially adversely affected.

The loss of any of our executive officers could adversely affect us.

We are dependent on the extensive experience of our executive officers to implement our acquisition and growth strategy. The loss of the services of any of our executive officers could have a negative impact on our operations and our ability to implement our strategy. We do not maintain or plan to obtain any insurance against the loss of any of these individuals.

In addition to acquiring producing properties, we also intend to grow our business through the acquisition and drilling of exploratory oil and natural gas prospects, which is the riskiest method of establishing oil and natural gas reserves.

In addition to acquiring producing properties, we intend to acquire and drill exploratory oil and natural gas properties that are profitable to produce. Drilling exploratory oil and natural gas properties requires significant capital expenditures and involves a high degree of financial risk. The budgeted costs of drilling, completing, and operating exploratory wells are often exceeded and can increase significantly when drilling and related service costs rise. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages, and mechanical difficulties. Moreover, the successful drilling or completion of an exploratory oil or natural gas well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. We cannot assure you that our exploration, exploitation and development activities will result in profitable operations. If we are unable to successfully acquire and drill exploratory oil and natural gas prospects, our results of operations, financial condition and common stock price will be materially adversely affected.

Hedging transactions may limit our potential gains or result in losses.

In order to manage our exposure to commodity price risks in the marketing of our oil and natural gas, we may enter into oil and natural gas price hedging arrangements with respect to a portion of our expected production. For example, in conjunction with our acquisition of the North Dakota properties, we entered into hedging arrangements priced against the monthly settlement price as posted by the New York Mercantile Exchange (“NYMEX”) for West Texas Intermediate Crude with respect to 175 bbls/d for the twelve month period beginning March 2007, 100 bbls/d for the twelve month period beginning March 2008 and 75 bbls/d for the twelve month period beginning March 2009. While these contracts are intended to reduce the effects of volatile oil and natural gas prices, they may also limit our potential gains if oil and natural gas prices were to rise substantially over the price established by the contract. In addition, such transactions may expose us to the risk of significant financial loss in certain circumstances, including instances in which:

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received;

•	our production and/or sales of oil or natural gas are less than expected;

•	payments owed under derivative hedging contracts come due prior to receipt of the hedged month’s production revenue; or

•	the other party to the hedging contract defaults on its contractual obligations.

We cannot assure you that any hedging transactions we may enter into will adequately protect us from declines in the prices of oil and natural gas. On the other hand, we may choose not to engage in hedging transactions in the future. As a result, we may be more adversely affected by changes in oil and natural gas prices than our competitors who engage in hedging transactions.

Any failure to meet our debt obligations would adversely affect our business and financial condition.

In conjunction with our acquisition of the North Dakota properties, PRC Williston LLC, our wholly-owned subsidiary, entered into a $75 million credit agreement on February 16, 2007, of which approximately $17.4 million was outstanding as of June 30, 2007. Funds borrowed under the credit facility bear interest at a rate equal to (x) the greater of the prime rate or 7.5%, plus (y) 2%, with interest payable monthly. The principal amount of advances outstanding under the credit facility are repayable monthly in an amount approximating 100% of PRC Williston’s cash on hand (from any source) less all permitted costs and expenses paid by PRC Williston for the monthly period. On September 19, 2007, the lenders agreed to amend the credit agreement and to advance to us an additional $7.4 million. Under the credit agreement, as amended, we are required to make an equity contribution of at least $7.0 million to PRC Williston on or before November 30, 2007, the proceeds of which are to be used to pay down the principal under the credit facility.

PRC Williston’s ability to meet its debt obligations under the credit agreement will depend on the future performance of the North Dakota properties, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. PRC Williston’s failure to service its debt could result in a default under the credit agreement, which could materially adversely affect our results of operations, financial condition and common stock price.

We have guaranteed the performance of PRC Williston’s obligations under the credit facility and have secured our guarantee by granting to the lenders a first priority security interest in our ownership interest in PRC Williston. If PRC Williston’s cash flow is not sufficient to service its debt, we may be required to perform our obligations under the guarantee which could have a negative impact on our ability to fund our other operations and we may be required to refinance the debt, sell assets or sell additional shares of common stock on terms that we do not find attractive. In addition, the guarantee agreement prohibits us from incurring any additional debt to third parties.

The credit agreement obligates PRC Williston to comply with certain financial covenants calculated as of the last day of each fiscal quarter, including a minimum current ratio beginning with the quarter ending on December 31, 2007, a minimum interest coverage ratio and debt coverage ratios based on earnings and oil and natural gas reserves, as such ratios are defined in the agreement. PRC Williston’s failure to comply with the financial and other restrictive covenants contained in the credit agreement could result in its default under the credit agreement, which could materially adversely affect our results of operations, financial condition and common stock price.

We have made a significant commitment to invest in Hall-Houston Exploration II, L.P.; two of our directors are controlling persons of the partnership and, as a result, our involvement in Hall-Houston Exploration II, L.P. may be subject to material conflicts of interest.

Hall-Houston Exploration II, L.P. is sponsored and managed by Hall-Houston Exploration Partners, L.L.C. The president and chief financial officer of Hall-Houston Exploration Partners, L.L.C. are Gary L. Hall and Brad Bynum, respectively, both of whom presently serve on our board of directors; and Brad

Bynum also serves on our audit committee and compensation and nomination committee. In addition, Gary L. Hall is the brother of our chief executive officer, Wayne P. Hall. In the course of their management of Hall-Houston Exploration II, L.P., it is likely that Gary L. Hall and Brad Bynum may be required to make certain decisions and take certain actions that conflict with us or that may otherwise be in the best interest of Hall-Houston Exploration II, L.P., but may not be in the best interest of our company. For example, the general partner of Hall-Houston Exploration II, L.P. may decide to issue capital calls to the partners of Hall-Houston Exploration II, L.P. at times or in amounts that may be inconvenient for our company. It is also possible that disagreements may develop between us and Hall-Houston Exploration II, L.P. over our respective rights and obligations under the limited partnership agreement. In the event of any such conflict or disagreement, Gary L. Hall and Brad Bynum will have a material conflict of interest between their duties to and interests in our company and their duties to and interests in Hall-Houston Exploration II, L.P. There can be no assurance that any such conflicts of interest will be handled or resolved in a manner that does not have a material negative impact upon our rights, interests or opportunities.

If we are unable to fund our commitment to Hall-Houston Exploration II, L.P., we may be forced to sell our entire investment in the partnership at a significant loss.

Pursuant to the limited partnership agreement, we are required to fund our $8 million commitment to the partnership based on calls for capital made by the general partner from time to time. The general partner is authorized to issue a call for capital contributions at any time, and from time to time, over a three year period expiring in April 2009. In the event we are unable or unwilling to fund a capital call, the general partner may, among other actions, require us to sell our entire limited partnership interest to the other limited partners or the partnership, at the option of the other limited partners and the partnership, at a price equal to the lower of (i) 75% of the fair market value of our interest and (ii) 75% of our capital account balance in the partnership. We have funded approximately $3.9 million of our $8 million commitment, and we are unable to predict the timing and amount of the future calls for capital. We do not intend to set aside our remaining commitment of approximately $4.1 million for purposes of fulfilling our capital commitment obligations to the partnership, but intend to employ a significant portion of our presently available capital to acquire and develop other oil and natural gas properties. There can be no assurance, however, of the timing or amounts of calls for capital by the general partner of Hall-Houston Exploration II, L.P. or that we will be able to fund our commitment in full at the time any contribution to the capital of the partnership is required. If we are unable to fund a capital call when made, we may be forced to sell our entire investment in the partnership at a significant loss, in addition to being held liable for other damages to the partnership resulting from our breach of the partnership agreement.

We may have difficulty managing growth in our business, which could adversely affect our financial condition and results of operations.

Significant growth in the size and scope of our operations could place a strain on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrences of unexpected expansion difficulties, including the failure to recruit and retain experienced managers, geologists, engineers and other professionals in the oil and natural gas industry could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plans.

Risks Relating to the Oil and Natural Gas Industry

A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition, cash flow, liquidity or results of operations and our ability to meet our capital expenditure obligations and financial commitments and to implement our business strategy.

Oil and natural gas are commodities and are subject to wide price fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile.

These markets will likely continue to be volatile in the future. The prices we receive for our production and the levels of our production depend on numerous factors beyond our control. These factors include the following:

•	changes in global supply and demand for oil and natural gas;

•	the actions of the Organization of Petroleum Exporting Countries, or OPEC;

•	the price and quantity of imports of foreign oil and natural gas;

•	acts of war or terrorism;

•	political conditions and events, including embargoes, affecting global oil-producing activity;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil and natural gas inventories;

•	weather conditions;

•	technological advances affecting energy consumption;

•	the price and availability of alternative fuels; and

•	market concerns about global warming or changes in governmental policies and regulations due to climate change initiatives.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but may also reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would materially and adversely affect our business, financial condition and results of operations.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Thus, our future oil and natural gas reserves and production and, therefore, our cash flow and revenue are highly dependent on our success in efficiently developing our current reserves and acquiring additional recoverable reserves. We may not be able to develop, find or acquire reserves to replace our current and future production at costs or other terms acceptable to us, or at all, in which case our business, financial condition and results of operations would be materially and adversely affected.

The unavailability or high cost of drilling rigs, equipment supplies or personnel could adversely affect our ability to execute our exploration and development plans.

The oil and natural gas industry is cyclical and, from time to time, there are shortages of drilling rigs, equipment, supplies or qualified personnel. During these periods, the costs of rigs, equipment and supplies may increase substantially and their availability may be limited. In addition, the demand for, and wage rates of, qualified personnel, including drilling rig crews, may rise as the number of rigs in service increases. The higher prices of oil and natural gas during the last several years have resulted in shortages of drilling rigs, equipment and personnel, which have resulted in increased costs and shortages of equipment in program areas we operate. If drilling rigs, equipment, supplies or qualified personnel are unavailable to us or our operators due to excessive costs or demand or otherwise, our ability to execute our exploration and development plans could be materially and adversely affected and, as a result, our financial condition and results of operations could be materially and adversely affected.

Lack of pipeline access, gathering systems and production equipment may hinder our access to oil and natural gas markets or delay our production.

The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. For example, there are no gathering systems in some of the program areas where we have acreage. Therefore, if drilling results are positive in these program areas, new gathering systems would need to be built to deliver any gas production to markets. There can be no assurance that we would have sufficient liquidity to build such systems or that third parties would build systems that would allow for the economic development of any such production.

We deliver our production through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future. Our ability to produce and market our production is affected and also may be harmed by:

•	the lack of pipeline transmission facilities or carrying capacity;

•	federal and state regulation of oil and natural gas production; and

•	federal and state transportation, tax and energy policies.

Any significant change in our arrangement with gathering system or pipeline owners and operators, or other market factors affecting the overall infrastructure facilities servicing our properties, could adversely impact our ability to deliver the oil and natural gas that we produce to markets in an efficient manner or the prices we receive. In some cases, we may be required to shut in wells, at least temporarily, for lack of a market because of the inadequacy or unavailability of transportation facilities. If that were to occur, we would be unable to realize revenue from those wells until arrangements were made to deliver our production to market.

We are exposed to operating hazards and uninsured risks.

Our operations are subject to the risks inherent in the oil and natural gas industry, including the risks of:

•	fire, explosions and blowouts;

•	pipe failure;

•	abnormally pressured formations; and

•	environmental accidents such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment (including groundwater contamination).

These events may result in substantial losses to us from:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation;

•	penalties and suspension of operations; or

•	attorney’s fees and other expenses incurred in the prosecution or defense of litigation.

As is customary in our industry, we maintain insurance against some, but not all, of these risks. We cannot assure you that our insurance will be adequate to cover these losses or liabilities. We do not carry business interruption insurance. Losses and liabilities arising from uninsured or underinsured events may have a material adverse effect on our financial condition and operations.

The producing wells in which we have an interest occasionally experience reduced or terminated production. These curtailments can result from mechanical failures, contract terms, pipeline and processing plant interruptions, market conditions and weather conditions. These curtailments can last from a few days to many months.

Our industry is highly competitive which may adversely affect our performance, including our ability to participate in ready to drill prospects in our core areas.

We operate in a highly competitive environment. In addition to capital, the principal resources necessary for the exploration and production of oil and natural gas are:

•	leasehold prospects under which oil and natural gas reserves may be discovered;

•	drilling rigs and related equipment to explore for such reserves; and

•	knowledgeable personnel to conduct all phases of oil and natural gas operations.

We must compete for such resources with both major oil and natural gas companies and independent operators. Virtually all of these competitors have financial and other resources substantially greater than ours. We cannot assure you that such materials, equipment and resources will be available when needed. If we are unable to access material, equipment and resources when needed, we risk suffering a number of adverse consequences, including:

•	the breach of our obligations under the oil and natural gas leases by which we hold our prospects and the potential loss of those leasehold interests;

•	loss of reputation in the oil and natural gas community;

•	a general slow-down in our operations and decline in revenue and cash flow; and

•	decline in market price of our common stock.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and natural gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. As a result of these factors, we may not be able to acquire oil and natural gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Our reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in our reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and the calculation of the present value of reserves shown in these reports.

In order to prepare reserve estimates in its reports, our independent petroleum consultant projected production rates and timing of development expenditures. Our independent petroleum consultant also analyzed available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary and may not be in our control. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will most likely vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of our reserves. In addition, our independent petroleum consultant may adjust estimates of proved reserves to reflect production history, drilling results, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities.

A prospect is a property in which we own an interest and have what we believe, based on available seismic and geological information, to be indications of oil or natural gas reserves. Our prospects are in various stages of evaluation, ranging from a prospect that is ready to be drilled to a prospect that will require substantial additional seismic data processing and interpretation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas reserves in sufficient quantities to recover drilling or completion cost or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas reserves will be present or, if present, whether oil or natural gas reserves will be present in commercial quantities. We cannot assure you that the analysis we perform using data from other wells, more fully explored prospects and/or producing fields will be useful in predicting the characteristics and potential reserves associated with our drilling prospects.

We are subject to numerous laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to extensive federal, state and local laws and regulations relating to the exploration, production and sale of oil and natural gas, and operating safety. Future laws or regulations, any adverse change in the interpretation of existing laws and regulations or our failure to comply with existing legal requirements may result in substantial penalties and harm to our business, results of operations and financial condition. We may be required to make large and unanticipated capital expenditures to comply with governmental regulations, such as:

•	land use restrictions;

•	lease permit restrictions;

•	drilling bonds and other financial responsibility requirements, such as plugging and abandonment bonds;

•	spacing of wells;

•	unitization and pooling of properties;

•	safety precautions;

•	operational reporting; and

•	taxation.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property and natural resource damages;

•	well reclamation cost; and

•	governmental sanctions, such as fines and penalties.

Our operations could be significantly delayed or curtailed and our cost of operations could significantly increase as a result of regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. It is also possible that a portion of our oil and natural gas properties could be subject to eminent domain proceedings or other government takings for which we may not be adequately compensated. See “Business — Government Regulations” for a more detailed description of our regulatory risks.

Our operations may incur substantial expenses and resulting liabilities from compliance with environmental laws and regulations.

Our oil and natural gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations:

•	require the acquisition of a permit before drilling commences;

•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	impose substantial liabilities for pollution resulting from our operations.

Failure to comply with these laws and regulations may result in:

•	the assessment of administrative, civil and criminal penalties;

•	incurrence of investigatory or remedial obligations; and

•	the imposition of injunctive relief.

Changes in environmental laws and regulations occur frequently and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination or if our operations met previous standards in the industry at the time they were performed. Our permits require that we report any incidents that cause or could cause environmental damages. See “Business — Government Regulations” for a more detailed description of our environmental risks.

Risks Relating to this Offering and our Common Stock

The market for our common stock is limited and may not provide investors with either liquidity or a market based valuation of our common stock.

Our common stock trades on the American Stock Exchange under the symbol “PRC.” On October 29, 2007, the last reported sale price of our common stock on the AMEX was $2.32 per share. However, we consider our common stock to be “thinly traded” and any last reported sale prices may not be a true market-based valuation of our common stock. Also, the present volume of trading in our common stock may not provide investors sufficient liquidity in the event they wish to sell their common shares. There can be no assurance that an active market for our common stock will develop. In addition, the stock market in general, and early stage public companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. If we are unable to develop a market for our common stock, you may not be able to sell your common stock at prices you consider to be fair or at times that are convenient for you, or at all.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets and the issuance of shares of common stock in future acquisitions.

Sales of a substantial number of shares of our common stock by us or by other parties in the public market or the perception that such sales may occur could cause the market price of our common stock to substantially decline. In addition, the sale of such common stock in the public market could impair our ability to raise capital through the sale of common or preferred stock. In connection with the issuance of shares of our Series A Convertible Preferred Stock (“Series A Preferred Stock”) we provided the holders with registration rights requiring that we file a registration statement with the Securities and Exchange Commission registering the resale of the shares of common stock underlying the Series A Preferred Stock and the 240,000 warrants still held by the investor. On October 18, 2007 we filed a registration statement with respect to those shares.

In addition, in the future, we may issue shares of our common stock in connection with acquisitions of assets or businesses. If we use our shares for this purpose, the issuances could have a dilutive effect on the value of your shares, depending on market conditions at the time of an acquisition, the price we pay, the value of the assets or business acquired and our success in exploiting the properties or integrating the businesses we acquire and other factors.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This prospectus and the documents to which we refer you and incorporate into this prospectus by reference contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential” or “continue” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including those described in this prospectus under the heading “Risk Factors” beginning on page 11. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this prospectus, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock in this offering will be approximately $25.5 million (or $29.4 million if the underwriters exercise their over-allotment option in full), in each case after deducting underwriting discounts and our estimated offering expenses.

We intend to use the net proceeds we receive from this offering to repay approximately $12.0 million of indebtedness outstanding under the credit agreement, as amended, that our wholly-owned subsidiary, PRC Williston LLC, entered into in connection with the Williston Basin Acquisition. As of June 30, 2007, borrowing under the facility totaled approximately $17.4 million with an interest rate of 10.25%. Amounts borrowed under the facility bear interest at a rate equal to (i) the greater of the prime rate or 7.5%, plus (ii) 2%, and the facility terminates on February 16, 2011.

We intend to use the remaining net proceeds from the offering to fund a portion of our budgeted capital expenditures through the end of fiscal year 2008. Based upon the timing of our anticipated capital expenditures, we may elect to redeem our Series A Preferred Stock, plus any accrued and unpaid dividends, in full prior to October 2, 2008. As of June 30, 2007, the redemption price for the Series A Preferred Stock would have been $6.9 million. Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term, investment grade, interest bearing securities.

The previous paragraphs describe our present estimates of our use of the net proceeds of this offering based on our current plans and estimates of anticipated expenses. Our actual expenditures may vary from these estimates. We may also find it necessary or advisable to reallocate the net proceeds within the uses outlined above or to use portions of the net proceeds for other purposes, which may include acquisitions.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Recent Market Prices

Our common stock has traded on the American Stock Exchange since August 28, 2006 under the symbol “PRC.” Prior to our listing on the American Stock Exchange, our common stock was traded on the electronic pink sheets section of the OTC market under the symbol “PRCT.PK.”

The following table shows the high and low sales prices of our common stock for the periods indicated.

	Common Stock
	High	Low
	Year Ended
	December 31, 2005
First Quarter	$0.26	$0.20
Second Quarter	1.30	0.25
Third Quarter	1.38	1.01
Fourth Quarter	4.40	1.16

	Year Ended
	December 31, 2006
First Quarter	$5.75	$3.35
Second Quarter	7.00	3.35
Third Quarter	5.50	3.00
Fourth Quarter	3.20	2.40

	Year Ended
	December 31, 2007
First Quarter	$3.66	$2.21
Second Quarter	3.14	2.30
Third Quarter	3.15	1.96
Fourth Quarter (through October 29, 2007)	2.55	2.05

We consider our common stock to be “thinly traded” and, accordingly, reported sale prices may not be a true market-based valuation of our common stock. As of September 30, 2007, there were 197 record holders of our common stock. The number of holders of record does not include holders whose securities are held in street name. On October 29, 2007, the last reported sale price of our common stock as reported by the American Stock Exchange was $2.32 per share.

CAPITALIZATION

The following table sets forth our unaudited cash and capitalization as of June 30, 2007 on an actual basis and as adjusted basis to reflect our receipt of the estimated net proceeds from this offering of approximately $25.5 million, after deducting underwriting discounts and other estimated offering expenses, and the use of $12.0 million of such proceeds for the repayment of indebtedness. You should read this table in conjunction with our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this prospectus.

	As of June 30, 2007
	(in thousands)
		As
	Actual	Adjusted
Cash and cash equivalents	$2,887	$16,427

Total debt(1)	13,894	1,894
Preferred Stock, $0.01 par value; 10,000,000 shares authorized; 2,294,612 shares of Series A Preferred Stock issued and outstanding	6,884	6,884
Shareholders’ equity:
Common stock, $0.01 par value; 100,000,000 shares authorized; 21,273,172 shares issued and outstanding, actual; 35,273,172 shares issued and outstanding, as adjusted	213	353
Additional paid-in capital	21,423	46,823
Accumulated deficit	(6,333)	(6,333)

Total shareholders’ equity	15,303	40,843

Total capitalization	$36,081	$49,621

(1)	Total debt includes current portion of notes payable and is net of a discount of $3,552,005. Subsequent to June 30, 2007 and through October 5, 2007, borrowings under our credit agreement have increased by approximately $8.1 million.

DIVIDEND POLICY

We have not paid any cash dividends since our inception and do not anticipate paying dividends in the foreseeable future. We currently intend to retain our earnings, if any, for the operation of our business. Additionally, under our credit agreement, all of PRC Williston’s cash on hand (from any source), less permitted costs and expenses, is required to be utilized for repayment of amounts outstanding under the credit agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the notes to our financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including those described in this prospectus under the heading “Risk Factors” beginning on page 11 of this prospectus.

General

We are an independent oil and natural gas company engaged in the acquisition, exploration and development of oil and natural gas properties in the United States. We act as a non-operator, which means we do not directly manage exploration, drilling or development operations. We seek to acquire interests in oil and natural gas properties in joint ownership with oil and natural gas companies that have exploration, development and production expertise. We have focused our acquisition efforts on oil and natural gas properties and prospects principally located in North Dakota, the Gulf of Mexico, Texas, Louisiana, Kentucky, Utah, New Mexico, and Colorado.

As a non-operator we have been able to leverage off the recognized geological, geophysical, and operational expertise of operators in certain geological provinces. We expect to bear only a small portion of the operator’s overall geological and geophysical costs and receive in turn the full value of the specialized expertise of the operator’s staff. We believe we are able to further leverage and diversify our portfolio by partnering or participating with several highly respected operators in different areas of the country.

We acquired our initial interest in drilling prospects in July 2005, and commenced drilling activities in November 2005. In December 2005, we commenced production operations from our oil and natural gas prospects and received our first revenues in February 2006. In April 2006, in order to establish a presence in the Gulf of Mexico, we purchased a 5.3% limited partnership interest in Hall-Houston Exploration II, L.P., an oil and natural gas exploration and development partnership that has operations focused primarily offshore in the Gulf of Mexico. In February 2007, we acquired an approximate 43% average working interest in 15 producing oil fields and approximately 150 producing wells located in the Williston Basin of North Dakota.

Our principal uses of capital are for the acquisition of oil and natural gas properties and payment of the costs of developing, or enhancing production, from those properties. Since we do not act as an operator, we typically hold working interests in various projects that require us to pay our pro rata share of the costs of drilling, completing and producing from each project. We expect to derive revenue primarily from the sale of oil and natural gas from the properties in which we invest.

Results of Operations

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Revenues for the six months ended June 30, 2007 totaled $2,474,437 compared to revenues of $1,445,334 for the six months ended June 30, 2006. Revenue for the six months ended June 30, 2007 consisted of $2,374,437 in oil and natural gas sales, whereas revenue for the prior year period consisted of $50,636 in oil and natural gas sales and $1,394,698 from the gain on our sale of an undivided interest in the Palo Duro Basin acreage for cash consideration of approximately $3,950,000, net of our acquisition costs of approximately $2,559,087. The increase in revenue from oil and natural gas sales was due primarily to our acquisition of the interest in the Williston Basis properties in the first quarter of 2007. We generated $2,166,476 of revenue from oil and natural gas sales from our interest in the Williston Basin properties from the acquisition date (February 16, 2007) through June 30, 2007. During the first quarter of 2007, we also generated $100,000 of revenue representing a liquidated damage penalty assessed against our operating partner for failure to commence drilling by a specified date in the Palo Duro acreage.

Lease operating expenses for the six months ended June 30, 2007 totaled $1,462,271, compared to lease operating expenses of $15,612 for the prior year period. The increase in lease operating expenses was due primarily to our recently acquired interest in the Williston Basin properties. Lease operating expenses on the Williston Basin properties totaled $1,421,437 from the acquisition date (February 16, 2007) through June 30, 2007.

Exploration costs declined to $173,589 in the first six months of 2007 from $578,858 during the prior year period. Exploration costs represent our drilling costs associated with dry holes. The decline in exploration costs is the result of both decreased exploratory drilling activity overall and a decrease in the number of dry holes drilled as a percentage of all exploratory drilling.

Our expenses for impairment of oil and natural gas properties declined to $15,712 in the first six months of 2007 from $140,488 during the prior year period. Impairment expenses represent the write-down of previously capitalized expenses for productive wells. We take an impairment charge for a productive well when there is an indication that we may not receive net revenue equal to the net realizable value. The decline in expenses for impairment of oil and natural gas properties is the result of a fewer number of wells needing to be written down to net realizable value.

Our expenses for depreciation, depletion, and accretion for the six months ended June 30, 2007 totaled $310,383, compared to $28,883 for the prior year period. This was due to our increased depreciable base and increased production as a result of our acquisition of the Williston Basin properties.

General and administrative expenses for the first six months of 2007 totaled $1,419,314 compared to general and administrative expenses of $1,608,101 for the prior year period. General and administrative expenses for the first six months of 2007 and 2006 included expenses of $634,736 and $1,141,691, respectively, related to compensation expense in connection with stock options granted under our Stock Incentive Plan and common shares issued to an executive officer in the second quarter of 2007. Without giving effect to expenses for common shares and stock options, our general and administrative expenses for the first six months of 2007 and 2006 were $784,578 and $466,410, respectively. The increase in general and administrative expenses (other than expenses for options and common shares) between reporting periods was due to increased professional fees, travel and other expenses related to our purchase of the Williston Basin properties.

During the first six months of 2007, we incurred $296,408 of interest expense due principally to our new credit facility pursuant to which we partially financed our acquisition of the Williston Basin properties.

During the first six months of 2007, we incurred a loss on derivative contracts of $726,701. Beginning in March 2007, we have entered into commodity derivative financial instruments for purposes of hedging our exposure to market fluctuations of oil prices. Our loss on derivative contracts include both $4,909 in losses on the actual settlement of certain derivative financial instruments during first six months of 2007 and the unrealized loss of $721,792 based on the changes in the fair value of derivative instruments covering positions beyond June 30, 2007.

Fiscal Year 2006

During the 2006 fiscal year, we received revenues of $1,546,170, whereas we received no revenue in fiscal 2005. Revenue in fiscal 2006 consisted of $151,416 of revenue from oil and natural gas production and a $1,394,754 gain from the sale of property. The gain on sale resulted from our sale of an undivided interest in the Palo Duro Basin acreage for cash consideration of approximately $3,950,000, net of our acquisition costs of $2,559,087.

Financial Condition and Liquidity

As of June 30, 2007, we had total assets of $40,165,265 million and a working capital deficit of $3,740,322. We believe that we have sufficient cash on hand to maintain our current level of operations over the next three months before additional capital expenditures. Based upon our budgeted capital expenditures, we believe that we will require up to $48 million of additional capital, in order to fund our expected plan of operations and capital commitments through fiscal year 2008. The $48 million projected amount includes:

•	up to $12.0 million of equity contributions to our operating subsidiary, PRC Williston LLC. We are required under the terms of a credit facility to make an equity contribution of at least $7.0 million to PRC Williston LLC on or before November 30, 2007;

•	$28.6 million for the development of our Williston Basin, North Dakota project and the drilling of up to 22 wells through the end of fiscal year 2008; and

•	$7.4 million for the development of the Cinco Terry, Boomerang and El Vado East prospects as well as our remaining commitment to Hall-Houston Exploration II, L.P.

We will seek to obtain the additional working capital to fund our plan of operations and capital expenditures over the next 18 months through the sale of our securities including this offering, and, subject to the successful deployment of our cash on hand, we will endeavor to obtain additional capital through bank lines of credit and project financing. Although we have obtained a $75 million credit facility, on which we initially received approvals to draw up to $20.3 million, the terms of the facility provide that additional borrowings can only be made for the acquisition of oil and natural gas properties and that any such additional borrowings are subject to the prior approval of the lenders, of which there can be no assurance. In connection with the credit agreement, we entered into a guarantee agreement with the lenders which prohibits us from incurring any additional debt from third parties. While from time to time we engage in discussions with various financial lending institutions, there can be no assurance we will be able to obtain access to capital as and when needed, that the terms of any available financing will be subject to commercially reasonable terms or that the requisite approval can be obtained from the lenders.

If we are unable to access additional capital in significant amounts as needed, we may have to forfeit our interest in certain prospects and may not otherwise be able to develop our business. Pursuant to the terms of the Hall-Houston Exploration II, L.P. limited partnership agreement, in the event we are unable or unwilling to fund a capital call, the general partner may, among other actions, require us to sell our entire limited partnership interest to the other limited partners or the partnership, at the option of the other limited partners and the partnership, at a price equal to the lower of (i) 75% of the fair market value of our interest or (ii) 75% of our capital account balance in the partnership.

PRC Williston Credit Facility

In connection with our acquisition of the Williston Basin properties, our wholly-owned subsidiary, PRC Williston LLC, entered into a $75 million credit agreement, pursuant to which, the lenders have initially agreed to loan PRC Williston $20.3 million for purposes of financing the acquisition of its interest in the Williston Basin fields, including certain transaction costs and fees, its costs of drilling and development of oil and natural gas properties, and general working capital. As of June 30, 2007, we had a total of $17.4 million outstanding under the credit agreement. Any advances under the credit agreement beyond the initially approved $20.3 million are to be used to fund PRC Williston’s acquisition of additional oil and natural gas properties and costs of drilling and development, subject to certain conditions and the prior approval of the lenders. On September 19, 2007, the lenders agreed to amend the credit agreement and to advance to us an additional $7.4 million under the Credit Agreement.

All funds borrowed by PRC Williston under the credit agreement bear interest at the rate equal to (x) the greater of the prime rate or 7.5%, plus (y) 2%, with interest payable monthly. The principal amount of advances outstanding under the credit agreement are repayable monthly in an amount approximating 100% of PRC Williston’s cash on hand (from any source) less all permitted costs and expenses paid by PRC Williston for the monthly period. PRC Williston’s obligations under the credit agreement have been secured by its grant of a first priority security interest and mortgage on all of its assets. We have also guaranteed the performance of PRC Williston’s obligations under the credit agreement and related agreements and have secured our guarantee by granting to the lenders a first priority security interest in our ownership interest in PRC Williston LLC. In addition, our guarantee agreement with the lenders prohibits us from incurring any additional debt from third parties. Any demand on us to perform our obligations under the guarantee could have a negative impact on our ability to fund our other operations.

Series A Convertible Preferred Stock Financing

On April 3, 2007, we completed the sale of 2,240,467 shares of our Series A Convertible Preferred Stock (the “Series A Preferred Stock”) to two funds managed by Touradji Capital Management, LP (the “Touradji Funds”) in consideration of the Touradji Funds’ (i) payment of $2 million; (ii) return of 1,537,800 shares of our common stock (“Consideration Shares”), with a deemed value of $4,721,400 (or $3.00 per common share), to us for cancellation; and (iii) the return of 160,000 common stock purchase warrants (“Consideration Warrants”) to us for cancellation.

In the first quarter of 2006, the Touradji Funds had participated in our 2006 private placement in which they purchased 400,000 units at $10 per unit. Each unit consisted of four shares of our common stock and one warrant to purchase an additional share of common stock at an exercise price of $3.00 per share over a five year period. The Consideration Shares and Consideration Warrants represent all shares of common stock and 160,000 of the 400,000 warrants acquired by the Touradji Funds in the 2006 private placement, except for 62,200 shares of common stock previously disposed of by the Touradji Funds.

Pursuant to a Certificate of Designations filed with the Delaware Secretary of State on March 30, 2007, the Series A Preferred Stock is issued at a stated value of $3.00 per share (“Stated Value”) and is convertible into shares of our common stock at any time at a conversion price of $4.50 per share. Both the Stated Value and conversion price are subject to adjustment in the event of any stock splits, dividends, combinations or the like affecting the Series A Preferred Stock or common stock, or any fundamental transactions. Each share of Series A Preferred Stock is entitled to dividends on the Stated Value at the rate of 10% per annum, provided that the dividend rate shall increase to 15% on April 3, 2008. Dividends are payable quarterly in cash or, at our option, in shares of Series A Preferred Stock at the Stated Value. The Series A Preferred Stock is entitled to vote with the common stock on an as converted basis. In the event of the liquidation of our company, each outstanding share of Series A Preferred Stock shall be entitled to a liquidation payment in the amount equal to the greater of (x) the Stated Value, plus any accrued and unpaid dividends, or (y) the amount payable per share of common stock which a holder of Series A Preferred Stock would have received if such holder had converted to common stock immediately prior to the liquidation event, plus any accrued and unpaid dividends. We are required to redeem all outstanding shares of Series A Preferred Stock on October 2, 2008 at a redemption price equal to the Stated Value, plus any accrued and unpaid dividends. We have the option to redeem the Series A Preferred Stock at any time, subject to 30 days prior written notice, at the same redemption price.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements.

BUSINESS

Overview

We are an independent oil and natural gas company engaged in the acquisition, drilling and production of oil and natural gas properties in the United States. We act as a non-operator, which means we do not directly manage exploration, drilling or development operations. Instead, we seek to acquire interests in oil and natural gas properties in joint ownership with oil and natural gas companies that have exploration, development, production and operational expertise. We have focused our acquisition efforts on oil and natural gas properties and prospects principally located in North Dakota, the Gulf of Mexico, Texas, Louisiana, Kentucky, Utah, New Mexico, and Colorado.

We acquired our initial interest in drilling prospects in July 2005 and commenced drilling activities in November 2005. In December 2005, we commenced production operations from our first oil and natural gas prospects and received our first revenues in February 2006. As of June 30, 2007, we owned working interests in 160 producing wells in North Dakota, Texas, and Louisiana. We also have exploratory drilling prospects located in North Dakota, the Gulf of Mexico, Texas, Kentucky, Utah, and New Mexico. As of December 31, 2006, our net proved reserves were approximately 27.25 mboe, of which 7.9 mbbls were crude oil reserves, excluding additional reserves attributable to our 5.3% limited partnership interest in Hall-Houston Exploration II, L.P.

On February 16, 2007 we acquired the Williston Basin properties. This acquisition significantly increased our oil reserves and leasehold acreage position and will significantly increase our monthly revenues during 2007. Based on a reserve report prepared for us by Cawley, Gillespie & Associates, Inc., and after giving effect to a 4% of 8/8ths overriding royalty interest, proportionately reduced, granted to our lenders in connection with the Williston Basin Acquisition, as of January 1, 2007, these properties contained proved developed producing reserves, net to our company’s interest, of approximately 0.98 mmbbls of crude oil and 1.02 bcf of natural gas reserves, in addition to proved undeveloped reserves of approximately 0.32 mmbbls of crude oil.

Further development of the North Dakota properties is a primary goal for us and we intend to continue to expand water flooding of existing fields and to drill new wells in fully re-pressurized fields to increase production during the course of 2007 and 2008. The operator has informed us that it intends to drill up to four additional wells through the remainder of 2007 and up to 18 wells in 2008.

As of August 15, 2007, we held an aggregate of 234,415 gross acres and 39,946 net acres of undeveloped oil and natural gas leases and 17,639 gross acres and 6,644 net acres of developed oil and natural gas leases. In addition, we hold a 5.3% limited partnership interest in Hall-Houston Exploration II, L.P., which has successfully drilled nine wells in the Gulf of Mexico, one of which has been sold and the remaining eight wells are currently producing.

We actively pursue opportunities to participate in producing and undeveloped oil and natural gas properties and exploratory drilling. To date, our involvement has been as a non-operator, where we have participated by taking working interests in properties with an industry partner functioning as the operator. We may also purchase leases with the intent of selling a majority of the interest to an unaffiliated third party who will serve as the operator while we retain a working interest, as we did with the Palo Duro Basin acreage. We also participate by investing in partnerships and other entities engaged in exploration and production, as we did with our investment in Hall-Houston Exploration II, L.P.

As a non-operator we have been able to leverage off the recognized geological, geophysical, and operational expertise of operators in certain geological provinces. We expect to bear only a small portion of the operator’s overall geological and geophysical costs and receive in turn the full value of the specialized expertise of the operator’s staff. We believe we are able to further leverage and diversify our portfolio by partnering or participating with several highly respected operators in different areas of the country.

Our Company

We were incorporated in June 1997 in the State of Delaware under the name Kid Kritter U.S.A., Inc. Kid Kritter U.S.A., Inc. ceased business operations in 1999. In 2003, we merged with a company focused on oil and natural gas properties in Russia. In late 2004, we terminated all activities in Russia and redirected our attention to oil and natural gas exploration and development in the continental United States and in the Gulf of Mexico. On April 1, 2005, we recruited a new management team and subsequently changed our name to Petro Resources Corporation.

Our Strategy

Our business strategy is to participate as a non-operator in oil and natural gas properties and drilling prospects. We intend to employ the services of independent consultants and contractors to perform various professional services, including reservoir engineering, land, legal, environmental and tax services. We will also pursue alliances with third parties in the areas of geological and geophysical services and prospect generation, evaluation and leasing as it relates to project-specific opportunities. As a non-operator, we intend to rely on unaffiliated third party operators to drill, produce and market our oil and natural gas.

It is our belief that the exploration and production industry’s most significant value creation occurs through the drilling of successful exploratory wells and the enhancement of oil recovery in mature fields. Our goal is to create significant value while maintaining a low cost structure. To this end, our business strategy includes the following elements:

Participation in exploration prospects with proven operators. We intend to pursue prospects in partnership with other companies that have exploration, development and production expertise. We will participate as a non-operator and will evaluate each prospect based on its geological and geophysical merits and, in large part, on the operator’s track record.

Negotiated acquisitions of properties. We intend to acquire properties based on our view of the pricing cycles for oil and natural gas and available exploration and development opportunities of proved, probable and possible reserves associated with such properties. Our acquisition strategy centers around direct negotiations with oil and natural gas companies, and we generally avoid acquiring properties offered through auctions.

Leasing of prospective acreage. In the course of our business, we may identify drilling opportunities that have not yet been leased. We may take the initiative to lease acreage and, in turn, sell all or any portion of the leased acreage to other companies that want to participate in the drilling and development of the prospective acreage.

Controlling Costs. We intend to maximize our returns on capital by minimizing our expenditures on general and administrative expenses. We also intend to minimize initial capital expenditures on geological and geophysical overhead, seismic data, hardware and software by partnering with cost efficient operators. We believe that by limiting our overhead costs, we will be able to better control total costs and retain flexibility in terms of project management.

With the acquisition of the Williston Basin properties, approximately 87% of our proved reserves are crude oil. It is our long-term goal to achieve a well diversified portfolio of oil and natural gas producing properties located onshore in North America and offshore in the Gulf of Mexico. In addition to geographic diversification, we also plan to target a balanced reserve mix between conventional and unconventional resource plays.

Principal Oil and Natural Gas Interests

Williston Basin, North Dakota. On February 16, 2007, we acquired from Eagle Operating, Inc. an approximate 43% average working interest in 15 producing oil fields and approximately 150 producing wells located in the Williston Basin in North Dakota. We acquired 50% of Eagle Operating’s working interest in the properties. During June 2007, the properties produced approximately 326 boe/d net to our interest. Eagle Operating is the operator of the Williston Basin properties.

The acquisition significantly increased our oil reserves and leasehold acreage position and will significantly increase our monthly revenues. Based on a reserve report prepared for us by Cawley, Gillespie & Associates, Inc., and after giving effect to a 4% of 8/8ths overriding royalty interest, proportionately reduced, granted to our lenders in connection with the Williston Basin Acquisition, as of January 1, 2007, these properties contained proved developed producing reserves, net to our company’s interest, of approximately 0.98 mmbbls of crude oil and 1.02 bcf of natural gas reserves, in addition to proved undeveloped reserves of approximately 0.32 mmbbls of crude oil. In addition, the acquisition added approximately 15,000 gross developed acres and 6,300 net developed acres to our acreage position.

The Williston Basin properties are secondary water flood re-pressurization candidates and the operator has commenced, and intends to continue, re-pressurization and subsequent horizontal drilling operations to increase production rates and ultimate recovery of oil in place. We intend to continue to expand water flooding of existing fields and to drill new wells in fully re-pressurized fields to increase production during the course of 2007 and 2008. Since acquiring these properties, three wells have been successfully drilled and completed in the North Grano Madison Unit, which is a fully re-pressurized field, and one well has been successfully drilled and completed in the West Greene Field Unit. Two of the North Grano Unit wells are horizontal wells and the third is a vertical well. The two horizontal wells are currently producing and the vertical well is undergoing final completion operations prior to starting production. The West Greene Field well is also currently producing. We intend to drill up to eight additional horizontal wells in the Williston Basin during 2008, most of which will be located in the Mohall Madison Unit which is currently undergoing re-pressurization operations. While our primary focus for these fields is to enhance production through secondary recovery techniques such as water flood re-pressurization, we believe that these associated reservoirs are suitable candidates for tertiary recovery techniques, such as carbon dioxide (CO2) flooding.

As consideration for the working interest, PRC Williston paid $10 million in cash and we issued 3,144,655 shares of our common stock to Eagle Operating. In addition, PRC Williston agreed to contribute up to $45 million in development capital towards 100% of the mutually agreed-upon joint capital costs of the existing secondary recovery and development program and in other joint participations with Eagle Operating over a five year period. For a period of thirty-six months following the closing, Eagle Operating has guaranteed that PRC Williston’s share of gross monthly production revenue from the properties will not be less than the financial equivalent of 300 boe/d multiplied by the number of days in a given month (the product referred to as the “production floor”). In the event that our net share of gross production for any month is less than the production floor, Eagle Operating is obligated to pay to us, in cash, an amount equal to the difference between the production floor and the actual net barrels to our interest multiplied by the average price of crude oil paid for the oil production from the properties for that month (the “production floor payment”). During the thirty-six month period, for any month in which our net share of oil production exceeds the production floor, Eagle Operating shall be entitled to recover a portion of the production floor payments previously made to us by way of our cash payment to Eagle Operating of an amount not to exceed the amount by which of our net share of oil production exceeds the production floor for such month (a “production floor reimbursement”). At the end of the thirty-six month period, we are obligated to pay to

Eagle Operating, in cash, the amount of cumulative production floor payments, net of any production floor reimbursements.

In connection with the acquisition, PRC Williston entered into a $75 million credit agreement pursuant to which the lenders have agreed to initially loan PRC Williston $20.3 million for purposes of financing the acquisition of its interest in the Williston Basin fields, including certain transaction costs and fees, its costs of drilling and development of oil and natural gas properties, and general working capital. As of June 30, 2007, we had a total of $17.4 million outstanding under the credit agreement. Any advances under the credit agreement beyond the initially approved $20.3 million are to be used to fund PRC Williston’s acquisition of additional oil and natural gas properties and costs of drilling and development, subject to certain conditions and the prior approval of the lenders. On September 19, 2007 the lenders agreed to amend the credit agreement and to advance to us an additional $7.4 million to fund our North Dakota operations and for working capital.

All funds borrowed by PRC Williston under the credit agreement bear interest at a rate equal to (x) the greater of the prime rate or 7.5%, plus (y) 2%, with interest payable monthly. The principal amount of advances outstanding under the credit agreement are repayable monthly in an amount approximating 100% of PRC Williston’s cash on hand (from any source) less all permitted costs and expenses paid by PRC Williston for the monthly period. PRC Williston’s obligations under the credit agreement have been secured by its grant of a first priority security interest and mortgage on all of its assets. We have guaranteed the performance of PRC Williston’s obligations under the credit agreement and related agreements and have secured our guarantee by granting to the lenders a first priority security interest in our ownership interest in PRC Williston.

In connection with the acquisition, PRC Williston entered into equity participation agreements with the lenders pursuant to which PRC Williston has agreed to pay to the lenders an aggregate of 12.5% of all distributions paid to the owners of PRC Williston, which at this time is 100% owned by us. Under the credit agreement, as amended, we are required to make an equity contribution of at least $7 million to PRC Williston on or before November 30, 2007, the proceeds of which are to be used to pay down the outstanding principal under the credit agreement. We have the right to make additional equity contributions beyond the required $7 million contribution. Any equity contributions by us will reduce the aggregate participation interest payable to the lenders by 0.50% for each $1 million equity contribution, but in no event will the aggregate participation interest payable be reduced below 7.5%. Our lenders were also granted 4% of 8/8ths overriding royalty interest, proportionally reduced, in the Williston Basin properties.

The operator has informed us that it intends to drill up to four additional wells through the remainder of 2007 and up to 18 wells in 2008.

Offshore Gulf of Mexico. In April 2006, in order to establish a presence in the Gulf of Mexico, we purchased a 5.3% limited partnership interest in Hall-Houston Exploration II, L.P., an oil and natural gas exploration and development partnership that has operations focused primarily offshore in the Gulf of Mexico. Our interest in the partnership required that we commit to contribute up to $8 million to the capital of the partnership, of which we had contributed $3.9 million as of August 20, 2007.

The partnership commenced exploration activities in the third quarter of 2006 and has successfully drilled nine wells in the shallow waters of the Texas and Louisiana Gulf Coast. One of the wells has been sold and the other eight wells are currently producing. The general partner has advised us that it expects the partnership to drill up to seven additional exploratory wells during 2007 and up to four wells in 2008.

Hall-Houston Exploration II, L.P. is managed by Hall-Houston Exploration Partners, L.L.C. The president and chief financial officer of Hall-Houston Exploration Partners, L.L.C. are Gary L. Hall and Brad Bynum, both of whom presently serve on our board of directors. In addition, Gary L. Hall is the brother of our chief executive officer, Wayne P. Hall. Wayne P. Hall has no direct or indirect ownership interest in Hall-Houston Exploration Partners, L.L.C. or Hall-Houston Exploration II, L.P., except through his ownership interest in our company. We invested in Hall-Houston Exploration II, L.P. on the same terms as all other limited partner investors in the partnership.

Pursuant to the limited partnership agreement, the limited partners of Hall-Houston Exploration II, L.P. are required to fund their investment in the partnership based on calls for capital made by the general partner from time to time. The general partner is authorized to issue a call for capital contributions at any time, and from time to time, over a three year period expiring in April 2009. In the event that a limited partner is unable or unwilling to fund a capital call, the general partner may pursue one or more of the following remedies:

•	require the defaulting limited partner to pay interest on the unpaid capital contribution equal to the prime rate plus four percent;

•	exclude the defaulting limited partner from participating in any vote or consent of the limited partners; or

•	require the defaulting limited partner to sell its entire limited partnership interest to the other limited partners or the partnership, at the option of the other limited partners and the partnership, at a price equal to the lower of (i) 75% of the fair market value of such defaulting limited partner’s interest and (ii) 75% of the capital account balance of such defaulting limited partner.

We have funded approximately $3.9 million of our $8 million commitment, and the general partner is unable to predict the timing and amount of the future calls for capital. We have assumed for purposes of planning and budgeting that we will be required to fund up to $4.1 million of our remaining commitment during the next twelve months. We do not intend to set aside our remaining commitment of approximately $4.1 million for purposes of fulfilling our capital commitment obligations to the partnership, but intend to employ a significant portion of our presently available capital to acquire and develop other oil and natural gas properties and drilling prospects. There can be no assurance, however, of the timing or amounts of calls for capital by the general partner of Hall-Houston Exploration II, L.P. or that we will be able to fund our contribution to the capital of the partnership as required.

Cinco Terry Prospect, Southwest Texas. We have a 10% working interest in the Cinco Terry exploratory prospect area in Crockett County, Texas with oil and natural gas potential from three horizons, the Canyon, Wolfcamp and Ellenberger formations. This exploratory prospect is operated by Approach Resources, Inc. The prospect area consists of approximately 18,000 gross (1,800 net) acres. As of June 30, 2007, seven wells have been successfully drilled and completed and are currently producing. The operator has informed us that it intends to drill up to eight additional exploratory wells during the remainder of 2007 and up to four wells in 2008.

Palo Duro Basin, Panhandle of Texas. In November 2005 and January 2006, we acquired leases covering approximately 23,800 mineral acres underlying 33,000 surface acres in the Palo Duro Basin located in Floyd and Motley Counties in Texas. We acquired leases for an aggregate acquisition cost of $2.56 million. In January 2006, we entered into a series of agreements with The Meridian Resource & Exploration LLC relating to the sale of a portion of our undivided interest in the Palo Duro Basin acreage and the drilling and development of the acreage. Pursuant to the terms of the agreements, we sold 75% of our undivided leasehold interest in approximately 23,800 mineral acres to Meridian in exchange for cash consideration of approximately $3.95 million. In addition, we entered into an exploration agreement with Meridian whereby Meridian will act as operator of the acreage. The exploration agreement provides for an area of mutual interest covering the entire area of each of Motley and Floyd Counties. The agreement also provides Meridian with the option of farming out our interest in 15 wells subject to a non-convertible overriding royalty interest of 5% of 8/8ths, proportionally reduced, retained by us. We are not obligated to fund any drilling in the first 15 wells drilled in this prospect area. We do not anticipate any activity in this prospect during 2007.

Boomerang Prospect, Western Kentucky. In August 2006, we acquired our current working interest of approximately 6.67% in the Boomerang prospect in western Kentucky. The operator of the property is Approach Resources, Inc. This exploratory prospect consists of approximately 72,000 gross (4,800 net) acres located in the western Kentucky region of the Illinois Basin, and is prospective for natural gas from a horizon of shallow shale that is present at depths ranging between 2,500 and 3,500 feet. The first three wells were drilled in the first quarter of 2007 and the operator has informed us that it intends to begin horizontal drilling operations in each of these wells during the third quarter of 2007. The operator has also informed us that it intends to drill up to three additional exploratory wells during the remainder of 2007 and up to eleven wells in 2008.

South San Arroyo, Utah. In June 2006, we acquired an 85% working interest in the South San Arroyo gas prospect, which consists of 20,300 gross (17,249 net) acres. The shallow oil and natural gas exploratory prospect is located in eastern Utah. We do not anticipate any activity in this prospect during 2007.

El Vado East Prospect, Northern New Mexico. The El Vado East prospect is a Mancos Shale exploratory oil prospect encompassing a total of 90,000 gross (9,000 net) acres located in the Chama Basin in northern New Mexico. We acquired a 10% working interest and an 8.1% net revenue interest in the prospect which will be operated by Approach Resources, Inc. We anticipate that the first of four vertical test wells will be drilled in the fourth quarter of 2007 and the remaining three in 2008.

Desoto Parish, Louisiana. During November 2006, we acquired a 10% working interest in a multi-lateral horizontal well located in DeSoto Parish, Louisiana. The well is operated by Silver Oak Operating, Inc. The well tested multiple producing fractures in the James Lime formation at approximately 6,000 feet total vertical depth. The well was drilled and completed in December 2006 and began production on January 3, 2007.

Competition

We compete with numerous other companies in virtually all facets of our business. Our competitors in the exploration, development, acquisition and production business include major integrated oil and natural gas companies as well as numerous independents, including many that have significantly greater financial resources and in-house technical expertise than we do.

Marketing and Pricing

We derive revenue principally from the sale of oil and natural gas. As a result, our revenues are determined, to a large degree, by prevailing prices for crude oil and natural gas. We sell our oil and natural gas on the open market at prevailing market prices. The market price for oil and natural gas is dictated by supply and demand, and we cannot accurately predict or control the price we may receive for our oil and natural gas.

Our revenues, cash flows, profitability and future rate of growth depend substantially upon prevailing prices for oil and natural gas. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Lower prices may also adversely affect the value of our reserves and make it uneconomical for us to commence or continue production levels of natural gas and crude oil. Historically, the prices received for oil and natural gas have fluctuated widely. Among the factors that can cause these fluctuations are:

•	changes in global supply and demand for oil and natural gas;

•	the actions of the Organization of Petroleum Exporting Countries, or OPEC;

•	the price and quantity of imports of foreign oil and natural gas;

•	acts of war or terrorism;

•	political conditions and events, including embargoes, affecting oil-producing activity;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil and natural gas inventories;

•	weather conditions;

•	technological advances affecting energy consumption;

•	the price and availability of alternative fuels; and

•	market concerns about global warming or changes in governmental policies and regulations due to climate change initiatives.

We may enter into hedging arrangements to reduce our exposure to decreases in the prices of oil and natural gas. Hedging arrangements may expose us to risk of significant financial loss in some circumstances including circumstances where:

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received;

•	our production and/or sales of natural gas are less than expected;

•	payments owed under derivative hedging contracts come due prior to receipt of the hedged month’s production revenue; or

•	the other party to the hedging contract defaults on its contract obligations.

In addition, hedging arrangements limit the benefit we would receive from increases in the prices for oil and natural gas. We cannot assure you that any hedging transactions we may enter into will adequately protect us from declines in the prices of oil and natural gas. On the other hand, we may choose not to engage in hedging transactions in the future. As a result, we may be more adversely affected by changes in oil and natural gas prices than our competitors who engage in hedging transactions.

In conjunction with our acquisition of the Williston Basin properties, we entered into hedging arrangements with Nexen Marketing USA, Inc., which is also the purchaser of the oil from these properties. The hedging arrangements are oil swaps priced against the monthly settlement price as posted by the NYMEX for West Texas Intermediate Crude (“WTI”) beginning March 2007 and continuing for a period of 36 months. For the twelve months beginning March 2007, the daily volume hedged is 175 bbls/d against a WTI settlement price of $63.71 per barrel. For the twelve month period beginning March 2008, the daily volume hedged is 100 bbls/d against a WTI settlement price of $65.70 per barrel. For the twelve month period beginning March 2009, the daily volume hedged is 75 bbls/d against a WTI settlement price of $65.40 per barrel.

Government Regulations

General. Our operations covering the exploration, production and sale of oil and natural gas are subject to various types of federal, state and local laws and regulations. The failure to comply with these laws and regulations can result in substantial penalties. These laws and regulations materially impact our operations and can affect our profitability. However, we do not believe that these laws and regulations affect us in a manner significantly different than our competitors. Matters regulated include permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells and unitization and pooling of properties, restoration of surface areas, plugging and abandonment of wells, requirements for the operation of wells, and taxation of production. At various times, regulatory agencies have imposed price controls and limitations on production. In order to conserve supplies of oil and natural gas, these agencies have restricted the rates of flow of oil and natural gas wells below actual production capacity, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. Federal, state and local laws regulate production, handling, storage, transportation and disposal of oil and natural gas, by-products from oil and natural gas and other substances and materials produced or used in connection with oil and natural gas operations. While we believe we will be able to substantially comply with all applicable laws and regulations, the requirements of such laws and regulations are frequently changed. We cannot predict the ultimate cost of compliance with these requirements or their effect on our actual operations.

Federal Income Tax. Federal income tax laws significantly affect our operations. The principal provisions that affect us are those that permit us, subject to certain limitations, to deduct as incurred, rather than to capitalize and amortize, our domestic “intangible drilling and development costs” and to claim depletion on a portion of our domestic oil and natural gas properties based on 15% of our oil and natural gas gross income from such properties (up to an aggregate of 1,000 barrels per day of domestic crude oil and/or equivalent units of domestic natural gas).

Environmental Matters. The discharge of oil, gas or other pollutants into the air, soil or water may give rise to liabilities to the government and third parties and may require us to incur costs to remedy discharges. Natural gas, oil or other pollutants, including salt water brine, may be discharged in many ways, including from a well or drilling equipment at a drill site, leakage from pipelines or other gathering and transportation facilities, leakage from storage tanks and sudden discharges from damage or explosion at natural gas facilities of oil and natural gas wells. Discharged hydrocarbons may migrate through soil to water supplies or adjoining property, giving rise to additional liabilities.

A variety of federal and state laws and regulations govern the environmental aspects of natural gas and oil production, transportation and processing and may, in addition to other laws, impose liability in the event of discharges, whether or not accidental, failure to notify the proper authorities of a discharge, and other noncompliance with those laws. Compliance with such laws and regulations may increase the cost of oil and natural gas exploration, development and production, although we do not anticipate that compliance will have a material adverse effect on our capital expenditures or earnings. Failure to comply with the requirements of the applicable laws and regulations could subject us to substantial civil and/or criminal penalties and to the temporary or permanent curtailment or cessation of all or a portion of our operations.

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “superfund law,” imposes liability, regardless of fault or the legality of the original conduct, on some classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of a disposal site or sites where the release occurred and companies that dispose or arrange for disposal of the hazardous substances found at the time. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and severable liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We could be subject to liability under CERCLA because our jointly owned drilling and production activities generate relatively small amounts of liquid and solid waste that may be subject to classification as hazardous substances under CERCLA.

The Resource Conservation and Recovery Act of 1976, as amended (“RCRA”), is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either a “generator” or “transporter” of hazardous waste or an “owner” or “operator” of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most oil and natural gas exploration and production waste to be classified as nonhazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. As a result, we are not required to comply with a substantial portion of RCRA’s requirements because our operations generate minimal quantities of hazardous wastes. At various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes oil and natural gas exploration and production wastes from regulation as hazardous waste. Repeal or modification of the exemption by administrative, legislative or judicial process, or modification of similar exemptions in applicable state statutes, would increase the volume of hazardous waste we are required to manage and dispose of and would cause us to incur increased operating expenses.

The Oil Pollution Act of 1990 (“OPA”) and regulations thereunder impose a variety of regulations on “responsible parties” related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of federal safety, construction or operating regulations. Few defenses exist to the liability imposed by OPA. In addition, to the extent we acquire offshore leases and those operations affect state waters, we may be subject to additional state and local clean-up requirements or incur liability under state and local laws. OPA also imposes ongoing requirements on responsible parties, including proof of financial responsibility to cover at least some costs in a potential spill. We cannot predict whether the financial responsibility requirements under the OPA amendments will adversely restrict our proposed operations or impose substantial additional annual costs to us or otherwise materially adversely affect us. The impact, however, should not be any more adverse to us than it will be to other similarly situated owners or operators.

The Federal Water Pollution Control Act Amendments of 1972 and 1977 (“Clean Water Act”) imposes restrictions and controls on the discharge of produced waters and other wastes into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters and to conduct construction activities in waters and wetlands. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the crude oil and natural gas industry into certain coastal and offshore waters. Further, the EPA has adopted regulations requiring certain crude oil and natural gas exploration and production facilities to obtain permits for storm water discharges. Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans. The Clean Water Act and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of crude oil and other pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. We believe that our operations comply in all material respects with the requirements of the Clean Water Act and state statutes enacted to control water pollution.

Underground injection is the subsurface placement of fluid through a well, such as the reinjection of brine produced and separated from crude oil and natural gas production. The Safe Drinking Water Act of 1974, as amended, establishes a regulatory framework for underground injection, with the main goal being the protection of usable aquifers. The primary objective of injection well operating requirements is to ensure the mechanical integrity of the injection apparatus and to prevent migration of fluids from the injection zone into underground sources of drinking water. Hazardous-waste injection well operations are strictly controlled, and certain wastes, absent an exemption, cannot be injected into underground injection control wells. In North Dakota, no underground injection may take place except as authorized by permit or rule. We currently own and operate various underground injection wells in that state. Failure to abide by our permits could subject us to civil and/or criminal enforcement. We believe that we are in compliance in all material respects with the requirements of applicable state underground injection control programs and our permits.

The Clean Air Act of 1963 and subsequent extensions and amendments, known collectively as the “Clean Air Act”, and state air pollution laws adopted to fulfill its mandate provide a framework for national, state and local efforts to protect air quality. Our operations utilize equipment that emits air pollutants which may be subject to federal and state air pollution control laws. These laws require utilization of air emissions abatement equipment to achieve prescribed emissions limitations and ambient air quality standards, as well as operating permits for existing equipment and construction permits for new and modified equipment. We believe that we are in compliance in all material respects with the requirements of applicable federal and state air pollution control laws.

There are numerous state laws and regulations in the states in which we operate which relate to the environmental aspects of our business. These state laws and regulations generally relate to requirements to remediate spills of deleterious substances associated with oil and natural gas activities, the conduct of salt water disposal operations, and the methods of plugging and abandonment of oil and natural gas wells which have been unproductive. Numerous state laws and regulations also relate to air and water quality.

We do not believe that our environmental risks will be materially different from those of comparable companies in the oil and natural gas industry. We believe our present activities substantially comply, in all material respects, with existing environmental laws and regulations. Nevertheless, we cannot assure you that environmental laws will not result in a curtailment of production or material increase in the cost of production, development or exploration or otherwise adversely affect our financial condition and results of operations. Although we maintain liability insurance coverage for liabilities from pollution, environmental risks generally are not fully insurable.

In addition, because we have acquired and may acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by such former operators. Additional liabilities could also arise from continuing violations or contamination not discovered during our assessment of the acquired properties.

Additionally, various legislative and regulatory climate change initiatives are currently being considered to address emissions of greenhouse gases, including carbon dioxide and methane. It is not possible at this time to predict how climate change provisions that may be implemented would impact our business. However, future laws and regulations could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business.

Federal Leases. For those operations on federal oil and natural gas leases, such operations must comply with numerous regulatory restrictions, including various non-discrimination statutes, and certain of such operations must be conducted pursuant to certain on-site security regulations and other permits issued by various federal agencies. In addition, on federal lands in the United States, the Minerals Management Service (“MMS”) prescribes or severely limits the types of costs that are deductible transportation costs for purposes of royalty valuation of production sold off the lease. In particular, MMS prohibits deduction of costs associated with marketer fees, cash out and other pipeline imbalance penalties, or long-term storage fees. Further, the MMS has been engaged in a process of promulgating new rules and procedures for determining the value of crude oil produced from federal lands for purposes of calculating royalties owed to the government. The natural gas and crude oil industry as a whole has resisted the proposed rules under an assumption that royalty burdens will substantially increase. We cannot predict what, if any, effect any new rule will have on our operations.

Other Laws and Regulations. Various laws and regulations often require permits for drilling wells and also cover spacing of wells, the prevention of waste of natural gas and oil including maintenance of certain gas/oil ratios, rates of production and other matters. The effect of these laws and regulations, as well as other regulations that could be promulgated by the jurisdictions in which we have production, could be to limit the number of wells that could be drilled on our properties and to limit the allowable production from the successful wells completed on our properties, thereby limiting our revenues.

Employees

We have five employees, including our four executive officers. For the foreseeable future, we intend to use the services of independent consultants and contractors to perform various professional services, including reservoir engineering, land, legal, environmental, investor relations and tax services.

DESCRIPTION OF PROPERTY

Reserves

Our crude oil and natural gas reserves have been estimated as of December 31, 2006 by Cawley, Gillespie & Associates, Inc. Prior to 2006, our reserve amounts were insignificant. Estimates of proved reserves attributable to the interests we acquired in the Williston Basin properties are based on a report prepared for us by Cawley, Gillespie & Associates, Inc. as of January 1, 2007, adjusted to give effect to a 4% of 8/8ths overriding royalty interest, proportionately reduced, that we granted to our lenders in connection with the Williston Basin Acquisition. Natural gas and crude oil reserves, and the estimates of the present value of future net revenues therefrom, were determined based on then current prices and costs.

There are numerous uncertainties inherent in estimating quantities of proved reserves and estimates of reserve quantities and values must be viewed as being subject to significant change as more data about the properties becomes available.

The following table sets forth our estimated proved reserves as of December 31, 2006.

	Proved Reserves
	Developed	Undeveloped	Total

Crude Oil (Mbbls)	8	—	8
Natural Gas (Mmcf)	116	—	116
Total proved reserves (Mboe)	27	—	27

Since January 1, 2006, we have not filed nor have we been required to file with any federal authority or agency any reports of estimated crude oil or natural gas reserves.

The following table sets forth the estimated proved reserves attributable to our Williston Basin Acquisition as of January 1, 2007.

	Proved Reserves
	Developed	Undeveloped	Total

Crude Oil (mbbls)	1,031	339	1,370
Natural Gas (mmcf)	1,077	—	1,077
Total proved reserves (mboe)	1,211	339	1,550

Production, Average Sales Prices and Average Costs of Production

The following table sets forth certain information regarding production volumes, average sales prices and average costs of production for the two years ended December 31, 2006.

	2006	2005(1)

Production Volume:
Natural Gas (mcf)	20,266	—
Oil and Natural Gas Liquids (bbls)	67	—

Average Sales Prices:
Natural Gas (per mcf)	$5.89	—
Oil (bbls)	$54.62	—

Costs of Production (per boe)	$13.81	—
Depreciation, depletion and accretion (per boe)	$76.19	—

(1)	We had insignificant natural gas production and no oil production attributable to our working interests during the year ended December 31, 2005.

Drilling Activity

Information with regard to our drilling activities during the years ended December 31, 2006 and 2005 is set forth below.

	2006		2005
	Gross	Net	Gross	Net

Exploratory Wells:
Productive	9	1.0	3	0.2
Non-Productive	12	2.1	1	0.1

Total	21	3.1	4	0.3

Development Wells:	—	—	—	—

Total Wells:
Productive	9	1.0	3	0.2
Non-Productive	12	2.1	1	0.1

Total	21	3.1	4	0.3

Since January 1, 2007 and as of August 15, 2007, we have participated in the drilling of eleven additional wells onshore. Two of these wells have been successfully completed and are producing. Five of these wells are currently undergoing completion operations, one is currently being drilled, and the remaining three are being evaluated for continuing development. Through our interest in Hall-Houston Exploration II, L.P., we have also participated in the successful drilling of five wells during 2007, one of which has been sold and the other four which are currently producing.

Acreage

The following table summarizes by state our developed and undeveloped acreage as of June 30, 2007. The term of the undeveloped leasehold acreage ranges from three to eight years.

	Developed		Undeveloped
State	Gross	Net	Gross	Net

North Dakota	15,000	6,300	—	—
Texas	1,839	260	42,800	7,150
Louisiana	800	84	—	—
Kentucky	—	—	72,000	4,800
Utah	—	—	20,300	17,249
New Mexico(1)	—	—	90,000	9,000
Colorado	—	—	9,315	1,747

Total	17,639	6,644	234,415	39,946

(1)	We acquired this acreage in August 2007 with an effective date of May 15, 2007.

Productive Wells

The following table summarizes by geographic area our gross and net interests in productive oil and natural gas wells as of June 30, 2007. Productive wells are producing wells and wells capable of production, including gas wells awaiting pipeline connections and oil wells awaiting connection to production facilities. Wells that are dually completed in more than one producing horizon are counted as one well.

	Gross Wells		Net Wells
State	Oil	Gas	Oil	Gas

North Dakota	151	—	65.6	—
Texas	1	7	0.2	0.6
Louisiana	—	1	—	0.1

Total	152	8	65.8	0.7

In addition, through our 5.3% limited partnership interest in Hall-Houston Exploration II, L.P., we had indirect interest in eight gross (0.4 net) productive gas wells.

Our oil and natural gas drilling and production activities are subject to numerous risks, many of which are beyond our control. These risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, natural gas leaks, ruptures and discharges of toxic gases. In addition, title problems, weather conditions and mechanical difficulties or shortages or delays in delivery of drilling rigs and other equipment could negatively affect our operations. If any of these or other similar industry operating risks occur, we could have substantial losses. Substantial losses also may result from injury or loss of life, severe damage to or destruction of property, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with industry practice, we have obtained insurance against some, but not all, of the risks described above. However, we cannot assure you that the insurance obtained by us will be adequate to cover any losses or liabilities.

For additional information concerning our estimated proved reserves, the standardized measure of discounted future net cash flows of the proved reserves at December 31, 2006 and 2005, and the changes in quantities and standardized measure of such reserves for each of the two years then ended, see Note 9 to our Financial Statements and supplementary notes thereto beginning on page F-15.

Litigation

There are no pending legal proceedings to which we or our properties are subject.

Company Location and Facilities

Our executive offices are located at 777 Post Oak Boulevard, Suite 910, Houston, Texas 77056, where we lease approximately 2,900 square feet.

MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons

The following table sets forth the names and ages of the current members of our Board of Directors and our executive officers and the positions held by each as of October 5, 2007.

Name	Age	Position

Wayne P. Hall	59	Chairman of the Board and Chief Executive Officer
Donald L. Kirkendall	50	President and Director
Harry Lee Stout	59	Executive Vice President, Chief Financial Officer and General Counsel
Allen R. McGee	57	Executive Vice President, Chief Accounting Officer, Secretary and Director
J. Raleigh Bailes, Sr.	59	Director
Brad Bynum	37	Director
Gary L. Hall	57	Director
Joe L. McClaugherty	55	Director
Steven A. Pfeifer	44	Director

Our directors and officers hold office until the earlier of their death, resignation, or removal or until their successors have been elected.

Executive Officers

Wayne P. Hall has served as our president and chief executive officer and as a member of our board of directors since April 1, 2005. Between January 2004 and April 2005, Mr. Hall managed his family investments in securities and oil and natural gas interests. From January 2002 until January 2004, Mr. Hall served as senior advisor to Energy Partners, Ltd., an oil and natural gas exploration and production company. Mr. Hall served as president and director of Hall-Houston Oil Company, a privately-owned exploration and production concern he co-founded, from October 1983 until January 2002.

Donald L. Kirkendall has served as our president and as a member of our board of directors since October 13, 2006, and previously served as our executive vice president from October 2005. From May 2004 to October 2005, Mr. Kirkendall was an independent consultant in the oil and natural gas exploration industry. Between January 2001 and May 2004, Mr. Kirkendall was employed as a natural gas specialist in the Professional Services Group of SunGard Corporation, where he was responsible for the implementation of natural gas trading, scheduling and accounting software.

Harry Lee Stout has served as our executive vice president, chief financial officer and general counsel since June 1, 2007. From August 2006 to May 2007, Mr. Stout served as a consultant for Petrohawk Energy Corporation in the areas of contract review, coordination of litigation and the preparation and finalization of derivative oil and natural gas hedge instruments. From 1991 to 2006, Mr. Stout served as President of KCS Energy Services, Inc.

Allen R. McGee has served as our executive vice, chief accounting officer and secretary and as a member of our board of directors since April 1, 2005, and previously served as our chief financial officer from April 1, 2005 until June 1, 2007. Mr. McGee has owned and managed Allen Roberts McGee, P.C., a private accounting practice since 1987. The firm specializes in both tax and financial accounting for privately held firms, principally oil and natural gas companies and family estates with major holdings in oil and natural gas and real estate. Mr. McGee is licensed by the State of Texas as a certified public accountant. Mr. McGee is a brother-in-law of our chief executive officer, Wayne Hall.

Directors

J. Raleigh Bailes, Sr has served as a member of our board of directors since March 1, 2006. Mr. Bailes has been a partner of Bailes, Bates & Associates, LLP, a tax and accounting firm, since March 2003. Between November 1999 and March 2003, Mr. Bailes owned and managed J. Raleigh Bailes, CPA, a tax and accounting firm. Mr. Bailes is admitted to practice before the U.S. Tax Court and is licensed by the State of Texas as a certified public accountant.

Brad Bynum has served as a member of our board of directors since March 1, 2006. Mr. Bynum is currently chief financial officer of Hall-Houston Exploration Partners, L.L.C., a privately-held oil and natural gas exploration and development company, a position he has held since February 2005. Between 1997 and February 2005, Mr. Bynum was employed at Merrill Lynch Pierce Fenner & Smith, most recently as a director of investment banking in Merrill Lynch’s Global Energy and Power Investment Banking Group, in Houston, Texas.

Gary L. Hall has served as a member of our board of directors since March 1, 2006. Mr. Hall is currently president of Hall-Houston Exploration Partners, L.L.C., an oil and natural gas exploration and production company, a position he has held since December 2004. Between January 2002 and March 2004, Mr. Hall was vice chairman of the Board of directors of Energy Partners Ltd., an oil and natural gas exploration and production company. From 1983 to January 2002, Mr. Hall was the chairman and chief executive officer of Hall-Houston Oil Company, an oil and natural gas exploration and production company. Mr. Gary L. Hall is the brother of our chief executive officer, Wayne Hall.

Joe L. McClaugherty has served as a member of our board of directors since April 13, 2006. For the past five years, Mr. McClaugherty has been a senior partner of McClaugherty & Silver, P.C., a full service firm engaged in the practice of civil law located in Santa Fe, New Mexico. Mr. McClaugherty is admitted to the state bars of New Mexico, Texas and Colorado.

Steven A. Pfeifer has served as a member of our board of directors since May 5, 2006. Since January 2005, Mr. Pfeifer has served as the managing member of P.O. & G. Resources — Texas, LLC, a privately held oil and natural gas exploration and production company. From September 1999 to September 2004, Mr. Pfeifer was employed initially as an oil and natural gas analyst by Merrill Lynch Pierce Fenner & Smith and later as First Vice President in charge of Merrill Lynch’s Global Energy Research team.

Corporate Governance and Board Composition

Our board of eight directors is comprised of at least 50% independent directors. This board of directors’ composition complies with the independence requirements of the American Stock Exchange and its exception applicable to small business issuers, such as us, providing for a board of at least 50% independent directors, as opposed to a majority of independent directors without the exception. Our board of directors believes that it is useful and appropriate to have our Chief Executive Officer also serve as the chairman of our board of directors.

Independent Directors

Each of our four directors other than Messrs. Wayne Hall, Kirkendall, McGee and Gary L. Hall qualifies as an independent director in compliance with the published listing requirements of the American Stock Exchange. In addition, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and by our management with regard to each director’s business and personal activities as they may relate to us and our management.

Board Structure and Committees

Our board of directors has established an audit committee and a compensation and nominating committee. Our board of directors and its committees set schedules to meet throughout the year and also can hold special meetings and act by written consent from time to time as appropriate. The independent directors of our board of directors also will hold separate regularly scheduled executive session meetings at which only independent directors are present. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director. Each committee of our board of directors has a written charter approved by our board of directors.

Audit Committee

The audit committee of our board of directors assists the board in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the stockholders and others; reviewing the systems of internal controls that management and the board of directors have established; appointing, retaining and overseeing the performance of independent accountants; and overseeing our accounting and financial reporting processes and the audits of our financial statements. Our audit committee also consults with our management and our independent registered public accounting firm prior to the presentation of financial statements to stockholders and related press releases and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee is directly responsible for the appointment, retention, compensation and oversight of the work of our independent auditors, including approving services and fee arrangements. All related party transactions will be approved by our audit committee before we enter into them. The current members of our audit committee are J. Raleigh Bailes, Sr., Brad Bynum and Joe L. McClaugherty. Mr. Bailes serves as chairman of the audit committee.

In addition to qualifying as independent, each member of our audit committee can read and has an understanding of fundamental financial statements.

Our audit committee includes at least one member who has been determined by our board of directors to meet the qualifications of an audit committee financial expert in accordance with SEC rules. Mr. Bailes is the independent director who has been determined to be an audit committee financial expert.

Compensation and Nominating Committee

The compensation and nominating committee of our board of directors (i) discharges the board’s responsibilities relating to the compensation of our directors and officers; and (ii) recommends candidates for election to our board of directors and oversees the director nomination process. The committee has overall responsibility for approving and evaluating the director and officer compensation plans, policies and programs of our company, including, among other things, annual salaries, bonuses, stock options and other incentive compensation arrangements. In addition, our compensation and nominating committee will administer our stock option plans, including reviewing and granting stock options, with respect to our executive officers and directors, and may from time to time assist our board of directors in administering our stock option plans with respect to our other employees.

Our compensation and nominating committee will establish procedures for the nomination process and lead the search for, select and recommend candidates for election to our board of directors, subject to legal rights, if any, of third parties to nominate or appoint directors. Consideration of new director candidates typically will involve a series of committee discussions, review of information concerning candidates and interviews with selected candidates. Candidates for nomination to our board of directors typically have been suggested by other members of our board of directors or by our executive officers. From time to time, our compensation and nominating committee may engage the services of a third-party search firm to identify director candidates. Our compensation and nominating committee will select the candidates for election to our board of directors. Candidates proposed by stockholders will be evaluated by our compensation and nominating committee using the same criteria as for all other candidates.

The current members of our compensation and nominating committee are Joe L. McClaugherty, Brad Bynum and Steven A. Pfeifer. Mr. McClaugherty serves as chairman of the compensation and nominating committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid by us to our chief executive officer and the other named executive officers for services rendered during the fiscal years ended December 31, 2006 and 2005.

				Stock		Option	Total
Name and Principal		Salary		Awards		Awards	Compensation
Position	Year	($)		($)		($)	($)

Wayne P. Hall, Chairman and CEO(1)	2006	$100,000		—		—	$100,000
	2005	$45,000	(2)	$29,110	(3)(5)	—	$74,110
Donald L. Kirkendall, President(1)	2006	$100,000		—		—	$100,000
	2005	$—		$1,500	(4)(5)	—	$1,500
Allen R. McGee, Chief Financial Officer(1)	2006	$50,000		—		—	$50,000
	2005	$22,500	(2)	$11,935	(3)(5)	—	$34,435

(1)	Messrs. Hall and McGee were appointed as chief executive officer and as chief financial officer, respectively, on April 1, 2005, and Mr. Kirkendall was appointed as executive vice president in October 2005. Mr. Kirkendall was appointed president on October 13, 2006. On June 1, 2007, Mr. McGee was appointed chief accounting officer. Prior to April 1, 2005, we had only one executive officer, who acted in such capacity without receiving any compensation.

(2)	Commencing in April 2005, we accrued salaries for our chief executive officer, Wayne P. Hall, and our chief financial officer, Allen R. McGee, in the amounts of $5,000 and $2,500 per month, respectively. Commencing January 1, 2006, we agreed to pay Messers. Hall, Kirkendall and McGee, annual salaries of $100,000, $100,000 and $50,000, respectively.

(3)	In April, 2005, we issued 1,940,650 shares of our common stock to Mr. Hall and 795,675 shares of our common stock to Mr. McGee in connection with their acceptance of employment with the company.

(4)	In October 2005, we issued 100,000 shares of our common stock to Mr. Kirkendall in connection with his acceptance of employment with the company.

(5)	The dollar amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R). Assumptions used in the calculation of this amount are included in footnote (2) to our audited financial statements for the fiscal year ended December 31, 2006 included elsewhere in this prospectus.

Outstanding Equity Awards at December 31, 2006

The unexercised options and warrants granted to our named executive officers and outstanding at December 31, 2006 are as follows:

Number of Securities
	Underlying	Option
	Unexercised Options	Exercise	Option
	Exercisable	Price	Expiration
Name	(#)	($)	Date

Wayne P. Hall, Chairman and CEO	—	—	—
Donald L. Kirkendall, President(1)	43,750	$2.00	11/21/2010
Allen R. McGee, Chief Financial Officer	—	—	—

(1)	Applies to warrants issued to Mr. Kirkendall in November 2005 for services provided to us prior to his employment, and does not include warrants to purchase 30,000 common shares acquired by Mr. Kirkendall as a purchaser of units in our 2005 private placement offering.

Stock Incentive Plan

We adopted a stock incentive plan in 2006 providing for the grant of non-qualified stock options and incentive stock options to purchase shares of our common stock and for the grant of restricted and unrestricted share grants. We have reserved 3,000,000 shares of our common stock under the plan. All officers, directors, employees and consultants to our company are eligible to participate under the plan. The purpose of the plan is to provide eligible participants with an opportunity to acquire an ownership interest in our company. As of June 1, 2007, we granted to Harry Stout, our executive vice president, general counsel and chief financial officer, 25,000 shares of common stock of the Corporation under the plan with such shares vesting upon the grant. Also, we have agreed to grant Mr. Stout an additional 25,000 shares of common stock under the plan on each of June 1 of 2008, June 1 of 2009 and June 1, 2010, provided Mr. Stout is employed as an officer on the relevant grant dates. Additionally, effective June 1, 2007, we granted Mr. Stout options under the plan to purchase 100,000 common shares each at an exercise price of $2.50 per share. The options vest and become immediately exercisable over four years, including 25,000 options vesting upon the grant of the options and an additional 25,000 options vesting on each of the first three anniversaries of the option grant. As of June 30, 2007, with the exception of the grants to Mr. Stout, no options or shares had been granted to any of our executive officers under the plan; however, options had been granted to a consultant to the company and to our outside directors as indicated in the following paragraph.

Compensation of Directors.

It is our present policy to pay our outside or non-officer directors a fee of $1,000 per day for attending board or committee meetings, or a ratable portion for meetings of less than one full day. We have also granted to our five outside directors, J. Raleigh Bailes, Brad Bynum, Gary L. Hall, Joe L. McClaugherty and Steven A. Pfeifer options to purchase 200,000 common shares each at an exercise price of $3.80 per share. The options vest and first become exercisable over four years, including 50,000 options vesting upon the grant of the options and an additional 50,000 options vesting on the first three anniversaries of the option grant. The options are subject to early termination in the event the holder ceases to be a director. All of our directors receive reimbursement for out-of-pocket expenses for attending board of directors or committee meetings. Any future outside directors may receive an attendance fee for each meeting of the board of directors. From time to time we may also engage certain outside members of the board of directors to perform services on our behalf and we will compensate such persons for the services which they perform.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information with respect to our common stock issuable under our equity compensation plans as of June 30, 2007.

	Number Of		Number of Securities
	Securities to be		Remaining Available for
	Issued Upon		Future Issuance Under
	Exercise of	Weighted-Average	Equity Compensation
	Outstanding	Exercise Price of	Plans (Excluding
	Options, Warrants	Outstanding Options,	Securities Reflected in
	and Rights	Warrants and Rights	Column (a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders	1,125,000	$3.68	1,775,000

Equity compensation plans not approved by security holders	—	—	—

Total	1,125,000	$3.68	1,775,000

2006 Director Compensation

	Fees Earned or
	Paid in Cash	Option Awards	All Other
Name	($)	($)(1)	Compensation ($)	Total ($)

J. Raleigh Bailes, Sr.	$2,500	$277,587	—	$280,087
Brad Bynum	$2,500	$277,587	—	$280,087
Gary L. Hall	$2,500	$277,587	—	$280,087
Joe L. McClaugherty	$2,500	$382,891	—	$385,391
Steven A. Pfeifer	$2,500	$382,891	—	$385,391

(1)	The dollar amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R). Assumptions used in the calculation of this amount are included in footnote (2) to our audited financial statements for the fiscal year ended December 31, 2006 included elsewhere in this prospectus.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

In reviewing the following tables, please keep in mind that the percentage amounts for each reported party are based on 21,273,172 common shares issued and outstanding as of September 30, 2007. The share amounts and percentages also includes shares of common stock underlying options and warrants exercisable within sixty (60) days held by the reported party.

Beneficial Owners

The following table sets forth certain information, as of September 30, 2007, regarding the beneficial ownership of our stock by each person who is known by us to be the beneficial owner of more than five percent (5%) of each class of our issued and outstanding shares of stock:

		Amount and Nature of	Percent
Title of Class	Name and Address of Beneficial Owner	Beneficial Ownership	of Class

Common Stock	Gary E. Bryant(1)	1,693,500	7.9%
Common Stock	Suzanne Kerr Bryant(2)	1,134,000	5.3%
Common Stock	Eagle Operating, Inc.	3,144,655	14.8%
	P.O. Box 853
	Kenmare, North Dakota 58746
Common Stock	Bonanza Master Fund, Ltd.(3)	3,963,500	17.0%
	c/o Bonanza Capital, Ltd.
	300 Crescent Court, Suite 1740
	Dallas, Texas 75201
Series A Convertible Preferred Stock	Touradji Capital Management, LP(4)	2,351,977	100.0%
	101 Park Avenue, 47th Floor
	New York, New York 10178

(1)	The share amounts for Gary Bryant include 568,000 shares held by Kiowa Oil Company, which is owned by Mr. Bryant, and 105,000 shares underlying presently exercisable warrants, 25,000 of which are held by Kiowa Oil Company.

(2)	The share amounts for Suzanne Kerr Bryant include 50,000 shares underlying presently exercisable warrants. Ms. Bryant is the wife of Gary Bryant. Mr. and Mrs. Bryant disclaim beneficial ownership in the shares reported by the other. The address for Mr. and Mrs. Bryant is 19 Island Vista, Newport Beach, CA, 92657-1810.

(3)	The share amount shown for Bonanza Master Fund, LP include 2,000,000 shares underlying presently exercisable warrants.

(4)	The share amount shown are held by two funds, Touradji Deep Rock Master Fund, Ltd. and Touradji Global Resources Master Fund, Ltd., which are managed by Touradji Capital Management, LP. Each share of the Series A Convertible Preferred Stock is convertible into approximately .67 share of common stock, or an approximate total of 1,567,985 shares of common stock, subject to adjustment. Additionally, the Touradji funds hold 240,000 warrants immediately exercisable into 240,000 shares of our common stock.

Executive Officers and Directors

The following table sets forth certain information, as of September 30, 2007, regarding the beneficial ownership of our common stock by each of our directors and executive officers and all of our directors and executive officers as a group:

		Amount and Nature of	Percent of
Title of Class	Name of Beneficial Owner	Beneficial Ownership	Class

Common Stock	Wayne P. Hall(1)	2,053,650	9.6%
Common Stock	Donald L. Kirkendall(2)	203,750	*
Common Stock	Harry Lee Stout(3)	100,000	*
Common Stock	Allen R. McGee	795,675	3.7%
Common Stock	J. Raleigh Bailes, Sr.(4)	100,000	*
Common Stock	Brad Bynum(4)	100,000	*
Common Stock	Gary L. Hall (4)(5)	300,000	1.4%
Common Stock	Joe L. McClaugherty(4)	100,000	*
Common Stock	Steven A. Pfeifer(4)	100,000	*
Common Stock	Directors and executive officers as a group (9 persons)	3,853,075	17.5%

*	Less than one percent

(1)	The share amount shown for Wayne P. Hall includes 100,000 shares of common stock and 100,000 shares underlying presently exercisable warrants held by Hall SouthWest Business Ventures, LP, Mr. Hall’s family private investment company.

(2)	The share amount shown for Mr. Kirkendall includes 73,750 shares underlying presently exercisable warrants.

(3)	The share amount shown for Mr. Stout includes 25,000 shares of common stock underlying presently exercisable warrants and 25,000 shares of common stock underlying presently exercisable options.

(4)	The share amounts for J. Raleigh Bailes, Brad Bynum, Gary L. Hall, Joe L. McClaugherty and Steven A. Pfeifer include 100,000 shares for each underlying presently exercisable options.

(5)	The share amount shown for Gary L. Hall also includes 100,000 shares of common stock and 100,000 shares underlying presently exercisable warrants held by Houston Explorer Group, LP, a private investment company owned by Mr. Gary L. Hall.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In April 2006, we purchased a 5.3% limited partnership interest in Hall-Houston Exploration II, L.P., an oil and natural gas exploration and development partnership which has operations focused primarily offshore in the Gulf of Mexico. See “Business — Principal Oil and Natural Gas Interests — Offshore Gulf of Mexico.” Our interest in the partnership required that we commit to contribute up to $8 million to the capital of the partnership. We have funded approximately $3.9 million of our $8 million commitment. Hall-Houston Exploration II, L.P. is sponsored and managed by Hall-Houston Exploration Partners, L.L.C. The president and chief financial officer of Hall-Houston Exploration Partners, L.L.C. are Gary L. Hall and Brad Bynum, respectively, both of whom presently serve on our board of directors; and Brad Bynum also serves on our audit committee and compensation and nomination committee. In addition, Gary L. Hall is the brother of our chief executive officer, Wayne P. Hall. Wayne P. Hall has no direct or indirect ownership interest in Hall-Houston Exploration Partners, L.L.C. However, Wayne P. Hall and four of our outside directors, Brad Bynum, Gary L. Hall, Joe L. McClaugherty and Steven A. Pfeifer, each purchased limited partnership interests in Hall-Houston Exploration II, L.P. We invested in Hall-Houston Exploration II, L.P. private placement offering on the same terms as all other limited partner investors in the partnership, including Messrs. Wayne P. Hall, Gary L. Hall, Bynum, McClaugherty and Pfeifer.

On February 16, 2007, through our wholly-owned subsidiary, PRC Williston LLC, we acquired approximately 43% average working interest in 15 fields located in the Williston Basin in North Dakota. See “Business — Principal Oil and Natural Gas Interests — Williston Basin Acquisition.” As part of the consideration for our acquisition of the Williston Basin properties we issued 3,144,655 shares of our common stock to the seller of the properties, Eagle Operating, Inc., giving Eagle Operating an approximate 14.8% stock ownership in our company. Eagle Operating is the operator of these properties. In addition, our subsidiary, PRC Williston, has agreed to contribute up to $45 million in development capital towards 100% of the mutually agreed upon joint capital costs of the existing secondary recovery and development program and in other joint participations with Eagle Operating over a five year period. The terms of our acquisition of the Williston Basin properties were determined through arms-length negotiations.

On April 3, 2007, we completed the sale of 2,240,467 shares of our Series A Preferred Stock to two funds managed by Touradji Capital Management, LP in consideration of the Touradji funds’ (i) payment of $2 million to us; (ii) return of 1,573,800 shares of our common stock, with a deemed value of $4,721,400 (or $3.00 per common share), to us for cancellation; and (iii) the return of 160,000 common stock purchase warrants to us for cancellation. The shares and warrants represent all of the shares of the common stock and 160,000 of the 400,000 warrants in us previously held by the Touradji funds. Prior to the April 2007 transaction, the Touradji funds held approximately 8.3% of our voting stock. The terms of this sale were determined through arms-length negotiations.

We believe that the terms of each of the foregoing transactions were no less favorable to us than could have been obtained from unaffiliated third parties.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The following summary of our capital stock and certain provisions of our Certificate of Incorporation and bylaws do not purport to be complete and are qualified in their entirety by the provisions of those documents, copies of which have been filed with the SEC.

Common Stock

As of the September 30, 2007, there were 21,273,172 shares of our common stock outstanding, that were held of record by 197 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the certificate of incorporation, and certain mergers and reorganizations), in which cases Delaware law and our bylaws require the favorable vote of at least a majority of all outstanding shares. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock. Our board of directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of preferred stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to that of the common stock. The rights of the holders of common stock will be subject to and may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of our company.

Series A Convertible Preferred Stock.  Our board has designated 3,000,000 of the preferred shares as Series A Convertible Preferred Stock (“Series A Preferred Stock”) with the rights, preferences, privileges and restrictions described below, which there were issued and outstanding 2,294,612 shares of Series A Preferred Stock as of August 20, 2007. On April 3, 2007, we completed the sale of 2,240,467 shares of our Series A Preferred Stock to two funds managed by Touradji Capital Management, LP in consideration for (i) payment of $2 million; (ii) return of 1,573,800 shares of our common stock, with a deemed aggregate value of $4,721,400, or $3.00 per common share; and (iii) the return of 160,000 common stock purchase warrants held by the funds. We have cancelled both the returned common shares and the warrants.

The Series A Preferred Stock was issued at a stated value of $3.00 per share and is convertible into our common stock at any time at a conversion price of $4.50 per share. Both the stated value and conversion price are subject to adjustment in the event of any stock splits, stock dividends, combinations or the like affecting the Series A Preferred Stock or common stock, or any fundamental transactions (such as certain amendments to the certificate of incorporation, and certain mergers and reorganizations). Each share of Series A Preferred Stock is entitled to dividends on the stated value at the rate of 10% per annum, provided that the dividend rate will increase to 15% on April 3, 2008. Dividends are payable quarterly in cash or, at our option, in additional shares of Series A Preferred Stock. The Series A Preferred Stock is entitled to vote with the common stock on an as converted basis. If we are liquidated, each outstanding share of Series A Preferred Stock will be entitled to a liquidation payment in an amount equal to the greater of (x) the stated value, plus any accrued and unpaid dividends, and (y) the amount payable per share of common stock which a holder of Series A Preferred Stock would have received if the holder had converted to common stock immediately prior to the liquidation event, plus any accrued and unpaid dividends. We are required to redeem all outstanding shares of Series A Preferred Stock on October 2, 2008 at a redemption price equal to the stated value, plus any accrued and unpaid dividends. We have the option to redeem the Series A Preferred Stock at any time, subject to 30 days prior written notice, at the same redemption price.

We also provided the Touradji funds with registration rights requiring that we use our reasonable best efforts to file a registration statement with the SEC by April 30, 2007 for purposes of registering the resale of the shares of common stock underlying the Series A Preferred Stock and the 240,000 warrants still held by the Touradji funds. On October 18, 2007, we filed a registration statement with respect to these shares.

Private Placement Warrants

We issued warrants to purchase common stock as part of the units sold in our 2005 and 2006 private placements. In connection with our 2005 private placement, we sold to investors 5,334,300 warrants to purchase one share of our common stock at an exercise price of $2.00 per share. We also issued to our placement agent, Energy Capital Solutions, LP, and certain finders a total of 441,350 warrants on the same terms and conditions.

In connection with our 2006 private placement, we sold to investors 871,500 warrants to purchase one share of our common stock at an exercise price of $3.00 per share. We also issued to our placement agent, Energy Capital Solutions, LP, 326,812 warrants on the same terms and conditions. All of the warrants are presently exercisable and have a term of five years from the date of issuance. None of the warrants had been exercised as of June 30, 2007.

Other Warrants

In November 2005, we issued 25,000 warrants to purchase shares of our common stock, at an exercise price of $2.00 per share, to an unaffiliated oil and natural gas exploration and production company as partial consideration for our acquisition of certain oil and natural gas working interests. The warrants have a term of five years. None of the warrants had been exercised as of June 30, 2007.

Stock Incentive Plan

We have adopted a Stock Incentive Plan in 2006 (the “Plan”) providing for the grant of non-qualified stock options and incentive stock options to purchase shares of our common stock and for the grant of restricted and unrestricted share grants. We have reserved 3,000,000 shares of our common stock under the Plan. All officers, directors, employees and consultants to our company are eligible to participate under the plan. The purpose of the plan is to provide eligible participants with an opportunity to acquire an ownership interest in our company. As of June 30, 2007, 1,225,000 options had been granted under the plan at a weighted average exercise price of $3.59 per share. No options granted under the plan had been exercised as of June 30, 2007.

Dividends

We do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

Transfer Agent

The transfer agent for our common stock is Nevada Agency & Trust Company, 50 West Liberty Street Suite 880, Reno, Nevada 89501.

Indemnification; Limitation of Liability

We intend to enter into separate indemnification agreements with each of our directors. These agreements will provide that we will indemnify each of our directors against any and all expenses incurred by that director because of his or her status as one of our directors, to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws. In addition, the agreements will provide that, to the fullest extent permitted by Delaware law, but subject to various exceptions, we will advance all expenses incurred by our directors in connection with a legal proceeding.

Our certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of directors. The certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation also provides that if Delaware law is amended after the date of this prospectus to authorize corporate action to further eliminate or limit the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law. The foregoing provisions of our certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws.

As permitted by section 145 of the Delaware General Corporation Law, our bylaws provide that we may indemnify any our directors and officers to the fullest extent permitted by Delaware law. In addition, as permitted by section 145 of the Delaware General Corporation Law, our bylaws provide that we are authorized to enter into indemnification agreements with our directors and officers and we are authorized to purchase directors’ and officers’ liability insurance, which we currently maintain to cover our directors and executive officers.

MATERIAL UNITED STATES TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following summary describes certain material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder (as defined below) holding shares of our common stock as capital assets (i.e., generally, property held for investment) as of the date of this prospectus. The discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, rulings and judicial decisions thereunder all as in effect as of the date hereof. Such authorities may be repealed, revoked or modified with or without retroactive effect so as to result in U.S. federal income tax consequences different from those discussed below.

This discussion does not address all aspects of U.S. federal income taxation and does not deal with gift, foreign, state and local tax consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special U.S. tax rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” banks, insurance companies, corporations that accumulate earnings to avoid U.S. federal income tax, investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and certain former citizens or long-term residents of the United States that are subject to special treatment under the Code. Such entities and persons should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner in the partnership or an owner of the entity generally will depend on the status of the partner or owner and the activities of the partnership or entity. Persons who are partners in partnerships or owners of pass-through entities holding our common stock should consult their own tax advisors.

The authorities on which this summary is based are subject to various interpretations, and any views expressed within this summary are not binding on the Internal Revenue Service (which we also refer to as the IRS) or the courts. No assurance can be given that the IRS or the courts will agree with the tax consequences described in this prospectus.

As used herein, a “Non-U.S. Holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that is subject to primary supervision by a court situated within the United States and as to which one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

THIS DISCUSSION DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

Although we do not anticipate that we will pay cash dividends in the foreseeable future, if we make distributions on our common stock, such distributions paid to a Non-U.S. Holder generally will constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain. See “Gain on Disposition of Common Stock” for additional information.

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate for dividends generally will be required to complete IRS Form W-8BEN (or other applicable form) and certify, under penalty of perjury, that such holder is not a U.S. person and is eligible for the benefits with respect to dividends allowed by such treaty. Special certification requirements apply to certain Non-U.S. Holders that are “pass-through” entities for U.S. federal income tax purposes. A Non-U.S. Holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld from the IRS by timely filing an appropriate claim for refund with the IRS.

This U.S. withholding tax generally will not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, if a treaty applies, attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder. Dividends effectively connected with the conduct of a trade or business, as well as those attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, are subject to U.S. federal income tax generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Certain IRS certification and disclosure requirements must be complied with in order for effectively connected dividends to be exempt from withholding. Any such effectively connected dividends received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) with respect to gain recognized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of disposition and meets certain other requirements; or

•	we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code, also referred to as a USRPHC, for United States federal income tax purposes at any time within the five-year period preceding the disposition (or, if shorter, the Non-U.S. Holder’s holding period for the common stock).

Gain recognized on the sale or other disposition of common stock and effectively connected with a U.S. trade or business, or attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, is subject to U.S. federal income tax on a net income basis generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Any such effectively connected gain from the sale or disposition of common stock received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual Non-U.S. Holder who is present in the United States for 183 or more days during the taxable year of disposition generally will be subject to a 30% tax imposed on the gain derived from the sale or disposition of our common stock, which may be offset by U.S. source capital losses realized in the same taxable year.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and associated personal property. The IRS regulations identify an interest in real property to include a fee ownership, co-ownership, or leasehold in real property.

We believe that we are a USRPHC. Nevertheless, a Non-U.S. Holder will not be subject to United States federal income tax as long as our common stock is regularly traded on an established securities market, within the meaning of Section 897(c) (3) of the Code and the applicable Treasury regulations, and the Non-U.S. Holder holds no more than five percent of our outstanding common stock, directly or indirectly, during the applicable testing period. However, we can provide no assurance that our common stock will remain regularly traded on an established securities market.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons (currently at a rate of 28%) of the gross amount. Dividends paid to a Non-U.S. Holder generally will not be subject to backup withholding if proper certification of foreign status (usually on an IRS Form W-8BEN) is provided, and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person (as defined under the Code) or otherwise establishes an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If a non-U.S. holder sells its common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such stockholder outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that:

•	is a United States person for United States tax purposes;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for United States tax purposes; or

•	is a foreign partnership, if at any time during its tax year (1) one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or (2) the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its files that the non-U.S. holder is a non-U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge or reason to know that the seller is not a non-U.S. holder.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying that such stockholder is a non-U.S. person or otherwise establishes an exemption.

A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such stockholder’s United States tax liability by timely filing a properly completed claim for refund with the IRS.

U.S. Federal Estate Tax

Common shares owned or treated as owned by an individual or citizen who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individuals gross estate for U.S. federal estate tax purposes and may be subject to federal estate tax unless an applicable estate tax treaty provides otherwise.

Legislation enacted in 2001 provides for reductions in the rate of U.S. federal estate tax through 2009 and the elimination of the tax entirely for the estates of those dying in the year 2010. The estate tax would be fully reinstated, as in effect prior to the reductions, for the estates of those dying in 2011 and thereafter, unless further legislative action is taken. No predictions can be made as to whether these scheduled changes will in fact occur or whether such changes will be affected by subsequent legislation.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE ENCOURAGE EACH PROSPECTIVE INVESTOR TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement among us, Canaccord Adams Inc., Pritchard Capital Partners, LLC and Scarsdale Equities LLC (collectively, the “underwriters”), we have agreed to sell to the underwriters 14,000,000 shares of our common stock and each of the underwriters has agreed to purchase the number of shares set forth opposite its name in the following table:

Number of
Underwriter	Shares

Canaccord Adams Inc.	7,420,000
Pritchard Capital Partners, LLC	5,320,000
Scarsdale Equities LLC	1,260,000

Total	14,000,000

The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriting agreement provides that the underwriters will purchase the shares of common stock from us at the public offering price shown on the cover page of this prospectus less the underwriting discount shown on the cover page of this prospectus.

The following table summarizes the underwriting discounts the underwriters are to receive on a per share basis and in total from us. The information is presented assuming either no exercise or full exercise of the underwriters’ option to purchase additional shares of stock to cover over-allotments.

		Total
	Per Share	Without Option	With Option

Underwriting discount paid by us	$0.14	$1,960,000	$2,254,000

We estimate that the total expenses of this offering will be approximately $500,000, excluding underwriters’ discounts. We will pay all expenses associated with this offering, other than certain expenses incurred by the underwriters. We will also pay the fees of the counsel for the underwriters, which we expect will be approximately $150,000.

The underwriters propose to offer the shares of our common stock initially to the public at the offering price set forth on the cover page of this prospectus and to selling group members at that price less a concession of $0.084 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the public offering, the underwriters may change the offering price and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

We have granted to the underwriters the option, exercisable for thirty (30) days from the date of this prospectus, to purchase up to 2,100,000 additional shares of common stock at the price set forth on the cover of this prospectus. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

We, and each of our executive officers and directors have agreed that none of us will issue, sell, transfer or dispose of any shares of our common stock or securities convertible into or exercisable for any shares of our common stock, without the prior written consent of the underwriters, for a period of 180 days after the date of the underwriting agreement, other than in this offering in accordance with the terms of the underwriting agreement.

Our shares of common stock are listed on the American Stock Exchange under the symbol “PRC.”

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transfers and stabilizing transactions in accordance with Regulation M. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which the underwriters may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress, subject to a specified maximum price.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the American Stock Exchange or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Each of the underwriters have represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in an investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Our engagement letter with Canaccord Adams Inc. relating to this offering includes a right of first refusal under which Canaccord Adams Inc. has the right, for a period of twelve months following the completion of this offering, to act as our exclusive agent and financial advisor in connection with future issuances of securities and certain sale, merger, joint venture or similar transactions involving us.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Burleson Cooke, LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Bracewell & Giuliani LLP, Houston, Texas.

EXPERTS

Malone & Bailey, PC, independent certified public accountants, Houston, Texas, have audited, as set forth in their report appearing elsewhere in this prospectus, our financial statements as of December 31, 2006 and for the year ended December 31, 2006, as well as statements of combined revenues and direct operating expenses of the oil and natural gas properties purchased by Petro Resources Corporation from Eagle Operating, Inc. for the years ended December 31, 2006 and 2005. Farber Hass Hurley & McEwen LLP, independent certified public accountants, Granada Hills, California, have audited, as set forth in their report appearing elsewhere in this prospectus, our financial statements as of December 31, 2005 and for the year ended December 31, 2005. We have included our financial statements in the prospectus in reliance upon the reports of such firms, given upon their authority as experts in accounting and auditing.

All of the estimated reserve figures included in this prospectus, including related calculations, have been prepared by Cawley, Gillespie & Associates, Inc. and have been included in reliance on the authority of said firm as an expert in petroleum engineering.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information filed pursuant to the Securities Exchange Act of 1934 may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. Copies of the registration statement and the exhibits are on file with the SEC and may be obtained from the SEC’s website or upon payment of the fee prescribed by the SEC, or may be examined, without charge, at the offices of the SEC set forth above. For further information, reference is made to the registration statement and its exhibits.

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following is a description of the meanings of some of the oil and natural gas industry terms used in this prospectus.

bbl.  Stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.

bcf.  Billion cubic feet of natural gas.

boe.  Barrels of crude oil equivalent, determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

boe/d.  boe per day.

Carbon dioxide (CO2) flooding.  A process whereby liquid carbon dioxide is deposited deep into the earth in order to increase output when extracting oil.

Completion.  The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Development well.  A well drilled within the proved area of a natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

Drilling locations.  Total gross locations specifically quantified by management to be included in the Company’s multi-year drilling activities on existing acreage. The Company’s actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, drilling results and other factors.

Dry hole.  A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Exploratory well.  A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

Field.  An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Formation.  An identifiable layer of rocks named after its geographical location and dominant rock type.

Lease.  A legal contract that specifies the terms of the business relationship between an energy company and a landowner or mineral rights holder on a particular tract of land.

Leasehold.  Mineral rights leased in a certain area to form a project area.

mbbls.  Thousand barrels of crude oil or other liquid hydrocarbons.

mboe.  Thousand barrels of crude oil equivalent, determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids mcf.  Thousand cubic feet of natural gas.

mcfe.  Thousand cubic feet equivalent, determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

mmbbls.  Million barrels of crude oil or other liquid hydrocarbons.

mmboe.  Million barrels of crude oil equivalent, determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

mmbtu.  Million British Thermal Units.

mmcf.  Million cubic feet of natural gas.

Net acres, net wells, or net reserves.  The sum of the fractional working interest owned in gross acres, gross wells, or gross reserves, as the case may be.

Overriding royalty interest.  Is similar to a basic royalty interest except that it is created out of the working interest. For example, an operator possesses a standard lease providing for a basic royalty to the lessor or mineral rights owner of 1/8 of 8/8. This then entitles the operator to retain 7/8 of the total oil and natural gas produced. The 7/8 in this case is the 100% working interest the operator owns. This operator may assign his working interest to another operator subject to a retained 1/8 overriding royalty. This would then result in a basic royalty of 1/8, an overriding royalty of 1/8 and a working interest of 3/4. Overriding royalty interest owners have no obligation or responsibility for developing and operating the property. The only expenses borne by the overriding royalty owner are a share of the production or severance taxes and sometimes costs incurred to make the oil or gas salable.

Plugging and abandonment.  Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.

Present value of future net revenues (PV-10).  The present value of estimated future revenues to be generated from the production of proved reserves, before income taxes, of proved reserves calculated in accordance with Financial Accounting Standards Board guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to hedging activities, non-property related expenses such a general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

PV-10.  Pre–tax present value of estimated future net revenues discounted at 10%.

Production.  Natural resources, such as oil or gas, taken out of the ground.

Productive well.  A well that is found to be capable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Project.  A targeted development area where it is probable that commercial gas can be produced from new wells.

Prospect.  A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved developed producing reserves.  Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves.  The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable from known reservoirs under current economic and operating conditions, operating methods, and government regulations.

Proved undeveloped reserves.  Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion.  The process of re-entering an existing well bore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.

Reserves.  Oil, natural gas and gas liquids thought to be accumulated in known reservoirs.

Reservoir.  A porous and permeable underground formation containing a natural accumulation of producible nature gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

Secondary Recovery.  A recovery process that uses mechanisms other than the natural pressure of the reservoir, such as gas injection or water flooding, to produce residual oil and natural gas remaining after the primary recovery phase.

Shut-in.  A well that has been capped (having the valves locked shut) for an undetermined amount of time. This could be for additional testing, could be to wait for pipeline or processing facility, or a number of other reasons.

Standardized measure.  The present value of estimated future cash inflows from proved oil and natural gas reserves, less future development, abandonment, production and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized measure differs from PV-10 because standardized measure includes the effect of future income taxes.

Successful.  A well is determined to be successful if it is producing oil or natural gas, or awaiting hookup, but not abandoned or plugged.

Undeveloped acreage.  Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Well bore.  The hole of the well starting at the surface of the earth and descending downward to the bottom of the hole.

Water flood.  A method of secondary recovery in which water is injected into the reservoir formation to displace residual oil and enhance hydrocarbon recovery.

Working interest.  The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Petro Resources Corporation
Houston, Texas

We have audited the accompanying balance sheets of Petro Resources Corporation (the “Company”), as of December 31, 2006 and the related statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Malone & Bailey, PC
Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

March 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Petro Resources Corporation
Houston, Texas

We have audited the accompanying balance sheet of Petro Resources Corporation (a development stage company) (the “Company”) as of December 31, 2005, and the related statements of operations, changes in shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petro Resources Corporation as of December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Farber Hass Hurley & McEwen, LLP

Granada Hills, California
March 1, 2006

PETRO RESOURCES CORPORATION

BALANCE SHEET
December 31, 2006

Assets
Current assets
Cash and cash equivalents	$4,285,204
Accounts receivable and accrued revenue	91,344
Prepaids	11,602

Total current assets	4,388,150

Oil and natural gas properties, successful efforts accounting
Proved properties, net	527,958
Unproved	3,728,112

Net oil and gas properties	4,256,070

Other assets
Investment in partnership	2,293,104
Deposit	10,257

Total other assets	2,303,361

Total Assets	$10,947,581

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$216,870
Accrued expenses	1,300

Total current liabilities	218,170
Asset retirement obligation	30,653

Total liabilities	248,823

Commitments and contingencies

Shareholders’ equity
Preferred stock, $0.01 par value; 10,000,000 shares authorized, no shares issued	—
Common stock, $0.01 par value; 50,000,000 shares authorized, 19,677,317 shares issued and outstanding as of December 31, 2006	196,773
Additional paid in capital	14,816,718
Accumulated deficit	(4,314,733)

Total shareholders’ equity	10,698,758

Total Liabilities and Shareholders’ Equity	$10,947,581

The accompanying notes are an integral part of these financial statements.

PETRO RESOURCES CORPORATION

STATEMENTS OF OPERATIONS

	Years Ended
	December 31,
	2006	2005

Revenue
Oil and gas sales	$151,416	$—
Gain (loss) on sale of property	1,394,754	—

	1,546,170	—

Expenses
Lease operating expenses	55,172	—
Exploration	2,150,729	32,228
Impairment of oil & gas properties	614,770	—
Depreciation, depletion and accretion	304,396	263
General and administrative	2,602,632	188,384

Total expenses	5,727,699	220,875

Net loss from operations	(4,181,529)	(220,875)
Other income	282,544	—

Net loss to common stockholders	$(3,898,985)	$(220,875)

Earnings per share
Basic and diluted	$(0.20)	$(0.02)
Weighted average shares outstanding	19,201,991	10,683,000

The accompanying notes are an integral part of these financial statements.

PETRO RESOURCES CORPORATION

STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2006 & 2005

	Preferred Stock		Common Stock		Additional		Total
	Number		Number		Paid-in	Accumulated	Shareholders’
	of Shares	Total	of Shares	Total	Capital	Deficit	Equity

Balance, December 31, 2004	—	—	7,025,017	$70,250	$126,750	$(194,873)	$2,127
Shares issued for services	—	—	3,807,000	38,070	18,930	—	57,000
Contributed capital	—	—	—	—	3,000	—	3,000
Shares sold in private placement, net	—	—	5,334,300	53,343	4,839,607	—	4,892,950
Shares and warrants issued for working interest	—	—	25,000	250	49,750	—	50,000
Net loss for the year ended December 31, 2005	—	—	—	—	—	(220,875)	(220,875)

Balance, December 31, 2005	—	—	16,191,317	161,913	5,038,037	(415,748)	4,784,202
Shares and warrants sold in private placement, net	—	—	3,486,000	34,860	8,180,140	—	8,215,000
Stock options issued to the board of directors	—	—	—	—	1,598,541	—	1,598,541
Net loss for the year ended December 31, 2006	—	—	—	—	—	(3,898,985)	(3,898,985)

Balance, December 31, 2006	—	—	19,677,317	$196,773	$14,816,718	$(4,314,733)	$10,698,758

The accompanying notes are an integral part of these financial statements.

PETRO RESOURCES CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended
	December 31,
	2006	2005

Cash flows from operating activities
Net loss	$(3,898,985)	$(220,875)
Adjustments to reconcile net income to net cash used by operating activities
Depletion, depreciation and accretion	304,396	263
Impairment	614,770	—
Dry hole costs	2,141,907	—
Issuance of common stock and stock options for services	1,598,541	57,000
Gain on sale of property	(1,394,754)	—
Changes in operating assets and liabilities		—
Accounts receivable and accrued revenue	(91,344)	—
Prepaids	(11,602)	—
Accounts payable	77,726	12,000
Accrued expenses	(95,464)	96,764

Net cash applied to operating activities	(754,809)	(54,848)

Cash flows from investing activities
Capital expenditures	(8,240,421)	(1,428,219)
Deposits	(10,257)	—
Investment in partnership	(2,293,104)	—
Proceeds from sale of properties	3,953,785	—

Net cash applied to investing activities	(6,589,997)	(1,428,219)

Cash flows from financing activities
Issuance of common stock	8,715,000	5,334,300
Placement agents fee	(500,000)	(441,350)
Cash advances from Company CEO	—	95,754
Repayment of Company CEO advances	(2,500)	(93,254)
Contributed capital	—	3,000

Net cash from financing activities	8,212,500	4,898,450

Net increase in cash	867,694	3,415,383
Cash, beginning of period	3,417,510	2,127

Cash, end of period	$4,285,204	$3,417,510

Supplemental disclosure of cash flow information
Cash paid for interest	$4,020	$—
Cash paid for federal income taxes	$—	$—

The accompanying notes are an integral part of these financial statements.

PETRO RESOURCES CORPORATION

Notes to Financial Statements

Note 1 —	Organization and Nature of Operations

Petro Resources Corporation was incorporated in June 1997 in the State of Delaware under the name Kid Kritter USA, Inc. to engage in the design and manufacture of children’s apparel. Petro terminated that business in 1999. Petro changed its name to Primebuy International, Inc. in February 2002.

Effective May 6, 2003, Petro acquired all the outstanding shares of common stock of Russian Resources Corporation (“RRC”), a private company incorporated in Delaware on February 19, 2002, for 4,189,000 shares of Petro’s common stock, representing 61.4% of Petro’s outstanding shares after the merger. Although Petro acquired RRC, the shareholders of RRC held a majority of the voting interest and RRC management and board of directors assumed operational control of the combined enterprise. Accordingly, this merger was accounted for as a recapitalization, and the historical results of operations presented are those of RRC.

Petro changed its name to Russian Resources Group, Inc. in May 2003. During 2003 and 2004, Petro focused its attention on the analysis and due diligence of certain oil and gas properties in Russia.

In late 2004, Petro terminated all its activities in Russia and redirected its attention to oil and gas exploration and development in the United States. On April 1, 2005, Petro recruited a new management team. In June 2005, Petro changed its name to Petro Resources Corporation.

In February 2007, as more fully discussed in Note 9 below, Petro formed a wholly-owned subsidiary, PRC Williston LLC, a Delaware limited liability company, for the purpose of acquiring working interests in crude oil and natural gas producing properties

Note 2 —	Summary of Significant Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary significantly from those estimates under different assumptions and conditions.

Critical accounting policies are defined as those significant accounting policies that are most critical to an understanding of a company’s financial condition and results of operation. We consider an accounting estimate or judgment to be critical if (i) it requires assumptions to be made that were uncertain at the time the estimate was made, and (ii) changes in the estimate or different estimates that could have been selected could have a material impact on our results of operations or financial condition.

Successful Efforts Accounting

Petro uses the successful efforts method of accounting for crude oil and natural gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and related asset retirement costs are capitalized and amortized on a unit-of-production basis over the remaining life of proved developed reserves and proved reserves on a field basis. Unproved leasehold costs are capitalized pending the results of exploration efforts. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are charged to expense when incurred.

PETRO RESOURCES CORPORATION

Notes to Financial Statements — (Continued)

Valuation of Property and Equipment

Petro accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 requires that the Company’s long-lived assets, including its oil and gas properties, be assessed for potential impairment in their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. An impairment charge to current operations is recognized when the estimated undiscounted future net cash flows of the asset are less than its carrying value. Any such impairment is recognized based on the differences in the carrying value and estimated fair value of the impaired asset.

SFAS 144 provides for future revenue from the Company’s oil and gas production to be estimated based upon prices at which management reasonably estimates such products will be sold. These estimates of future product prices may differ from current market prices of oil and gas. Any downward revisions to management’s estimates of future production or product prices could result in an impairment of the Company’s oil and gas properties in subsequent periods.

The long-lived assets of the Company, which are subject to evaluation, consist primarily of oil and gas properties. Due to the regularly scheduled impairment reviews by management, Petro recognized a non-cash, pre-tax charge against earnings of $614,770 for the year ended December 31, 2006.

Income Taxes

Petro uses the asset liability method in accounting for income taxes. Deferred tax assets and liabilities are recognized for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities, and are measured using the tax rates expected to be in effect when the differences reverse. Deferred tax assets are also recognized for operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is used to reduce deferred tax assets when uncertainty exists regarding their realization.

Cash and cash equivalents

Cash and cash equivalents include cash in banks and highly liquid debt securities that have original maturities of three months or less.

Cost Method

Under the guidance of Emerging Issues Task Force D-46, Accounting for Limited Partnership Investments Petro uses the cost method to account for its limited partnership and membership interest that represent an ownership interest that exceeds 5% of the applicable entity, but is less than 50% of the applicable entity. Under the cost method of accounting, Petro’s investment is stated at the original investment amount and increased or decreased by subsequent investments or distributions. During fiscal year 2006, as more fully described in Note 4, Petro accounted for its investment in Hall-Houston Exploration II, L.P. under the cost method of accounting.

Share Based Compensation

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payments” (“FAS 123R”). Petro adopted the disclosure requirements of FAS 123R as of January 1, 2006 using the modified prospective transition method approach as allowed under FAS 123R. FAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. FAS 123R focuses

PETRO RESOURCES CORPORATION

Notes to Financial Statements — (Continued)

primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. FAS 123R requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed.

Loss per Common Share

Basic and diluted net loss per share calculations are calculated on the basis of the weighted average number of common shares outstanding during the year. For the years ended December 31, 2006 and 2005, there were no potential common equivalent shares used in the calculation of weighted average common shares outstanding as the effect would be anti-dilutive because of the net loss.

	2006	2005

Weighted average shares used to compute basic and diluted net loss per common share	19,201,991	10,683,000

Securities convertible into shares of common stock not used because the effect would be anti-dilutive
Stock options under the 2006 Stock Incentive Plan	1,000,000	—
Warrants outstanding	6,248,971	5,800,650

Total	7,248,971	5,800,650

Recently Issued Accounting Pronouncements

Petro does not expect that the adoption of recently issued accounting pronouncements will have a significant impact on its results of operations, financial position or cash flows.

Reclassification of Prior-Year Balances

Certain prior-year balances in the consolidated statements of cash flows have been reclassified to correspond with current-year classifications.

Note 3 —	Share Based Compensation

In March 2006, Petro Resources adopted the 2006 Stock Incentive Plan. Under the Plan, options may be granted to key employees and other persons who contribute to the success of Petro. Petro Resources has reserved 1,500,000 shares of common stock for the Plan. No options were exercised during the year ended December 31, 2006.

Petro accounts for stock based compensation arrangements in accordance with the provisions of SFAS No. 123R, “Share-Based Payment,” which revised SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes APB Opinion 25, “Accounting for Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Petro has implemented SFAS 123R effective January 1, 2006.

During the year ended December 31, 2006, Petro added five new members to its Board of Directors and granted each of them 200,000 options to purchase Petro’s common stock at $3.80 per share. These options vest one fourth immediately and one fourth on each of the next three March 1 anniversaries. The options

PETRO RESOURCES CORPORATION

Notes to Financial Statements — (Continued)

were valued using the Black-Scholes model with the following assumptions: stock price between $3.80 and $5.50 (the selling price of the stock on the grant date); $3.80 exercise price; 108% volatility; five-year term; zero dividend; and discount rate between 4.63% and 4.99%. During the year ended December 31, 2006, Petro Resources recognized stock compensation expense of $1,598,541 to amortize the cost of these options over the applicable service period.

A summary of option activity as of December 31, 2006, and changes during the year then ended is presented below:

		Weighted-Average
Options	Shares	Exercise Price

Outstanding at January 1, 2006	—	$—
Granted	1,000,000	3.80
Exercised, forfeited, or expired	—	—

Outstanding at December 31, 2006	1,000,000	$3.80

Exercisable at December 31, 2006	250,000	$3.80

A summary of Petro Resources non-vested shares as of December 31, 2006 and changes during the year ended December 31, 2006, is presented below:

Non-Vested Shares	Shares

Non-vested at January 1, 2006	—
Granted	1,000,000
Vested	(250,000)
Forfeited	—
Non-vested at December 31, 2006	750,000

As of December 31, 2006, there was $2,056,264 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.25 years.

Note 4 —	Investment in Limited Partnership

In April 2006, Petro Resources agreed to purchase up to $8 million of limited partnership interests in Hall-Houston Exploration II, L.P., a newly formed oil and gas exploration and development partnership that intends to focus primarily offshore in the Gulf of Mexico. In April 2006, Hall-Houston Exploration II, L.P. received commitments for a total of $150 million from the sale of limited partnership interests. Petro Resources’ interest in Hall-Houston Exploration II, L.P. represents approximately 5.3% of all interests held by limited partners. The limited partnership commenced exploration activities in the third quarter of 2006. Pursuant to the limited partnership agreement, the limited partners of Hall-Houston Exploration II, L.P. are required to fund their investment in the partnership based on calls for capital made by the general partner from time to time. The general partner can issue a call for capital contributions at any time, and from time to time, over a three year period expiring in April 2009. As of December 31, 2006, Petro Resources had funded $2,293,104 of its $8 million commitment. In March 2007, Petro Resources funded an additional $799,920 to Hall-Houston Exploration II, L.P.

PETRO RESOURCES CORPORATION

Notes to Financial Statements — (Continued)

Note 5 —	Asset Retirement Obligations

SFAS Interpretation 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”, an interpretation of SFAS No. 143, clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005.

The following is a reconciliation of Petro’s asset retirement obligation:

	2006	2005

Asset retirement obligation at beginning of period	$10,337	$—
Liabilities incurred	21,751	10,286
Liabilities settled	(2,199)	—
Accretion expense	965	51
Revisions in estimated liabilities	(201)	—

Asset retirement obligation at end of period	$30,653	$10,337

Note 6 —	Shareholders’ Equity

In the first quarter of 2006, Petro conducted the private placement sale of 871,500 units of its securities at the offering price of $10.00 per unit. Each unit consisted of four shares of common stock and one warrant to purchase an additional share of common stock at an exercise price of $3.00 per share. The warrants have a term of five years from the date of issuance. In connection with the placement, Petro engaged Energy Capital Solutions, LP, of Houston, Texas, to act as placement agent. Petro paid Energy Capital Solutions a negotiated fee of $500,000 in lieu of sales commissions and also issued to Energy Capital Solutions 326,812 warrants to purchase an equal number of shares of Petro’s common stock at an exercise price of $3.00 per share. The net proceeds of $8,215,000 were allocated to the common stock and the warrants based on their relative fair values of $6,403,000 and $1,812,000, respectively.

In the fourth quarter of 2005, Petro conducted the private placement sale of 5,334,300 units of its securities at the offering price of $1.00 per unit. Each unit consisted of one share of common stock and one five-year warrant to purchase one share of common stock at an exercise price of $2.00 per share. The gross proceeds of $5,334,300 were reduced by $441,350 paid in cash to selling agents, resulting in net proceeds of $4,892,950.

In addition, Petro issued 25,000 shares of its common stock and 25,000 warrants valued in the aggregate at $50,000 as partial consideration for a working interest in an oil and gas property. Petro valued each share at $1 and the warrants at $25,000 using the Black-Scholes model with the following assumptions: $1 stock price of the 2005 private placement; $2 exercise price; 300% volatility; five-year term; zero dividend; and 4.525% discount rate.

Effective April 1, 2005, Petro issued 3,807,000 shares of its common stock, valued at $0.015 per share and representing approximately one third of all outstanding shares, to a group headed by Wayne Hall, Petro’s

PETRO RESOURCES CORPORATION

Notes to Financial Statements — (Continued)

new CEO, as an inducement to join Petro and implement a business plan focused on domestic oil and gas exploration.

Note 7 —	Income Taxes

Reconciliation between the actual tax expense (benefit) and income taxes computed by applying the U.S. federal income tax rate to income from continuing operations before income taxes is as follows:

	2006	2005

Computed at U.S. statutory rate at 15%	$(584,848)	$(33,131)
Permanent differences	239,781	127
Changes in valuation allowance	345,067	33,004

Total	$—	$—

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities are presented below.

	2006	2005

Deferred tax assets:
Net operating loss carryforwards	$345,067	$80,192
Less valuation allowance	(345,067)	(62,235)

	—	17,957
Deferred tax liabilities:
Oil and gas properties:	—	17,957

	$—	$—

At December 31, 2006, Petro had net operating loss carryforwards for federal income tax purposes of approximately $3,260,000 that may be offset against future taxable income. Petro has established a valuation allowance for the full amount of the deferred tax assets as management does not currently believe that it is more likely than not that these assets will be recovered in the foreseeable future. To the extent not utilized, the net operating loss carryforwards will expire in 2026.

Note 8 —	Subsequent Events

Williston Basin Acquisition

On February 16, 2007, Petro closed on the acquisition of an approximate 43% average working interest in 15 fields located in the Williston Basin in North Dakota. Pursuant to a Purchase and Sale Agreement dated December 11, 2006 between Eagle Operating Inc., of Kenmare, North Dakota, and our newly formed wholly-owned subsidiary, PRC Williston LLC, a Delaware limited liability company, PRC Williston acquired 50% of Eagle Operating’s working interest in approximately 15,000 acres and 150 wells which are currently producing approximately 260 barrels of oil per day net to PRC Williston’s interest. Eagle Operating is the operator of the Williston Basin properties.

As consideration for the working interest, PRC Williston paid $10 million and Petro issued 3,144,655 shares of its common stock to Eagle Operating. In addition, PRC Williston has agreed to contribute development capital towards 100% of the mutually agreed upon joint capital costs of the existing secondary recovery and development program and in other joint participations with Eagle Operating over a

PETRO RESOURCES CORPORATION

Notes to Financial Statements — (Continued)

three year period not to exceed $45 million. For a period of 36 months from the closing, Eagle Operating has guaranteed that PRC Williston’s share of gross monthly production revenue from the property shall be not less than the financial equivalent of 300 barrels of oil per day multiplied by the number of days in a given month (the product referred to as the “production floor”). In the event that PRC Williston’s net share of gross production for any month is not at least equal to the production floor, Eagle Operating shall pay to PRC Williston, in cash, an amount equal to the difference between the production floor and the actual net barrels to PRC Williston’s interest multiplied by the average price of crude paid for the oil production from the properties for that month (the “production floor payment”). During the 36 month period, Eagle Operating shall be entitled to recover production floor payments previously made for any month in which PRC Williston’s net share of oil production exceeds the production floor, by way of PRC Williston’s cash payment not to exceed the amount by which of its net share of oil production exceeds the production floor (a “production floor reimbursement”). At the end of the 36 month period, PRC Williston will be obligated to pay to Eagle Operating, in cash, the amount of cumulative production floor payments, net of any production floor reimbursements.

In connection with the acquisition, PRC Williston entered into a $75 million Credit Agreement dated February 16, 2007 with certain lenders, arranged by Petrobridge Investment Management LLC. Pursuant to the Credit Agreement, the lenders have agreed to initially loan PRC Williston $20,273,183 for purposes of financing the acquisition of its interest in the Williston Basin fields, including certain transaction costs and fees; its costs of drilling and development of oil and gas properties; and general working capital. Any further advances under the credit facility are to be used to fund PRC Williston’s acquisition of additional oil and gas properties and costs of drilling and development, subject to certain conditions and the prior approval of the lenders.

All funds borrowed by PRC Williston under the credit facility shall bear interest at the rate equal to (x) the greater of the prime rate or 7.5%, plus (y) 2%, with interest payable monthly. The principal amount of advances outstanding under the credit facility are repayable monthly in an amount approximating 100% of PRC Williston’s cash on hand (from any source) less all permitted costs and expenses paid by PRC Williston for the monthly period.

PRC Williston’s obligations under the credit facility have been secured by its grant of a first priority security interest and mortgage on all assets of PRC Williston held now and in the future. Petro Resources Corporation has also guaranteed the performance of PRC Williston’s obligations under the credit facility and related agreements by way of a Guaranty and Pledge Agreement dated February 16, 2007. Pursuant to the Guaranty and Pledge Agreement, Petro have secured its guarantee by granting to the lenders a first priority security interest in its ownership interest in PRC Williston.

Hedging Arrangement

In conjunction with Petro’s acquisition of the producing properties in North Dakota, Petro entered into hedging arrangements with Nexen Marketing USA, Inc., which is also the purchaser of the oil from these properties. The hedging arrangements are oil swaps priced against the monthly settlement price as posted by the New York Mercantile Exchange (“NYMEX”) for West Texas Intermediate Crude (“WTI”) beginning March 2007 and continuing for a period of 36 months. For the 12 months beginning March 2007 the daily volume hedged is 175 barrels of oil per day against a WTI settlement price of $63.71 per barrel. For the 12 month period beginning March 2008, the daily volume hedged is 100 barrels of oil per day against a WTI settlement price of $ $65.70 per barrel. For the 12 month period beginning March 2009, the daily volume hedged is 75 barrels per day against a WTI settlement price of $65.40 per barrel.

PETRO RESOURCES CORPORATION

Notes to Financial Statements — (Continued)

Note 9 —	Supplemental Oil and Gas Disclosures (Unaudited)

The following table sets forth the capitalized costs and associated accumulated depreciation, depletion and amortization, including impairments, related to Petro’s oil and gas production, exploration and development activities:

	2006	2005

Unproved oil and gas properties	$3,728,112	$1,488,505
Proved oil and gas properties	1,446,326	—

	5,174,438	1,488,505
Accumulated depletion, depreciation and impairment	(918,368)	(212)

	$4,256,070	$1,488,293

The following table sets forth the costs incurred in oil and gas property acquisition, exploration, and development activities.

	2006	2005

Purchase of non-producing leases	$5,746,260	$845,743
Exploration costs	2,438,180	664,704
Development costs	183,126	—
Asset retirement obligation	21,751	10,286

	$8,389,317	$1,520,733

The following table sets forth revenue and direct cost information relating to Petro’s oil and gas exploration and production activities.

	2006	2005

Oil and gas revenue	$151,416	$—
Gain on sale of oil and gas properties	1,394,754

	1,546,170	—

Operating costs
Production	55,172	—
Exploration	2,150,729	32,228
Impairment	614,770	—
Depreciation, depletion and accretion	304,396	263
Income tax	—	—

	3,125,067	32,491

	$(1,578,897)	$(32,491)

Oil and Gas Reserve Information

Proved oil and gas reserve quantities are based on estimates prepared by Cawley, Gillespie & Associates, Inc., Petro’s engineers. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data only represent estimates and should not be construed as being exact.

PETRO RESOURCES CORPORATION

Notes to Financial Statements — (Continued)

Total Proved Reserves

	Crude oil and Condensate	Natural Gas
	(Thousand of Barrels)	(Millions of Cubic Feet)

Balance December 31, 2005	—	—
Extensions, discoveries and other additions	8.4	136.4
Production	(0.5)	(20.3)

Balance December 31, 2006	7.9	116.1

As of December 31, 2006, on a barrel of equivalent basis, 46 percent of our estimated reserves, were classified as proved undeveloped. These reserves may be regarded as less certain than producing reserves because they are frequently based on volumetric calculations rather than performance data.

Future Net Cash Flows

Future cash inflows are based on year-end oil and gas prices except in those instances where future natural gas or oil sales are covered by physical contract terms providing for higher or lower amounts. Operating costs, production and ad valorem taxes and future development costs are based on current costs with no escalation.

The following table sets forth unaudited information concerning future net cash flows for oil and gas reserves, net of income tax expense. Income tax expense has been computed using expected future tax rates and giving effect to tax deductions and credits available, under current laws, and which relate to oil and gas producing activities. This information does not purport to present the fair market value of Petro’s oil and gas assets, but does present a standardized disclosure concerning possible future net cash flows that would result under the assumptions used.

Cash inflows	$1,047,053
Production costs	(342,659)
Development costs	—
Income tax expense	—
10 percent discount rate	(124,558)

Discounted future net cash flows	$579,836

Changes in Standardized Measure of Discounted Future Cash Flows

2006

Balance January 1, 2006	$—
Sales of oil and gas produced, net	(96,244)
Extensions, discoveries and other additions	676,080

Balance December 31, 2006	$579,836

PETRO RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2007	2006
Assets
Current assets
Cash and cash equivalents	$887,107	$4,285,204
Marketable securities	2,000,000	—
Accounts receivable and accrued revenue	614,087	91,344
Prepaids	102,075	11,602

Total current assets	3,603,269	4,388,150

Property and equipment, net of depreciation, depletion and amortization
Oil and natural gas properties, successful efforts accounting
Unproved properties	25,787,359	3,728,112
Proved properties	5,213,295	527,958
Furniture and fixtures	99,139	—

Total property and equipment	31,099,793	4,256,070

Other assets
Deferred financing costs, net of amortization of $558,704	2,358,922	—
Investment in partnership	3,093,024	2,293,104
Deposit	10,257	10,257

Total other assets	5,462,203	2,303,361

Total Assets	$40,165,265	$10,947,581

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$1,599,973	$216,870
Accrued liabilities	15,625	1,300
Stock Payable	5,250	—
Current portion of notes payable	5,722,743	—

Total current liabilities	7,343,591	218,170
Note payable, net of current maturities and discount of $3,552,005	8,170,882	—
Derivative liabilities	721,790	—
Accumulated production floor payments	125,269	—
Asset retirement obligation	1,617,272	30,653

Total liabilities	17,978,804	248,823

Redeemable Preferred Stock
Series A Convertible Preferred Stock, $0.01 par value; 10,000,000 shares authorized, $3 stated value, issued 2,294,612 shares; cumulative, dividend rate 10% per annum with liquidation preferences	6,883,836	—

Shareholders’ equity
Common stock, $0.01 par value; 100,000,000 shares authorized, 21,273,172 and 19,677,317 shares issued and outstanding as of June 30, 2007 and December 31, 2006 respectively	212,732	196,773
Additional paid in capital	21,422,663	14,816,718
Accumulated deficit	(6,332,770)	(4,314,733)

Total shareholders’ equity	15,302,625	10,698,758

Total Liabilities and Shareholders’ Equity	$40,165,265	$10,947,581

The accompanying notes are an integral part of these financial statements.

PETRO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Revenue
Oil and gas sales	$1,624,409	$32,879	$2,374,437	$50,636
Other	—	—	100,000	—
Gain (loss) on sale of property	—	(10,565)	—	1,394,698

	1,624,409	22,314	2,474,437	1,445,334

Expenses
Lease operating expenses	980,132	10,814	1,462,271	15,612
Exploration costs	—	334,650	173,589	578,858
Impairment of oil & gas properties	—	33,414	15,712	140,488
Depreciation, depletion, and accretion	176,757	15,786	310,383	28,883
General and administrative	819,823	979,169	1,419,314	1,608,101

Total expenses	1,976,712	1,373,833	3,381,269	2,371,942

Net loss from operations	(352,303)	(1,351,519)	(906,832)	(926,608)
Other income and (expense)
Interest income	30,301	91,457	74,339	121,244
Interest expense	(183,152)	(1,281)	(296,408)	(3,095)
Loss on derivative contracts	(1,277,737)	—	(726,701)	—

Net loss before federal income tax	(1,782,891)	(1,261,343)	(1,855,602)	(808,459)
Provision for income tax	—	61,820	—	—

Net loss	$(1,782,891)	$(1,199,523)	$(1,855,602)	$(808,459)
Dividend on Series A Preferred Stock	(162,435)	—	(162,435)	—

Net loss available to common shareholders	$(1,945,326)	$(1,199,523)	$(2,018,037)	$(808,459)
Earnings per share
Basic and diluted	$(0.09)	$(0.06)	$(0.09)	$(0.04)
Weighted average common shares outstanding
Basic and diluted	21,308,023	19,677,317	21,252,952	18,718,787

The accompanying notes are an integral part of these financial statements.

PETRO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Six Months Ended June 30, 2007
(Unaudited)

	Common Stock		Additional		Total
	Number		Paid-in	Accumulated	Shareholders’
	of Shares	Total	Capital	Deficit	Equity

Balance, December 31, 2006	19,677,317	$196,773	$14,816,718	$(4,314,733)	$10,698,758
Stock options issued to the board of directors	—	—	456,851	—	456,851
Stock options issued for consulting services	—	—	58,000	—	58,000
Stock options issued for employee services	—	—	56,885	—	56,885
Stock issued for employee services	25,000	250	62,750	—	63,000
Stock issued for purchase of property	3,144,655	31,447	10,691,827	—	10,723,274
Exchange of preferred stock for common stock and warrants	(1,573,800)	(15,738)	(4,705,663)	—	(4,721,401)
Legal expense for preferred stock issuance	—	—	(14,705)	—	(14,705)
Dividend on Series A Preferred Stock	—	—	—	(162,435)	(162,435)
Net loss for the six months ended June 30, 2007	—	—	—	(1,855,602)	(1,855,602)

Balance, June 30, 2007	21,273,172	$212,732	$21,422,663	$(6,332,770)	$15,302,625

The accompanying notes are an integral part of these financial statements.

PETRO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended
	June 30
	2007	2006

Cash flows from operating activities
Net loss	$(1,855,602)	$(808,459)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depletion, depreciation, and accretion	310,383	28,883
Amortization included in interest expense	197,579	—
Impairment	15,712	140,488
Dry hole costs	173,589	574,452
Issuance of common stock and stock options for services	634,736	1,141,691
Gain on sale of property	—	(1,394,698)
Unrealized loss on derivative contracts	721,790	—
Accretion of asset retirement obligation	—	—
Changes in operating assets and liabilities:
Accounts receivable and accrued revenue	(522,742)	(34,294)
Prepaid expenses	(90,473)	(63,912)
Accounts payable	211,103	13,149
Accrued expenses	19,575	(99,063)

Net cash provided by (used in) operating activities	(184,350)	(501,763)

Cash flows from investing activities
Capital expenditures	(2,404,936)	(3,518,470)
Acquisition of Williston Basin	(14,397,855)	—
Investment in partnership	(799,920)	(959,904)
Investment in marketable securities	(2,000,000)	—
Proceeds from sale of properties	—	3,953,785

Net cash used in investing activities	(19,602,711)	(524,589)

Cash flows from financing activities
Issuance of common stock	—	8,215,000
Issuance of preferred stock	2,000,000	—
Costs to issue preferred stock	(14,705)	—
Financing costs	(2,867,626)	—
Proceeds from notes payable	—	49,790
Proceeds from loan	17,655,540	—
Principal payment on loan	(384,245)	—

Net cash provided by financing activities	16,388,964	8,264,790

Net increase (decrease) in cash	(3,398,097)	7,238,438
Cash, beginning of period	4,285,204	3,417,510

Cash, end of period	$887,107	$10,655,948

Supplemental disclosure of cash flow information
Cash paid for interest	$667,281	$3,095
Cash paid for federal income taxes	$—	$—
Non-cash transactions
Common stock issued in acquisition of Williston Basin properties	$10,723,274	$—
Royalty interest issued in connection with debt	$4,118,971	—
Preferred stock dividend paid in preferred shares	$162,435	—
Cancellation of common stock in exchange for preferred stock	$4,721,401	—
Capitalized interest in oil and gas properties	$1,227,695	—

The accompanying notes are an integral part of these financial statements.

PETRO RESOURCES CORPORATION

Notes to Consolidated Financial Statements

Note 1 —	Basis of Presentation

The accompanying unaudited interim financial statements of Petro Resources Corporation have been prepared in accordance with accounting principles generally accepted in the United States of America and rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in Petro Resource’s annual report on Form 10-KSB for the year ended December 31, 2006 filed with the SEC on April 2, 2007. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the consolidated financial statements which would substantially duplicate the disclosure contained in the audited financial statements as reported in the 2006 annual report on Form 10-KSB have been omitted.

On February 16, 2007, we acquired approximately a 43% average working interest in 15 fields located in the Williston Basin in North Dakota for a total purchase price of $25,121,129. This acquisition significantly impacted our balance sheet and statement of operations as of and for the periods ended June 30, 2007.

Principles of Consolidation. The accompanying consolidated financial statements include Petro Resources Corporation and its wholly-owned subsidiary PRC Williston LLC. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Deferred financing costs. In connection with debt financings in 2007, Petro Resources has paid $2,848,788 in fees. These fees were recorded as deferred financing costs and are being amortized over the life of the loans using the effective interest method.

Convertible instruments. We follow SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as well as EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features of Contingency Adjustment Conversion Ratios” in determining if there are any bifurcation or beneficial conversion issues.

Marketable securities. We account for its marketable securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” Our marketable securities are classified as trading and are carried at fair value, with unrealized gains and losses included in earnings.

Derivative Financial Instruments. We use commodity derivative financial instruments, typically options and swaps, to manage the risk associated with fluctuations in oil and gas prices. We account for derivatives under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and related interpretations and amendments. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in

PETRO RESOURCES CORPORATION

Notes to Consolidated Financial Statements — (Continued)

other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair market value. The statement requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Our oil and gas price swaps are not designated as hedges. In accordance with provisions of SFAS No. 133, these instruments have been marked-to-market through earnings.

Note 2 —	Derivative Financial Instruments

We entered into commodity derivative financial instruments intended to hedge our exposure to market fluctuations of oil prices.

As of June 30, 2007,we had commodity swaps for the following oil volumes:

Period	Volumes	Fixed Price

Oil (bbl per day):
Mar. 2007 - Feb. 2008	175	$63.70
Mar. 2008 - Feb. 2009	100	$65.70
Mar. 2009 - Feb. 2010	75	$65.40

During the six months ended June 30, 2007, we incurred a net loss of $726,701 related to derivative contracts. Included in this loss was $4,909 of realized losses related to settled contracts and $721,792 of unrealized losses related to unsettled contracts. Unrealized losses are based on the changes in the fair value of derivative instruments covering positions beyond June 30, 2007.

Note 3 —	Williston Basin Acquisition

On February 16, 2007, we closed on the acquisition of an approximate 43% average working interest in 15 fields located in the Williston Basin in North Dakota. Pursuant to the Purchase and Sale Agreement dated December 11, 2006 between Eagle Operating Inc., of Kenmare, North Dakota, and our newly formed wholly-owned subsidiary, PRC Williston LLC, a Delaware limited liability company, we acquired 50% of Eagle Operating’s working interest in approximately 15,000 acres and 150 wells which are currently producing approximately 260 barrels of oil per day net to PRC Williston’s interest. The acquisition was accounted for using the purchase method under SFAS No. 141. Eagle Operating is the operator of the Williston Basin properties.

As consideration for the working interest, we paid $12,653,648 in cash, which included $2,653,648 of additional well costs incurred by Eagle Operating, and issued 3,144,655 shares of our common stock valued at $10,723,274 (based on the average of the high and low price per share on the closing date) to Eagle Operating. In addition, we incurred $1,744,207 in fees and expenses related to the acquisition and assumed the asset retirement obligation associated with these properties. Further, we agreed to contribute development capital towards 100% of the mutually agreed upon joint capital costs of the existing secondary recovery and development program and in other joint participations with Eagle Operating over a three year period not to exceed $45 million.

The acquisition was financed by borrowings under a $75 million credit facility. (see Note 7)

PETRO RESOURCES CORPORATION

Notes to Consolidated Financial Statements — (Continued)

The preliminary purchase price allocation of the assets acquired on February 16, 2007 is as follows:

Assets
Oil and gas properties	$26,671,934

Liabilities and equity
Asset retirement obligation	$(1,550,805)

$25,121,129

The results of this acquisition are included in the consolidated financial statements from the date of acquisition. Unaudited pro forma operating results for Petro Resources, assuming the acquisition occurred at January 1. 2006, is as follows:

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2007	2006

Revenue	$3,061,338	$3,826,707
Net loss available to common shareholders	(1,961,927)	(1,833,948)
Net loss per common share	$(0.09)	$(0.10)

The unaudited pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the period presented. In addition, they are not intended to be a projection of future results.

Note 4 —	Investment in Limited Partnership

In April 2006, we agreed to purchase up to $8 million of limited partnership interests in Hall-Houston Exploration II, L.P., a newly formed oil and gas exploration and development partnership that intends to focus primarily offshore in the Gulf of Mexico. In April 2006, Hall-Houston Exploration II, L.P. received commitments for a total of $150 million from the sale of limited partnership interests. Our interest in Hall-Houston Exploration II, L.P. represents approximately 5.3% of all interests held by limited partners. The limited partnership commenced exploration activities in the third quarter of 2006. Pursuant to the limited partnership agreement, the limited partners of Hall-Houston Exploration II, L.P. are required to fund their investment in the partnership based on calls for capital made by the general partner from time to time. The general partner can issue a call for capital contributions at any time, and from time to time, over a three year period expiring in April 2009. As of June 30, 2007, Petro Resources had funded $3,093,024 of its $8 million commitment. On July 16, 2007, we contributed an additional $799,920.

We use the cost method to account for its interest in this partnership.

Note 5 —	Shareholders’ Equity

On February 16, 2007, we issued 3,144,655 shares of common stock to Eagle Operating in connection with the purchase of the Williston Basin properties. The shares were valued at $10,723,274 based on the average of the high and low price per share on the closing date.

On March 15, 2007, we granted a consultant options to purchase 25,000 shares of Petro Resources’s common stock at $3.80 per share. We recorded $58,000 of expense, equal to the fair value of the options granted, in connection with this issuance. The options were valued using the Black-Scholes model with the

PETRO RESOURCES CORPORATION

Notes to Consolidated Financial Statements — (Continued)

following assumptions: $3.00 quoted stock price; $3.80 exercise price; 107.75% volatility; five-year estimated life; zero dividend; and 5.0% discount rate.

On June 1, 2007 we granted 100,000 stock options to our new Chief Financial Officer. The options have an exercise price of $2.50 per share. 25,000 options vested immediately and the remaining 75,000 options will be issued and will vest annually on June 1, 2008, 2009 and 2010. The stock options have a 5 year term expiring on June 1, 2012. In connection with this grant, we recorded $56,885 as compensation expense during the six months ended June 30, 2007. The options were valued using the Black-Sholes model with following assumption: $2.50 quoted stock price; $2.50 exercise price; 107.75% volatility; five-year estimated life; zero dividend; 5.0% discount rate.

In June 2007 we also issued 25,000 shares of restricted common stock, which vested immediately, to our new Chief Financial Officer. In connection with this issuance, we recorded $63,000 as compensation expense based on the closing price of our common stock on June 1, 2007. We also agreed to issue 25,000 additional restricted common shares on June 1, 2008, 2009 and 2010, which vest immediately upon each respective issuance, for an aggregate of 75,000 shares. Compensation expense related to these shares is accrued monthly based on the average monthly quoted shares price.

In connection with the issuance of preferred stock, we received and cancelled 1,573,800 shares of common stock and recorded a reduction in common stock and additional paid in capital totaling $4,721,401. (See Note 8) In addition, we recorded a reduction of $14,705 in additional paid in capital associated with the costs of issuing the preferred shares.

In June 2007, Petro Resources changed its authorized common stock (.01 par value) from 50 million to 100 million and changed its 2006 Incentive Stock Plan authorized common stock from 1.5 million to 3 million common shares.

Note 6 —	Accumulated Production Floor Payments

On February 16, 2007, we acquired from Eagle Operating, Inc. an interest in 15 producing oil fields located in the Williston Basin of North Dakota. For a period of thirty-six months following the acquisition date, Eagle Operating has guaranteed that PRC Williston’s share of gross monthly production revenue from the properties will not be less than the financial equivalent of 300 barrels of oil per day multiplied by the number of days in a given month (the product referred to as the “production floor”). In the event that our net share of gross production for any month is less than the production floor, Eagle Operating is obligated to pay to Petro Resources, in cash, an amount equal to the difference between the production floor and the actual net barrels to our interest multiplied by the average price of crude oil paid for the oil production from the properties for that month (the “production floor payment”). During the thirty-six month period, for any month in which our net share of oil production exceeds the production floor, Eagle Operating shall be entitled to recover a portion of the production floor payments previously made to us, also in the form of a cash payment, not to exceed the amount by which our net share of oil production exceeds the production floor for such month (a “production floor reimbursement”). At the end of the thirty-six month period, we are obligated to repay to Eagle Operating, in cash, the amount of cumulative production floor payments, net of any production floor reimbursements. At June 30, 2007, we owed Eagle $125,269 related to the production floor payments.

PETRO RESOURCES CORPORATION

Notes to Consolidated Financial Statements — (Continued)

Note 7 —	Notes Payable

In connection with the Eagle Operating acquisition, we entered into a $75 million credit agreement (the “Credit Facility”) pursuant to which the lenders have agreed to initially loan us $20,273,183 for purposes of financing our Williston Basin acquisition, including certain transaction costs and fees, certain costs of drilling and development of oil and gas properties, and general working capital. Any further advances under the Credit Facility are to be used for drilling and development or to fund additional oil and gas property acquisitions, and are subject to certain conditions and the prior approval of the lenders.

All funds borrowed under the Credit Facility bear interest at a rate equal to (x) the greater of the prime rate or 7.5%, plus (y) 2%, with interest payable monthly. The principal amount of advances outstanding under the credit agreement are repayable monthly in an amount approximating 100% of PRC Williston’s cash on hand (from any source) less all permitted costs and expenses paid by PRC Williston for the monthly period.

The following table reflects the estimated maturities of this loan based on our most recent cash projections:

Years Ending:

June 30, 2008	$5,632,555
June 30, 2009	3,395,412
June 30, 2010	8,327,475

Total	$17,355,442

PRC Williston’s obligations under the credit agreement have been secured by its grant of a first priority security interest and mortgage on all of its assets. Petro Resources has guaranteed the performance of PRC Williston’s obligations under the credit agreement and related agreements and has secured its guarantee by granting to the lenders a first priority security interest in its ownership interest in PRC Williston.

Under the credit agreement, Petro Resources was required to make an equity contribution of at least $5 million to PRC Williston within one hundred eighty days of February 16, 2007, the proceeds of which were to be used to pay down the outstanding principal under the credit agreement. Subsequent to June 30, 2007, Petro Resources paid a fee to the lender of $250,000 and the lender agreed to postpone the equity contribution until October 31, 2007. Petro Resources has the right to make additional equity contributions beyond the required $5 million contribution. In connection with the acquisition, we entered into equity participation agreements with the lenders pursuant to which we agreed to pay to the lenders an aggregate of 12.5% of all distributions paid to the owners of PRC Williston, which at this time is 100% owned by Petro Resources. PRC Williston also granted the lenders a 4% overriding royalty interest, proportionally reduced, in its oil and gas leases. The participation and overriding royalty interest was valued at $4,118,971 and the loan origination fee of $299,604 is included in the notes payable discount. Also in connection with debt financings in 2007, Petro Resources paid $2,848,788 in fees. These fees were recorded as deferred financing costs. Both the discount and the deferred financing costs are being amortized over the life of the loans using the effective interest method.

The credit agreement obligates PRC Williston to comply with certain financial covenants calculated as of the last day of each fiscal quarter, including a minimum current ratio beginning with the quarter ending on June 30, 2007, a minimum interest coverage ratio and debt coverage ratios based on earnings and

PETRO RESOURCES CORPORATION

Notes to Consolidated Financial Statements — (Continued)

petroleum reserves, as such ratios are defined in the agreement. In addition, the credit agreement also provides for restrictions on additional borrowings, payments to members, investments and capital expenditures. Subsequent to June 30, 2007, PRC Williston entered into an agreement with the lender to postpone the calculation of the financial covenants until the quarter ending September 30, 2007.

The following is a summary of our debt:

June 30,
2007

PRC Williston Credit Facility	$17,355,442
Discount on Credit Facility, net of amortization	(3,552,005)

Net PRC Williston Credit Facility	13,803,437
Other note payable	90,188

Total long-term debt	13,893,625
Less: current portion	(5,722,743)

Net long-term debt	$8,170,882

On March 1, 2007, Petro Resources signed a promissory note with a finance company to finance its various insurance policies. The interest rate on the note is 7.90% with payments of $13,225 per month beginning April 1, 2007 and the final payment due February 1, 2008. The note is secured by the insurance policies. At June 30, 2007, the outstanding balance on the note was $90,188.

Note 8 —	Series A Preferred Stock

On April 3, 2007, we completed the sale of 2,240,467 shares of our Series A Convertible Preferred Stock (“Series A Preferred Stock”) to two funds managed by Touradji Capital Management, LP in consideration for (i) payment of $2 million; (ii) return of 1,573,800 shares of its common stock, with a deemed aggregate value of $4,721,400, or $3.00 per common share; and (iii) the return of 160,000 common stock purchase warrants held by the funds. The total aggregate value of the Series A Preferred Stock recorded was $6,721,401. The Series A Preferred Stock was recorded as a liability in accordance with SEC requirements for mandatorily redeemable preferred stock. The Preferred Stock dividends of $162,435 at June 30, 2007 was recorded in accordance with SEC requirements.

Petro Resources has cancelled both the returned common shares and the warrants. The Series A Preferred Stock was issued at a stated value of $3.00 per share and is convertible into Petro Resources’ common stock at a conversion price of $4.50 per share. Both the stated value and conversion price are subject to adjustment in the event of any stock splits, stock dividends, combinations or the like affecting the Series A Preferred Stock or common stock, or any fundamental transactions. Each share of Series A Preferred Stock is entitled to dividends on the stated value at the rate of 10% per annum, provided that the dividend rate will increase to 15% on April 3, 2008. Dividends are payable quarterly in cash or, at Petro Resources’ option, in additional shares of Series A Preferred Stock. The Series A Preferred Stock is entitled to vote with the common stock on an as converted basis. If Petro Resources is liquidated, each outstanding share of Series A Preferred Stock will be entitled to a liquidation payment in an amount equal to the greater of (x) the stated value, plus any accrued and unpaid dividends, and (y) the amount payable per share of common stock which a holder of Series A Preferred Stock would have received if the holder had converted to common stock immediately prior to the liquidation event, plus any accrued and unpaid dividends. Petro Resources is required (Mandatory Redemption) to redeem all outstanding shares of Series A Preferred Stock on October 2, 2008 at a redemption price equal to the stated

PETRO RESOURCES CORPORATION

Notes to Consolidated Financial Statements — (Continued)

value, plus any accrued and unpaid dividends. Petro Resources has the option to redeem the Series A Preferred Stock at any time, subject to 30 days prior written notice, at the same redemption price. Petro Resources also provided the Touradji funds with registration rights requiring that Petro Resources use its reasonable best efforts to file a registration statement with the SEC by April 30, 2007 for purposes of registering the resale of the shares of common stock underlying the Series A Preferred Stock and the 240,000 warrants still held by the Touradji funds. Petro Resources expects to file a registration statement relating to the Touradji funds’ shares of common stock in the near future.

To the Shareholders
Petro Resources Corporation
Houston, Texas

We have audited the accompanying statements of combined revenues and direct operating expenses of the oil and gas properties purchased by Petro Resources Corporation from Eagle Operating Inc. (“Williston Basin Properties”) for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of Petro Resources Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Petro Resources Corporation’s Form 8-K and are not intended to be a complete financial presentation of the properties described above.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined revenues and direct operating expenses of the Williston Basin Properties for the periods described above, in conformity with accounting principles generally accepted in the United States.

/s/ Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

April 27, 2007

WILLISTON BASIN PROPERTIES
(Oil and Gas Properties Purchased by Petro Resources Corporation
from Eagle Operating Inc. in the Williston Basin)
Statements of Combined Revenues and Direct Operating Expenses
For the Years Ended December 31, 2006 and 2005

	2006	2005

Revenue	$4,762,746	$4,107,751
Direct operating expense	5,313,351	3,625,454

Excess of revenues over (under) direct operating expense	$(550,605)	$482,297

The accompanying notes are an integral part of these financial statements

WILLISTON BASIN PROPERTIES
(Oil and Gas Properties Purchased by Petro Resources Corporation
from Eagle Operating Inc. in the Williston Basin)
Notes to Statements of Combined Revenues and Direct Operating Expenses
For the Years Ended December 31, 2006 and 2005

Note 1 —	The Properties

On February 16, 2007, Petro Resources Corporation (“the Company” or “Petro”) purchased an approximately 43% average working interest in 15 fields located in the Williston Basin in North Dakota (the “Williston Basin Properties”) pursuant to a Purchase and Sale Agreement dated December 11, 2006 between Eagle Operating Inc., of Kenmare, North Dakota, and Petro’s newly formed wholly-owned subsidiary, PRC Williston LLC, a Delaware limited liability company.

PRC Williston acquired 50% of Eagle Operating’s working interest in approximately 15,000 acres and 150 wells which are currently producing approximately 260 barrels of oil per day net to PRC Williston’s interest. Eagle Operating is the operator of the Williston Basin Properties.

As consideration for the working interest, PRC Williston paid $10 million and the Company issued 3,144,655 shares of its common stock to Eagle Operating. In addition, PRC Williston has agreed to contribute development capital towards 100% of the mutually agreed upon joint capital costs of the existing secondary recovery and development program and in other joint participations with Eagle Operating over a five year period not to exceed $45 million.

For a period of 36 months from the closing, Eagle Operating has guaranteed that PRC Williston’s share of gross monthly production revenue from the property shall be not less than the financial equivalent of 300 barrels of oil per day multiplied by the number of days in a given month (the product referred to as the “production floor”). In the event that PRC Williston’s net share of gross production for any month is not at least equal to the production floor, Eagle Operating shall pay to PRC Williston, in cash, an amount equal to the difference between the production floor and the actual net barrels to PRC Williston’s interest multiplied by the average price of crude paid for the oil production from the properties for that month (the “production floor payment”). During the 36 month period, Eagle Operating shall be entitled to recover production floor payments previously made for any month in which PRC Williston’s net share of oil production exceeds the production floor. At the end of the 36 month period, PRC Williston will be obligated to pay to Eagle Operating, in cash, the amount of cumulative production floor payments, net of any production floor reimbursements.

Note 2 —	Basis of Presentation

During the periods presented, the Williston Basin Properties were not accounted for or operated in accordance with generally accepted accounting principles. Eagle Operating accounted for their operations without capitalizing many of the costs that are related to the successful efforts method of accounting for oil and gas properties and did not conduct any reserve studies nor calculate an amortization rate per equivalent unit of production. Accordingly, full separate financial statements prepared in accordance with generally accepted accounting principles do not exist and are not practicable to obtain in these circumstances.

Revenues and direct operating expenses included in the Statements of Combined Revenues and Direct Operating Expenses of the Williston Basin Properties represent PRC Williston’s interest in the properties acquired for the periods prior to the closing date and are presented on the accrual basis of accounting and in accordance with generally accepted accounting principles. Depreciation, depletion and amortization, interest, accretion of asset retirement obligation, general and administrative expenses and corporate income taxes have

WILLISTON BASIN PROPERTIES
(Oil and Gas Properties Purchased by Petro Resources Corporation
from Eagle Operating Inc. in the Williston Basin)
Notes to Statements of Combined Revenues and Direct Operating Expenses — (Continued)
For the Years Ended December 31, 2006 and 2005

been excluded. The financial statements presented are not indicative of the results of operations of the acquired properties going forward due to changes in the business and inclusion of the above mentioned expenses.

Note 3 —	Commitments and Contingencies

The Company is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the statement of revenues and direct operating expenses.

PETRO RESOURCES CORPORATION
Unaudited Pro Forma Condensed Financial Statements

The following unaudited pro forma condensed financial statements and related notes are presented to show the pro forma effects of the acquisition of the Williston Basin Properties during the first quarter of 2007 on the actual results of operations and financial position of Petro Resources Corporation for the periods presented.

The pro forma condensed statements of operations for the year ended December 31, 2006, and the six months ended June 30, 2007 contain a column entitled “Williston Historical”. This column contains only the revenue and direct operating expenses of the Williston Basin Properties. During the period presented, the Williston Basin Properties were not accounted for or operated in accordance with generally accepted accounting principles. The Williston Basin Properties were accounted for without capitalizing many of the costs that related to the successful efforts method of accounting as followed by the Company and there were no reserve studies nor was there calculated an amortization rate per equivalent unit of production. Also excluded are other expenses which include interest, accretion of retirement obligations, general and administrative expenses and corporate income taxes. These condensed pro forma statements of operations are not indicative of the results of operations of the acquired properties due to the exclusion of the above mentioned expenses.

The pro forma condensed statement of operations is presented to show income from continuing operations as if the Williston Basin transaction occurred as of January 1, 2006.

Pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited pro forma condensed financial statements. The pro forma data are not necessarily indicative of the financial results that would have been attained had the transaction occurred on the dates referenced above and should not be viewed as indicative of operations in future periods. The unaudited pro forma condensed financial statements should be read in conjunction with notes thereto.

PETRO RESOURCES CORPORATION
Pro Forma Condensed Statement of Operations
For the Six Months Ended June 30, 2007
(Unaudited)

	Company	Williston	Pro Forma
	Historical	Historical	Adjustments		Pro Forma

Revenue
Oil and gas sales	$2,374,437	$586,901	$—		$2,961,338
Other	100,000	—	—		100,000
Gain (loss) on sale of property	—	—	—		—

	2,474,437	586,901	—		3,061,338

Expenses
Lease operating expenses	1,462,271	356,093	—		1,818,364
Exploration costs	173,589	—	—		173,589
Impairment of oil & gas properties	15,712	—	—		15,712
Depreciation, depletion, and accretion	310,383	—	62,343	(a)	372,726
General and administrative	1,419,314	—	—		1,419,314

Total expenses	3,381,269	356,093	62,343		3,799,705

Net income (loss) from operations	(906,832)	230,808	(62,343)		(738,367)
Other income and (expense)
Interest income	74,339	—	—		74,339
Interest expense	(296,408)	—	(112,355	)(d)	(408,763)
Loss on derivative contracts	(726,701)	—	—		(726,701)

Net income (loss) before federal income tax	(1,855,602)	230,808	(174,698)		(1,799,492)
Provision for income tax	—	—	—		—

Net income (loss)	(1,855,602)	230,808	(174,698)		(1,799,492)
Dividend to Series A convertible	(162,435)	—	—		(162,435)

Net income (loss) to common shareholders	$(2,018,037)	$230,808	$(174,698)		$(1,961,927)

Earnings per share
Basic and diluted earnings per share of common stock	$(0.09)				$(0.09)
Weighted average shares outstanding	21,252,952	—	805,634		22,056,586

The accompanying notes to the unaudited pro forma condensed financial statements are an integral part of these statements.

PETRO RESOURCES CORPORATION
Pro Forma Condensed Statement of Operations
For the Year Ended December 31, 2006
(Unaudited)

	Company	Williston	Pro Forma
	Historical	Historical	Adjustments		Pro Forma

Revenues
Oil and gas sales	$151,416	$4,762,746	$—		$4,914,162
Gain on sale of property	1,394,754	—	—		1,394,754

Total revenue	1,546,170	4,762,746	—		6,308,916
Expenses
Lease operating expenses	55,172	5,313,351	—		5,368,523
Exploration costs	2,150,729	—	—		2,150,729
Impairment of oil & gas properties	614,770	—	—		614,770
Depreciation, depletion, and accretion	304,396	—	1,309,402	(a)(b)	1,613,798
General and administrative	2,602,632	—	100,000	(c)	2,702,632

Total expenses	5,727,699	5,313,351	1,409,402		12,450,452
Net loss from operations	(4,181,529)	(550,605)	(1,409,402)		(6,141,536)
Other income and (expense)	282,544	—	(1,813,140	)(d)	(1,530,596)

Net income (loss) before federal income tax	$(3,898,985)	$(550,605)	$(3,222,542)		$(7,672,132)
Provision for income tax	—	—	—		—

Net income (loss) to common shareholders	$(3,898,985)	$(550,605)	$(3,222,542	)(e)	$(7,672,132)

Earnings per share
Basic and diluted earnings per share of common stock	$(0.20)				$(0.34)
Weighted average shares outstanding	19,201,991		3,144,655		22,346,646

The accompanying notes to the unaudited pro forma condensed financial statements are an integral part of these statements.

PETRO RESOURCES CORPORATION
Notes to Unaudited Pro Forma Condensed Financial Statements
(Unaudited)

Note 1 —	Basis of Presentation

The unaudited pro forma statement of operations for the year ended December 31, 2006 is based on the audited financial statements of the Company for the year ended December 31, 2006.

Note 2 —	Pro Forma Adjustment

The unaudited pro forma statement of operations reflect the following adjustments:

a. Record incremental depreciation, depletion and accretion expense, using units of production method, resulting from the purchase of the Williston Basin Properties. There was no expense attributed to the Williston Basin purchase.

b. Record incremental amortization of fees of the financing arrangement. Fees associated with the Williston Basin purchase amounted to $3,148,392 with an amortization expense of $787,098 for the year ended December 31, 2006.

c. Record estimated increase in general and administrative expense as a result of the purchase of the Williston Basin Properties.

d. Record interest expense of $1,813,140 for the year ended December 31, 2006 and $112,355 for the six months ended June 30, 2007 associated with debt of $17,560,742 incurred with the Williston Basin purchase.

e. Shares issued for the acquisition of the Williston Basin Properties.

The unaudited pro forma balance sheet reflects the following adjustments associated with the Williston Basin acquisition as of December 31, 2006.

1. Record the purchase price for the Williston Basin Properties, net of purchase price adjustments.

2. Record the loan and fees associated with the financing arrangement.

PETRO RESOURCES CORPORATION
Pro Forma Supplemental Oil and Gas Disclosures
(Unaudited)

The following table sets forth certain unaudited pro forma information concerning the Company’s proved oil and gas reserves at December 31, 2006 giving effect to the Company’s acquisition of its interest in the Williston Basin Properties as if it had occurred as of the beginning of each period presented. There are numerous uncertainties inherent in estimating the quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact.

All of the reserves are located in the United States.

	Crude oil
	Company	Williston	Pro Forma
	(Thousands of Barrels)

Balance December 31, 2005	—	1,383.3	1,383.3
Extensions, discoveries and other additions	8.4	—	8.4
Production	(0.5)	(81.9)	(82.4)

Balance December 31, 2006	7.9	1,301.4	1,309.3

	Natural Gas
	Company	Williston	Pro Forma
	(Millions of Cubic Feet)

Balance December 31, 2005	—	1,121.7	1,121.7
Extensions, discoveries and other additions	136.4	—	136.4
Production	(20.3)	(98.6)	(118.9)

Balance December 31, 2006	116.1	1,023.1	1,139.2

Standardize Measure of Discounted Future Net Cash Flows.

The standardized measure of discounted future net cash flows from the Company’s estimated proved gas reserves is provided for the financial statement user as a common base for comparing oil and gas reserves of enterprises in the industry and may not represent the fair market value of the Company’s oil and gas reserves or the present value of future cash flows of equivalent reserves due to various uncertainties inherent in making these estimates. Those factors include changes in oil and gas prices from year end prices used in the estimates, unanticipated changes in future production and development costs and other uncertainties in estimating quantities and present values of oil and gas reserves.

PETRO RESOURCES CORPORATION
Pro Forma Supplemental Oil and Gas Disclosures
(Unaudited) — (Continued)

The following table presents the standardized measure of discounted future net cash flows from the ownership interest in proved oil and gas reserves as December 31, 2006. The standardized measure of future net cash flows as of December 31, 2006 is calculated using the price received by the seller as of the end of the year. The prices for the Company were $2.00 per mcf and $53.06 per barrel for the year ended December 31, 2006.

The resulting estimated future cash inflows are reduced by estimated future costs to produce the estimated proved reserves based on actual year-end operating cost levels. Future income taxes are based on year-end statutory rates, adjusted for any operating loss carryforwards and tax credits. The future cash flows are reduced to present value by applying a 10% discount rate.

The standardized measure of estimated discounted future cash flow is not intended to represent the replacement cost or fair market value of the oil and gas properties.

	Company	Williston	Pro Forma

Cash inflows	$1,047,053	$71,102,064	$72,149,117
Production costs	(342,659)	(25,115,410)	(25,458,069)
Development costs	—	(1,634,000)	(1,634,000)
Income tax expense	—	(11,453,697)	(11,453,697)
10 percent discount rate	(124,558)	(17,516,317)	(17,640,875)

Discounted future net cash flows	$579,836	$15,382,640	$15,962,476

The principal changes in the standardized measure of discounted future net cash flows relating to proven oil and gas reserves are as follows:

	Company	Williston	Total

Balance December 31, 2005	$—	$13,291,406	$13,291,406
Sales of oil and gas produced, net	(96,244)	788,742	692,498
Extensions, discoveries and other additions	676,080	—	676,080
Accretion of discount	—	1,302,492	1,302,492

Balance December 31, 2006	$579,836	$15,382,640	$15,962,476

Gross acres, gross wells or gross reserves.  The total acres, wells, or reserves as the case may be, in which a working interest is owned.

March 13, 2007
Mr. Don Kirkendall
President
Petro Resources Corporation
5100 Westheimer, Suite 200
Houston, TX 77056

Re:	Evaluation Summary — SEC Price Case Petro Resources Corporation Interests Total Proved Reserves Certain Properties in Various Texas Counties As of December 31, 2006

Dear Mr. Kirkendall:

As requested, we are submitting our estimates of proved reserves and forecasts of economics attributable to the Petro Resources Corporation interests in certain properties located in various Texas counties. This report includes results for the SEC price scenario. The results of this evaluation are presented in the accompanying tabulations, with a composite summary scenario presented below:

			Proved	Proved
			Developed	Developed	Total
			Producing	Non-Producing	Proved

Net Reserves
Oil		- Mbbl	7.9	0.0	7.9
Gas		- MMcf	41.0	75.2	116.1
Revenue
Oil	- M$		458.5	0.0	458.5
Gas	- M$		192.1	396.4	588.6
Severance Taxes	- M$		34.5	15.0	49.4
Ad Valorem Taxes	- M$		14.7	0.0	14.7
Operating Expenses	- M$		221.5	57.0	278.5
Other Deductions	- M$		0.0	0.0	0.0
Investments	- M$		0.0	0.0	0.0
Net Operating Income (BFIT)	- M$		379.9	324.5	704.4
Discounted @ 10%	- M$		314.7	265.1	579.8

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”).

Presentation

This report includes three reserve category sections: Total Proved (“TP”), Proved Developed Producing (“PDP”) and Proved Developed Non-Producing (“PDNP”). Within the PDP and PDNP category sections there are grand total Table I and Table II “oneline” summaries. The Table I presents composite reserve estimates and economic forecasts for the particular reserve category. The Table II “oneline” summary presents estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I. The data presented in each Table I is explained in page 1 of the Appendix. The methods employed in estimating reserves are described in page 2 of the Appendix. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter.

Hydrocarbon Pricing

As requested, adjustments to the oil and gas prices of $61.06 per BBL and $5.475 per MMBTU, respectively were applied as quoted on December 29, 2006. Prices were held constant for the life of the properties. Oil and gas price differentials were applied to adjusted index prices as furnished by your office. Price differentials include adjustments for basis differential, gathering fees, transportation costs and heating value, if applicable.

Expenses and Taxes

Lease operating expenses and investments were forecast as furnished by your office and were held constant for the life of the properties. Severance tax and Ad valorem tax rates were forecast as provided by your office.

Miscellaneous

An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

The proved reserve classifications used conform to the criteria of the Securities and Exchange Commission (“SEC”) as defined in page 3 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived there from and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by your office. Oil and gas prices, pricing differentials, expense data, and ownership interests were also supplied by you and were accepted as furnished. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

This report was prepared for the exclusive use of Petro Resources Corporation. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc. Our work papers and related data are available for inspection and review by authorized, interested parties.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.

August 23, 2007
Mr. Wayne P. Hall, CEO
Petro Resources Corporation
777 Post Oak Blvd., Suite 910
Houston, Texas 77056

Re:	Evaluation Summary — SEC Price Case Petro Resources Corporation Interests Total Proved Reserves Certain Oil & Gas Properties in N. Dakota As of January 1, 2007

Dear Mr. Hall:

As requested, we are submitting our estimates of total proved reserves and forecasts of economics attributable to the Petro Resources Corporation (“PRC”) interests in 15 oil fields targeted for water flooding and horizontal well development in North Dakota. This report includes results for the SEC price scenario. The results of this evaluation are presented in the accompanying tabulations, with a composite summary of the values presented below:

			Proved	Proved
			Producing	Undeveloped	Total Proved

Net Reserves
Oil		- Mbbl	1,030.9	339.0	1,370.0
Gas		- MMcf	1,077.0	0.0	1,077.0
Revenue
Oil	- M$		54,701.2	17,989.1	72,690.4
Gas	- M$		2,153.9	0.0	2,153.9
Severance Taxes	- M$		2,866.5	1,568.1	4,434.5
Ad Valorem Taxes	- M$		0.0	0.0	0.0
Operating Expenses	- M$		19,906.8	995.8	20,902.6
Workover Expenses	- M$		0.0	0.0	0.0
Other Deductions	- M$		0.0	0.0	0.0
Investments	- M$		0.0	1,634.0	1,634
Net Operating Income	- M$		34,081.9	13,791.2	47,873.1
Discounted @ 10%	- M$		15,886.3	6,595.0	22,481.3

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”).

Presentation

The report is divided into three reserve category sections: Total Proved, Proved Developed Producing (“PDP”) and Proved Undeveloped (“PUD”). Within each reserve category section are Tables I, Summary Plots and Tables II. The Tables I present composite reserve estimates and economic forecasts for the

Petro Resources Corporation Interests
August 23, 2007

particular reserve category. The Summary Plots are composite rate-time history-forecast curves for the corresponding Table I. Following each Summary Plot are Table II “oneline” summaries that present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.

For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter. The data presented in the composite Tables I are explained in page 1 of the Appendix. The methods employed in estimating reserves are described in page 2 of the Appendix.

Hydrocarbon Pricing

As requested, oil and gas prices were applied as quoted on December 29, 2006, with details as provided in Attachment A, page 4 of the Appendix:

	WTI Cushing	Henry Hub
Year	Oil $/STB	Gas $/MMBtu

2007	$61.06	$5.475
Thereafter	$61.06	$5.475

Oil and gas prices were held flat at $61.06 per barrel and $5.475 per Mcf, respectively, for all properties. Oil and gas price differentials for all properties were projected at — $8.00 per barrel and — $3.475 per MMBTU.

Expenses and Taxes

As requested, operating expenses and capital expenditures were not escalated. Initial lease operating expenses (column 22) were forecast at $1,750 per well per month for all properties as directed by PRC.

For all current producing wells, we applied a stripper well severance tax of 5% of oil revenue for the life of the property. For PUD horizontal wells, we applied a 5% severance tax for the first five (5) years of production, and then returned to the standard 11.5% for the remaining life of each property. Gas severance taxes were applied at standard rates of $0.122 per Mcf for each gas producing property. No ad valorem taxes were applied for North Dakota properties.

Development Plans

This report models the development of 15 North Dakota oil fields for secondary recovery operations. All fields are currently productive, with five fields undergoing various degrees of water injection. The general development plan is to continue or begin water injection in each field, re-pressure each reservoir to initial conditions, drill or sidetrack dual-leg horizontal wells, and continue production and water injection for the remaining life of each property. Water injection in each field will be enhanced or begin by converting existing vertical producing wells or inactive wellbores to water injectors. Water sources include produced water from the Madison reservoir and water source wells producing from the Delaware formation.

Horizontal well production profiles and reserves were modeled based upon a study of analogous horizontal wells in fields undergoing water injection operations. We have estimated an ultimate recovery of 200,000 barrels of oil (BO) per lateral, or 400,000 BO per well. Re-pressurization of a pressure-depleted reservoir, estimated to take approximately 3 years upon commencement of injection, was based upon a study of analogous fields undergoing secondary recovery operations.

Petro Resources Corporation Interests
August 23, 2007

Development plans were provided by PRC and Eagle Operating Inc (“Eagle”) and the proved portion of the projected reserves were modeled in this report in accordance with SEC guidelines. The development plans included the current and/or projected unit boundaries, the number of planned injectors, the number of planned horizontal wells (new drills and/or sidetrack of vertical wells), and the timing of key development milestones. Success for each secondary recovery program will depend upon proper execution of the above noted projects, including the injection of sufficient water volumes to offset produced liquids and to increase and maintain reservoir pressures.

Reserve Classification

PDP reserves were forecasted for existing producing wells based on decline curve analysis forecast methodology. PUD reserves were forecasted for two dual lateral horizontal wells that were soon to be drilled in the re-pressured reservoir of the North Grano Field.

A PROB reserve classification was assigned for all reserves associated with future pressure response due to water injection. SEC guidelines are very specific regarding reserve classification of secondary recovery projects, and these reserves have not been modeled in this report.

Risking

Reserves and economics were not risked for any of the properties in this report. The tables in this report show unrisked numbers.

Miscellaneous

An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included except as noted above.

The proved reserve classifications and the economic considerations used herein conform to the criteria of the Securities and Exchange Commission (“SEC”) as defined in page 3 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by PRC and Eagle. Oil and gas prices, expense data, capital investments, tax values, ownership interests and development plans were also supplied by PRC and Eagle and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third pasty reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Petro Resources Corporation Interests
August 23, 2007

This report was prepared for the exclusive use of Petro Resources Corporation. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc. Our work papers and related data are available for inspection and review by authorized, interested parties.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.

14,000,000 Shares

Petro Resources Corporation
Common Stock

PROSPECTUS

Canaccord Adams
Pritchard Capital Partners, LLC
Scarsdale Equities LLC

October 30, 2007